Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
trudy_currran@cos-trust.com

April 1, 2003

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC
20549 USA

Dear Sirs:

Re: ***Canadian Oil Sands Trust - File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust:, all of which have been filed with the regulatory authorities in Canada:

a) February 3, 2003 press releases regarding the acquisition of an additional 10% working interest in Syncrude from EnCana Corporation (the "EnCana deal");
b) Material Change Report filed February 3, 2003 regarding the EnCana deal;
c) Final prospectus filed February 13, 2003 regarding the issuance of Subscription Receipts;
d) February 28, 2003 press release regarding the closing of the EnCana deal;
e) Material Change Report filed March 10, 2003 regarding the EnCana deal;
f) Form of Proxy filed March 19, 2003
g) Proxy Circular dated March 10, 2003 filed March 19, 2003;
h) Annual Report which contains the audited financial statements and managements' discussion and analysis filed March 19, 2003; and
i) March 21, 2003 press release regarding DRIP.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

dlw 6/2

TMC/cej
Encls.



NEWS RELEASE
For immediate release

Canadian Oil Sands Trust files preliminary prospectus for offering of Subscription Receipts

Calgary, February 3, 2003 (TSX – COS.UN) — Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") today announced that it has filed a preliminary prospectus with the securities regulators in Canada for an offering of subscription receipts. The proceeds from the subscription receipts are intended to be used to refinance the acquisition by Canadian Oil Sands Limited of a 10 per cent interest that EnCana Corporation holds indirectly in the Syncrude Joint Venture.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 21.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 57.7 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

The securities offered will not and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

- more -

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the anticipated increase to production and reserves, the accretive nature of the transaction, the expected economies of scale of the transaction, the ability to successfully hedge the acquired production, the impact of the acquisition on distribution levels, the anticipated credit ratings and financial ratios, and the closing date. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; commodity prices; competition;, the ability to obtain financing; imprecision in estimating future production capacity; the timing, costs and level of production; changes in regulation, including environmental; need to obtain required approval from regulatory authorities; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com



NEWS RELEASE
For immediate release

Canadian Oil Sands Trust agrees to acquire an additional 10 per cent interest in Syncrude

Calgary, February 3, 2003 (TSX – COS.UN) — Canadian Oil Sands Trust (the "Trust") today announced that its wholly owned subsidiary, Canadian Oil Sands Limited, (collectively, "Canadian Oil Sands") has agreed to acquire a 10 per cent interest in the Syncrude Joint Venture from EnCana Corporation ("EnCana") for approximately Cdn $1.07 billion cash. Following this transaction, Canadian Oil Sands will become the largest owner of the Syncrude project with a 31.74 per cent interest.

Canadian Oil Sands also obtained an option to purchase, under similar terms and conditions, EnCana's remaining 3.75 per cent interest in Syncrude until December 31, 2003. Concurrent with the exercise of this purchase option, the Trust will purchase from EnCana a six per cent gross overriding royalty on a 1.25 per cent indirect Syncrude interest held by a third party independent oil and gas company for $16 million.

"We are very pleased with this opportunity to increase our interest in a project focused on the expansion of Canada's vast oil sands," said Marcel Coutu, President and Chief Executive Officer. "Canadian Oil Sands' value as a pure play on one of the largest oil deposits in the world now has been further enhanced by our demonstrated ability to grow by acquisition as well as internally. This transaction positions us as the natural consolidator of the Syncrude interests and immediately increases our production and reserves, augmenting the Trust's already strong growth profile. After this transaction and following the completion of the Stage 3 expansion in 2005, we expect our production to average approximately 111,000 barrels per day."

The following are highlights of the transaction:

- On a pro forma basis, the acquisition is expected to be accretive to the Trust's unitholders on the basis of cash flow, earnings and net asset value per unit.
- The acquisition will boost the Trust's production by 46 per cent to approximately 74,000 barrels per day, and proven reserves and undeveloped resource are expected to increase commensurately to approximately 2.6 billion barrels.

- more -

- Economies of scale created through the transaction are anticipated to reduce the Trust's general and administrative costs per barrel, which are already among the lowest in the trust sector at $0.72 per barrel, including insurance.
- Following the acquisition and related equity financing, the Trust's market capitalization will be approximately Cdn $3.0 billion with an enterprise value of approximately Cdn $3.8 billion, making Canadian Oil Sands the largest income trust in Canada by a significant margin and the fifth largest Canadian independent, publicly-traded petroleum producer. The increase in the Trust's size should result in greater market liquidity and broader access to capital.

In accordance with the Trust's risk management program, Canadian Oil Sands plans to hedge virtually all of the acquired production through to the end of 2003. EnCana will continue to market all of the Trust's share of Syncrude Sweet Blend following the transaction under the same arrangement that existed prior to the transaction.

Canadian Oil Sands plans to finance the acquisition with two-thirds equity and one-third debt, which is consistent with the Trust's capital structure prior to the transaction. A significant portion of the equity financing, in the amount of approximately $300 million, has been secured through a private placement with a large institutional investor, and the balance will be raised through a combination of public and private equity financings. The Trust also has secured bridge financing from Canadian Imperial Bank of Commerce and Merrill Lynch & Co.

Since the Trust plans to maintain pre-acquisition financial ratios, it expects that its capacity to fund its share of Syncrude's Stage 3 expansion will remain strong. Correspondingly, distributions are anticipated to remain stable given the current economic and commodity price environments.

The transaction is to be effective February 1, 2003, and subject to customary regulatory approvals, is expected to close on or about February 28, 2003. The purchase price of approximately Cdn $1.07 billion is subject to customary closing adjustments and transaction costs.

CIBC World Markets Inc. and Merrill Lynch & Co. acted as financial advisors to Canadian Oil Sands Trust with respect to this transaction.

- more -

The Syncrude Project is a joint venture operated by Syncrude Canada Ltd. Syncrude is the world's largest producer of light sweet crude oil from oil sand and the largest single source of oil in Canada. Located near Fort McMurray, Alberta, Syncrude operates large oil sands mines, a utilities plant, bitumen extraction plants and an upgrading complex that processes bitumen into light sweet crude oil called Syncrude Sweet Blend. In 2002, Syncrude shipped 83.8 million barrels of Syncrude Sweet Blend from proven reserves of 3.5 billion barrels plus additional undeveloped resource of 4.8 billion barrels. Syncrude is in the midst of a large expansion program designed to more than double production by 2015. Stage 3 of the program is currently underway and is expected to result in productive capacity expanding from today's level of 90 million barrels per year to approximately 128 million barrels per year by 2005. Proven, developed reserves represent more than a 35-year lifespan using today's infrastructure with the potential to extend reserve life beyond the year 2050 as the leases are developed.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 21.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 57.7 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

Conference Call and Investor Presentation

Canadian Oil Sands Trust will host a conference call for investors, financial analysts and the media on Monday, February 3, 2003 at 4:30 p.m. eastern standard time to discuss this acquisition. To participate, please call 1-888-937-5823. Please register at least 10 minutes before the start of the conference call. The conference call will be recorded and available for review by calling 1-800-558-5253 and entering 21120235 until February 17, 2003.

An investor presentation describing the proposed transaction will be available on Canadian Oil Sands' Website at www.cos-trust.com.

- more -

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the anticipated increase to production and reserves, the accretive nature of the transaction, the expected economies of scale of the transaction, the ability to successfully hedge the acquired production, the impact of the acquisition on distribution levels, the anticipated credit ratings and financial ratios, and the closing date. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; commodity prices; competition;, the ability to obtain financing; imprecision in estimating future production capacity; the timing, costs and level of production; changes in regulation, including environmental; need to obtain required approval from regulatory authorities; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

The Acquisition will be effective February 1, 2003 and is expected to close on or about February 28, 2003.

Item 5. **Full Description of Material Change:**

On February 3, 2003, Canadian Oil Sands agreed to purchase an indirect 10% working interest in the Syncrude Joint Venture from EnCana for approximately $1.07 billion cash. Canadian Oil Sands will also acquire certain rights in relation to EnCana's remaining 3.75% working interest in the Syncrude Joint Venture that is held by AEC Oil Sands Limited Partnership as well as a 6% gross overriding royalty on another 1.25% interest in Syncrude (the "Remaining Interest"). Canadian Oil Sands will have an option, exercisable at any time on or before December 31, 2003, to purchase the Remaining Interest. In addition, EnCana has agreed that for a period of 60 days immediately following the closing of the Acquisition, it will not do anything in furtherance of the disposition of the Remaining Interest to a third party. Following such 60-day period, Canadian Oil Sands will have, in addition to the option, a right of first refusal which expires on December 31, 2003 in respect of the Remaining Interest.

The Trust plans to finance the Acquisition with two-thirds equity and one-third debt. A significant portion of the equity financing has been secured through a private placement with a large institutional investor, and the Trust plans to raise the balance in a public equity offering in Canada of subscription receipts. A preliminary prospectus is being filed with the provincial securities regulators in Canada for the public equity offering. Canadian Oil Sands has also secured bridge financing from a Canadian chartered bank and Merrill Lynch & Co. Canadian Oil Sands expects Moody's and Standard & Poors to reconfirm their debt ratings, based on discussions with the debt rating agencies.

The Acquisition will be effective February 1, 2003 and is expected to close on or about February 28, 2003. It is subject to customary regulatory approvals. The purchase price of approximately $1.07 billion is subject to customary closing adjustments and transaction costs.

EnCana currently holds its interest in the Syncrude Joint Venture indirectly through AEC Oil Sands, L.P. (the "Partnership"). Audited financial statements for the Partnership for the financial years ending January 31, 2002, 2001, 2000 and unaudited financial statements of the Partnership for the nine-month interim periods ended October 31, 2002 and 2001, are attached hereto as Appendix A. The Partnership also owns, indirectly, a 3.75% working interest in the Syncrude Joint Venture (subject to a 6% gross overriding royalty) in addition to the 10% interest being acquired by Canadian Oil Sands pursuant to the Acquisition. The attached financial statements reflect the inclusion of the entire interest of the Partnership in the Syncrude Joint Venture.

On a pro forma basis, the Acquisition is expected to be accretive to the Trust's unitholders on the basis of cash flow, earnings and net asset value per unit. Production is expected to rise 46 percent to approximately 74,000 barrels per day, and proven and undeveloped reserves are expected to increase commensurately to

approximately 2.6 billion barrels. Economies of scale created through the transaction also are anticipated to reduce the Trust's administrative costs per barrel. Canadian Oil Sands anticipates that the increase in the Trust's capitalization and enterprise value following the completion of the Acquisition will result in greater market liquidity and broader access to capital for the Trust.

Canadian Oil Sands plans to hedge virtually all of the acquired production through the end of 2003. EnCana will continue to market all of Canadian Oil Sands' share of Syncrude Sweet Blend (SSB) following the completion of the Acquisition under an arrangement similar to what existed prior to the acquisition.

Since the Trust plans to maintain pre-acquisition financial ratios, it expects that its capacity to fund its share of Syncrude's Stage 3 expansion will remain strong.

Item 6. **Reliance on Confidentiality Provisions of the Acts:**

Not applicable.

Item 7. **Omitted Information:**

Not applicable.

Item 8. **Senior Officer knowledgeable about the Material Change and this Report:**

For further information, please contact Marcel Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, the manager of the Trust, at the above mentioned address or at (403) 218-6200.

Item 9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED February 3, 2003, at Calgary, Alberta.

CANADIAN OIL SANDS TRUST, by its manager, CANADIAN OIL SANDS LIMITED

By: (Signed) "Marcel Coutu"
Marcel Coutu
President and Chief Executive Officer

APPENDIX A

Financial Statements of AEC Oil Sands, L.P.

NOTE: The attached financial statements have been provided by EnCana Corporation, the Vendor in the Acquisition referred to in the Material Change Report of which this Appendix forms a part, and Canadian Oil Sands makes no representation as to their accuracy or completeness. EnCana currently holds its interest in the Syncrude Joint Venture indirectly through AEC Oil Sands, L.P. (the "Partnership"). In addition to the 10% interest being acquired by Canadian Oil Sands pursuant to the Acquisition, the Partnership also owns, indirectly, a 3.75% working interest in the Syncrude Joint Venture (subject to a 6% gross overriding royalty). The attached financial statements reflect the aggregate interest of the Partnership in the Syncrude Joint Venture, of which Canadian Oil Sands has agreed to purchase only a portion pursuant to the Acquisition.

AEC OIL SANDS, L.P.

FINANCIAL STATEMENTS
OCTOBER 31, 2002

(UNAUDITED)

AEC OIL SANDS, L.P.

STATEMENT OF EARNINGS AND PARTNERS' EQUITY
(unaudited)

For the nine months ended October 31

($ thousands)		2002		2001
Gross Revenue	$	344,825	$	349,843
Costs and Expenses				
Transportation		3,912		5,094
Royalties		7,676		33,209
Operating costs		161,617		165,404
Indirect operating costs		140		638
Depletion and reclamation		18,526		15,295
Interest, net		149		(248)
		192,020		219,392
Net Earnings	$	152,805	$	130,451

Statement of Partners' Equity
(unaudited)

As at October 31,

($ thousands)		2002		2001
Partners' equity, beginning of period	$	870,644	$	673,595
Earnings for the period		152,805		130,451
Partners' equity, end of period	$	1,023,449	$	804,046

AEC OIL SANDS, L.P.

BALANCE SHEET
(unaudited)

($ thousands)	As at October 31 2002	As at January 31 2002
ASSETS		
Current		
Cash and cash equivalents	$ 16,716	$ 5,670
Accounts receivable and accrued revenue	52,754	40,772
Prepaids	-	635
Inventories	15,838	14,324
Due from partners and affiliates	226,828	220,766
	312,136	282,167
Capital Assets	829,288	667,604
	$ 1,141,424	$ 949,771
LIABILITIES AND PARTNERS' EQUITY		
Current		
Accounts payable	$ 20,304	$ 7,373
Accrued liabilities	76,359	50,376
Other liabilities	835	2,087
	97,498	59,836
Reclamation Provision	20,477	19,291
	117,975	79,127
Partners' Equity	1,023,449	870,644
	$ 1,141,424	$ 949,771

AEC OIL SANDS, L.P.

STATEMENT OF CASH FLOWS
(unaudited)

For the nine months ended October 31,

($ thousands)	2002	2001
Operating Activities		
Net earnings	$ 152,805	$ 130,451
Depletion and reclamation	18,526	15,295
Other	(1,252)	(1,113)
Cash Flow from Operations	170,079	144,633
Net change in non-cash working capital	26,053	18,438
	196,132	163,071
Investing Activities		
Capital investment	(178,357)	(61,431)
Reclamation payments	(667)	(296)
	(179,024)	(61,727)
Increase in Cash Before Financing Activities	17,108	101,344
Financing Activities		
Increase in due from partners	(10,903)	(91,186)
Decrease in due from affiliates	4,841	38
	(6,062)	(91,148)
Increase in cash	$ 11,046	$ 10,196
Cash (Bank Overdraft), Beginning of period	5,670	(1,414)
Cash (Bank Overdraft), End of period	$ 16,716	$ 8,782
Supplemental disclosure of cash flow information		
Interest paid	$ 39	$ 36

AEC Oil Sands, L.P.

Financial Statements

January 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
425 1st Street SW
Suite 1200
Calgary, Alberta
Canada T2P 3V7
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 18, 2002

Auditors' Report

To the Partners of
ABC Oil Sands, L.P.

We have audited the balance sheet of ABC Oil Sands, L.P. as at January 31, 2002 and the statements of earnings and partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian Generally Accepted Auditing Standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Partnership as at January 31, 2002 and the results of its operations and the changes in its cash position for the years then ended in accordance with Canadian Generally Accepted Accounting Principles.

PricewaterhouseCoopers LLP

Chartered Accountants

AEC Oil Sands, L.P.

Balance Sheet

As at January 31,

($ thousands)

	Note	2002	2001
ASSETS			
Current assets			
Cash and cash equivalents		$ 5,670	$ -
Accounts receivable and accrued revenue		40,772	48,631
Prepaids		635	941
Inventories	3	14,324	12,206
Due from partners and affiliates	5	220,766	112,955
		282,167	174,733
Capital assets, net	4	667,604	572,046
		$ 949,771	$ 746,779
LIABILITIES AND SHAREHOLDER'S EQUITY			
Current liabilities			
Bank overdraft		$ -	$ 1,414
Accounts payable		7,373	12,737
Accrued liabilities		50,376	36,572
Other liabilities	7	2,087	-
Due to affiliates	5	-	1,354
		59,836	52,077
Other liabilities	7	-	3,617
Reclamation provision		19,291	17,490
		79,127	73,184
Partner's equity		870,644	673,595
		$ 949,771	$ 746,779

See accompanying notes to the financial statements

AEC Oil Sands, L.P.

Statement of Earnings and Partners' Equity
For the year ended January 31,
($ thousands)

	Note	2002	2001
Gross revenues		$ 469,503	$ 462,240
Expenses			
Transportation		4,686	3,852
Royalties and other income	8	30,385	85,685
Operating costs		215,771	190,586
Indirect operating costs		794	857
Interest, net		(399)	(531)
Depletion and reclamation		21,217	16,833
Net earnings		197,049	164,958
Partners' equity, beginning of year		673,595	588,637
Distribution to partners		-	(80,000)
Partners' equity, end of year		$ 870,644	$ 673,595

See accompanying notes to the financial statements

AEC Oil Sands, L.P.
Statement of Cash Flows
For the year ended January 31,
($ thousands)

	2002	2001
Operating activities		
Net earnings	$ 197,049	$ 164,958
Depletion and reclamation	21,217	16,833
Other	(1,530)	(1,669)
	216,736	180,122
Net change in non-cash working capital	14,487	9
	231,223	180,131
Investing activities		
Capital investment	(114,678)	(71,786)
Reclamation payments	(296)	-
	(114,974)	(71,786)
Financing activities		
Increase in due from partners and affiliates	(109,165)	(39,684)
Distribution to partners	-	(80,000)
	(109,165)	(119,684)
Increase (decrease) in cash	7,084	(11,339)
(Bank overdraft) Cash, beginning of year	(1,414)	9,925
Cash (Bank overdraft), end of year	$ 5,670	$ (1,414)
Supplemental Information		
Interest paid	$ 46	$ 47

See accompanying notes to the financial statements

AEC Oil Sands, L.P.
Notes to Financial Statements
For the year ended January 31, 2002
(Tabular amounts in $ thousands, unless otherwise stated)

1. Partnership information

AEC Oil Sands, L.P. is a partnership of AEC Oil Sands GP Ltd. and Alberta Energy Company Ltd., which was formed on June 1, 1997. On formation, the original partners contributed, at historical values, their respective interests in the Syncrude Canada Joint Venture. The Partnership owns a 13.75% interest in the Syncrude Canada Joint Venture.

2. Accounting policies

(A) Principles of Consolidation
Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Partnership's share of revenues, expenses, assets and liabilities are included in the accounts.

(B) Measurement Uncertainty
Amounts recorded for depletion are based on estimates of oil reserves and future costs required to develop those reserves. The Partnership's reserve estimates are reviewed annually by an independent engineering firm. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

(C) Revenue Recognition
Revenues associated with the sales of synthetic crude oil owned by the Partnership are recognized when title passes from the Partnership to its customer.

(D) Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with a maturity of three months or less when purchased.

(E) Inventories
Inventories are valued at the lower of cost or estimated net realizable value.

(F) Capital Assets
Acquisition costs of capital assets are capitalized. These costs include leasehold acquisition costs and the cost of tangible equipment. All such costs are depleted and depreciated using the unit-of-production method, based on production of synthetic crude oil from the existing facility.

Reclamation costs are estimated and recorded over the estimated life of the proven reserves.

(G) Hedging Activities
Settlement of crude oil swap agreements, which have been arranged as a hedge against commodity price fluctuations, are reflected in product revenues at the time of sale of the related hedged production.

AEC Oil Sands, L.P.

Notes to Financial Statements
For the year ended January 31, 2002
(Tabular amounts in $ thousands, unless otherwise stated)

2. Accounting policies (continued)

(H) Employee Benefit Plans

The Partnership accrues for its proportionate share of the Syncrude Canada Joint Venture obligations under employee benefit plans and the related costs, net of plan assets.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments.

For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

Past service costs from the plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

(I) Income Taxes

Income taxes are the responsibility of the individual partners and therefore no income taxes have been recorded in these financial statements.

3. Inventories

	2002	2001
Materials and supplies	$ 14,050	$ 11,678
Finished goods inventory	274	528
	$ 14,324	$ 12,206

4. Capital assets

	2002	2001
Cost	$ 904,128	$ 789,450
Accumulated depletion	(236,524)	(217,404)
	$ 667,604	$ 572,046

5. Due from partners and affiliates/Due to affiliates

The amounts due from partners and affiliates and due to affiliates are unsecured, non-interest bearing and have no fixed terms of repayment.

AEC Oil Sands, L.P.

Notes to Financial Statements
For the year ended January 31, 2002
(Tabular amounts in $ thousands, unless otherwise stated)

6. Long-term debt

The Partnership has available a $25.0 million unsecured revolving credit and term loan facility. The facility is fully revolving for 364-day periods with provision for extension at the option of the lender following notice from the Partnership. If not extended, the facility converts to a non-revolving reducing facility to be repayable in full by the end of five years. Loans are available in Canadian dollars or U.S. equivalent and currently bear interest either at the lender's rates for Canadian prime commercial or U.S. base rate loans, at Bankers' Acceptance rates or at LIBOR plus applicable margins. As at January 31, 2002, no amount is outstanding under this facility.

7. Other liabilities

The amount, due to Syncrude Canada Ltd., represents the non-cash components of prior years cost of service utility billings to the Syncrude Canada Joint Venture. The amount is being repaid in equal monthly installments of $139,100 until March 31, 2003.

8. Royalties and other income

Royalties payable to the Province of Alberta are governed by an agreement between the Syncrude Canada Joint Venture and the Government of the Province of Alberta (the "Crown").
The agreement provides for a transition period from 1997 to the earlier of January 1, 2004 and the month after the Syncrude participants' aggregate capital expenditures from 1996 have reached $2.8 billion. The transition period terminated in December 2001.

During the transition period the royalties were determined as the greater of:

(A) the net profits interest share (Crown share) of gross revenues less allowed operating costs and a 43 percent credit for capital expenditures
(B) one percent of gross revenues attributed to new production in excess of 74 million barrels from the original leases and all production from new leases.

In January 2002, the Syncrude participants commenced paying royalties according to Alberta's generic oil sands royalty legislation. The generic royalty legislation stipulates that the Province of Alberta will receive the greater of:

(A) one percent of gross revenues
(B) 25 percent of the excess of gross revenues over allowed operating costs and capital expenditures for the year.

Other income includes $5.2 million of insurance proceeds.

9. Related party transactions

The following table outlines the transactions with affiliates during the year:

	2002	2001
Oil hedge revenue	$31,958	$0
Royalty expense	$5,545	$7,068
Tariff	$4,075	$3,852
Marketing fees	$371	$378
Management fees	$20	$22

The Partnership pays and receives management fees to/from affiliates.

AEC Oil Sands, L.P.

Notes to Financial Statements
For the year ended January 31, 2002
(Tabular amounts in $ thousands, unless otherwise stated)

10. Commitments and contingencies

The Syncrude Canada Joint Venture has entered into a capital commitment for the purposes of expansion. The Partnership's share of the capital commitment for the next three years are 2003 - $217.4 million; 2004 - $187.3 million and 2005 - $90.9 million.

11. Financial instruments

(A) Financial Assets and Liabilities
The financial assets and liabilities included in the financial statements are cash, accounts receivable, all current liabilities and amounts due to or from affiliated companies.

The fair values of financial instruments included in the balance sheet approximate their carrying amount due to the short-term maturity of those instruments.

(B) Credit Risk
A substantial portion of the Partnership's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

12. Employee benefits

The Syncrude Canada Joint Venture has post-retirement benefits plans for its employees. The following information in this note represents the Partnership's proportionate interest. No adjustment has been made to reflect the Partnership year end of January 31, 2002.

($ millions)		2001		2000
Total expense for the defined contribution plan	$	0.6	$	0.5
Accrued benefit obligation, beginning of the year	$	102.2	$	65.4
Opening balance adjustment		-		24.8
Current service cost		4.0		3.1
Interest cost		7.2		6.5
Benefits paid		(4.1)		(3.2)
Actuarial loss		10.2		5.6
Accrued benefit obligation, end of year	$	119.5	$	102.2

($ millions)		2001		2000
Fair value of plan assets, beginning of year	$	82.1	$	80.8
Actual return on plan assets		(4.8)		1.5
Employer contributions		3.4		2.6
Benefits paid		(3.5)		(2.8)
Fair value of plan assets, end of year	$	77.2	$	82.1
Funded status - plan deficit	$	(42.3)	$	(20.1)
Unamortized net actuarial loss		10.3		11.6
Accrued benefit liability	$	(32.0)	$	(8.5)

AEC Oil Sands, L.P.

Notes to Financial Statements
For the year ended January 31, 2002
(Tabular amounts in $ thousands, unless otherwise stated)

12. Employee benefits (continued)

The significant actuarial assumptions used to determine the periodic expense and accrued benefit obligations are as follows:

Percent (%)	2001	2000
Discount rate	6.5	9.0
Expected long-term rate of return on plan assets	9.0	9.0
Rate of compensation increase	4.0	4.0

The periodic expense for employee benefits is as follows:

($ millions)	2001	2000
Current service cost	$ 4.0	$ 3.1
Interest cost	7.2	6.5
Expected return on plan assets	(7.4)	(7.2)
Expense for defined contribution plan	0.6	0.5
Net benefit plan expense	$ 4.4	$ 2.9

The average remaining service period of the active employees covered by the defined benefit plan is 13.8 years.

AEC OIL SANDS, L.P.

FINANCIAL STATEMENTS
JANUARY 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
425 1st Street SW
Suite 1200
Calgary Alberta
Canada T2P 3V7
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 16, 2001

Auditors' Report

To the Partners of
AEC Oil Sands, L.P.

We have audited the balance sheet of AEC Oil Sands, L.P. as at January 31, 2001 and the statements of earnings, partners' equity and cash flow for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Partnership as at January 31, 2001 and the results of its operations and the changes in its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants

AEC OIL SANDS, L.P.

STATEMENT OF EARNINGS AND PARTNERS' EQUITY

For the year ended January 31,

($ thousands)	2001	2000
Gross Revenue	$ 462,240	$ 334,417
Costs and Expenses		
Transportation	3,852	2,743
Royalties	85,685	11,123
Operating costs	190,586	137,636
Indirect operating costs	857	412
Depletion and reclamation	16,833	17,755
Interest, net	(531)	(112)
	297,282	169,557
Net Earnings	$ 164,958	$ 164,860

Statement of Partners' Equity

As at January 31,

($ thousands)	2001	2000
Partners' equity, beginning of year	$ 588,637	$ 428,044
Pension adjustment	-	(4,174)
Partners' equity, beginning of year as restated	588,637	423,870
Distribution to partners	(80,000)	(93)
Earnings for the year	164,958	164,860
Partners' equity, end of year	$ 673,595	$ 588,637

See accompanying notes to the financial statements

AEC OIL SANDS, L.P.

BALANCE SHEET

As at January 31,

($ thousands)	Note	2001	2000
ASSETS			
Current			
Cash		$ -	$ 9,925
Accounts receivable		48,631	41,700
Due from partners	7	112,955	72,892
Prepaids		941	274
Inventories	4	12,206	13,395
		174,733	138,186
Capital Assets	5	572,046	515,975
		$ 746,779	$ 654,161
LIABILITIES AND PARTNERS' EQUITY			
Current			
Bank overdraft		$ 1,414	$ -
Accounts payable and accrued liabilities	6	49,309	42,891
Due to affiliates	7	1,354	975
		52,077	43,866
Reclamation Provision		17,490	16,372
Other Liabilities	9	3,617	5,286
		73,184	65,524
Partners' Equity		673,595	588,637
		$ 746,779	$ 654,161

See accompanying notes to the financial statements

AEC OIL SANDS, L.P.

STATEMENT OF CASH FLOWS

For the year ended January 31,

($ thousands)	2001	2000
Operating Activities		
Net earnings	$ 164,958	$ 164,860
Depletion and reclamation	16,833	17,755
Other	(1,669)	(1,391)
Cash Flow from Operations	180,122	181,224
Net change in non-cash working capital	9	(19,065)
	180,131	162,159
Investing Activities		
Capital investment	(71,786)	(101,643)
Increase in Cash Before Financing Activities	108,345	60,516
Financing Activities		
Increase in due from partners	(40,063)	(64,244)
Distribution to partners	(80,000)	(93)
Increase in due to affiliates	379	304
	(119,684)	(64,033)
Decrease in cash	$ (11,339)	$ (3,517)
Cash, Beginning of year	9,925	13,442
(Bank Overdraft) Cash, End of year	$ (1,414)	$ 9,925
Supplemental disclosure of cash flow information		
Interest paid	$ 47	$ 446

See accompanying notes to the financial statements

AEC OIL SANDS, L.P.

NOTES TO FINANCIAL STATEMENTS

For the year ended January 31,
(tabular amounts in $ thousands, unless otherwise indicated)

---

1. NATURE OF BUSINESS

AEC Oil Sands, L.P. is a partnership of AEC Oil Sands GP Ltd. and Alberta Energy Company Ltd., which was formed on June 1, 1997. On formation, the original partners contributed, at historical values, their respective interests in the Syncrude Joint Venture. The Partnership owns a 13.75% interest in the Syncrude Joint Venture.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation
Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Partnership's share of revenues, expenses, assets and liabilities are included in the accounts.

b. Measurement Uncertainty
Amounts recorded for depletion are based on estimates of oil reserves. The Partnership's reserve estimates are reviewed annually. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

c. Revenue Recognition
Revenues associated with the sales of synthetic crude oil owned by the Partnership are recognized when title passes from the Partnership to its customer.

d. Cash and Cash Equivalents
Cash and cash equivalents include short term investments with a maturity of three months or less when purchased.

e. Capital Assets
Acquisition costs of capital assets are capitalized. These costs include leasehold acquisition costs and the cost of tangible equipment. All such costs are depleted and depreciated using the unit-of-production method, based on production of synthetic crude oil from the existing facility.

f. Inventories
Inventories are valued at the lower of cost or estimated net realizable value.

g. Provision for Reclamation
Reclamation costs are estimated and recorded over the estimated life of the proved recoverable reserves.

AEC OIL SANDS, L.P.

h. **Employee Benefit Plans**
The Syncrude Canada joint venture accrues for its obligations under employee benefit plans and the related costs, net of plan assets. The joint venture has adopted the following policies (see Note 3):

- The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments.

- For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

- Past service costs from the plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

- The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

i. **Income Taxes**
Income taxes are the responsibility of the individual partners and therefore no income taxes have been recorded in these financial statements.

3. CHANGES IN ACCOUNTING POLICIES

On January 1, 2000, the Partnership retroactively adopted the Canadian Institute of Chartered Accountants recommendations on accounting for employee future benefits. Amounts were directly charged to Partners' Equity and Accrued Liabilities.

4. INVENTORIES

	2001	2000
Materials and supplies	$ 11,878	$ 13,089
Finished goods inventory	328	306
	$ 12,206	$ 13,395

AEC OIL SANDS, L.P.

5. CAPITAL ASSETS

	2001	2000
Cost	$ 789,450	$ 717,664
Accumulated depletion	(217,404)	(201,689)
	$ 572,046	$ 515,975

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2001	2000
Trade accounts payable	$ 12,737	$ 10,624
Accrued liabilities	36,572	32,267
	$ 49,309	$ 42,891

7. DUE FROM PARTNERS AND DUE TO AFFILIATES

The amounts due from partners and due to affiliates are unsecured, non-interest bearing and have no fixed terms of repayment.

8. LONG-TERM DEBT

The Partnership has available a $25.0 million unsecured revolving credit and term loan facility. The facility is fully revolving for 364-day periods with provision for extensions at the option of the lender following notice from the Partnership. If not extended, the facility converts to a non-revolving reducing facility to be repayable in full by the end of five years. Loans are available in Canadian dollars or U.S. equivalent and currently bear interest either at the lender's rates for Canadian prime commercial or U.S. base rate loans, at Bankers' Acceptance rates or at LIBOR plus applicable margins. As at January 31, 2001, no amount is outstanding under this facility.

9. OTHER LIABILITIES

The amount, due to Syncrude Canada Ltd., represents the non-cash components of prior years cost of service utility billings to the Syncrude Joint Venture. The amount is being repaid in equal monthly installments of $139,100 until March 31, 2003.

10. FINANCIAL INSTRUMENTS

(a) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments included in the balance sheet approximate their carrying amount due to the short-term maturity of those instruments.

AEC OIL SANDS, L.P.

(b) Credit Risk

A substantial portion of the Partnership's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

11. SUPPLEMENTARY INFORMATION

(a) Employee Benefits

The Syncrude Canada joint venture has post-retirement benefits plans for its employees. The following information is from the Syncrude Canada Ltd. December 31, 2000 financial statements and represents the Partnership's proportionate interest. No adjustment has been made to reflect the Partnership year end of January 31, 2001.

($ millions)		2000		1999
Total expense for the defined contribution plan	$	0.5	$	0.5
Accrued benefit obligation, beginning of the year	$	65.4	$	61.8
Opening balance adjustment		24.8		-
Current service cost		3.1		2.3
Interest cost		6.5		4.9
Benefits paid		(3.2)		(2.9)
Actuarial (gain) loss		5.6		(0.7)
Accrued benefit obligation, end of year	$	102.2	$	65.4

		2000		1999
Fair value of plan assets, beginning of year	$	80.8	$	70.9
Actual return on plan assets		1.5		10.9
Employer contributions		2.6		1.8
Benefits paid		(2.8)		(2.8)
Fair value of plan assets, end of year	$	82.1	$	80.8
Funded status - plan surplus (deficit)	$	(20.1)	$	15.4
Unamortized net actuarial loss (gain)		11.6		(20.7)
Accrued benefit asset (liability)	$	(8.5)	$	(5.3)

AEC OIL SANDS, L.P.

11. SUPPLEMENTARY INFORMATION (continued)

The significant actuarial assumptions used to determine the periodic expense and accrued benefit obligations are as follows:

Percent (%)	2000	1999
Discount rate	9.0	7.25
Expected long-term rate on plan assets	9.0	9.0
Rate of compensation increase	4.0	4.5

The periodic expense for employee benefits is as follows:

	2000	1999
Current service cost	$ 3.1	$ 2.4
Interest cost	6.5	7.1
Expected return on plan assets	(7.2)	(8.0)
Amortization of net actuarial loss	-	(1.2)
Expense for defined contribution plan	0.5	0.5
Net benefit plan expense	$ 2.9	$ 0.8

The average remaining service period of the active employees covered by the defined benefit plan is 13.8 years.

(b) Related Party Transactions

The following table outlines the transactions with affiliates during the year:

	($ thousands) 2001	2000
Royalties	7,068	5,432
Tariff	3,852	2,743
Marketing fees	378	303
Management fees	22	25

The Partnership pays and receives management fees to/from affiliates.

(c) Commitments

The Partnership has entered into a capital commitment for the purposes of expansion at Syncrude. The Partnership's share of the capital commitment is approximately $ 18.7 million in the next year.

AEC OIL SANDS, L.P.

FINANCIAL STATEMENTS
JANUARY 31, 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
425 1st Street SW
Suite 1200
Calgary Alberta
Canada T2P 3V7
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 24, 2000

Auditors' Report

To the Partners of
AEC Oil Sands, L.P.

We have audited the balance sheet of AEC Oil Sands, L.P. as at January 31, 2000 and the statements of earnings, partners' equity and cash flow for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Partnership as at January 31, 2000 and the results of its operations and the changes in its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

AEC OIL SANDS, L.P.

STATEMENT OF EARNINGS

For the year ended January 31,

($ thousands)	2000	1999
Revenue		
Revenue, net of tariff	$ 331,674	$ 221,716
Royalties (expense)	(11,123)	1,357
	320,551	223,073
Expenses		
Operating	137,636	138,713
General and administrative	412	1,500
	138,048	140,213
Earnings before undernoted	182,503	82,860
Depreciation	16,278	16,378
Reclamation	1,477	1,257
Interest, net	(112)	(716)
Net Earnings	$ 164,860	$ 65,941

Statement of Partners' Equity

As at January 31,

($ thousands)	Note	2000	1999
Partners' equity, beginning of year		$ 423,870	$ 362,117
Pension adjustment	10	-	(4,174)
Partners' equity, beginning of year as restated		423,870	357,943
Distribution to Partners		(93)	(14)
Earnings for the year		164,860	65,941
		$ 588,637	$ 423,870

AEC OIL SANDS, L.P.

BALANCE SHEET

As at January 31,

($ thousands)	Note	2000	1999
ASSETS			
Current			
Cash		$ 9,925	$ 13,442
Accounts receivable		41,700	25,193
Due from Partner	6	72,892	8,648
Prepaids		274	492
Inventories	3	13,395	12,988
		138,186	60,763
Capital Assets, net	4	515,975	430,610
		$ 654,161	$ 491,373
LIABILITIES AND PARTNERS' EQUITY			
Current			
Accounts payable and accrued liabilities	5	$ 42,891	$ 45,260
Due to Affiliates	6	975	671
		43,866	45,931
Reclamation Provision		16,372	14,895
Other Liabilities	8	5,286	6,677
		65,524	67,503
Partners' Equity		588,637	423,870
		$ 654,161	$ 491,373

AEC OIL SANDS, L.P.

STATEMENT OF CASH FLOWS

For the year ended January 31,

($ thousands)	2000	1999
Operating Activities		
Net Earnings	$ 164,850	$ 65,941
Depreciation	16,278	16,378
Reclamation	1,477	1,257
Other	(1,381)	81
Cash Flow from Operations	181,224	83,657
Net change in non-cash working capital	(19,065)	(13,922)
	162,159	69,735
Investing Activities		
Capital investment	(101,643)	(72,072)
Increase (Decrease) in Cash Before Financing Activities	60,516	(2,337)
Financing Activities		
Increase in due from partners	(64,244)	(8,797)
Increase in due to affiliates	304	535
Distribution to partners	(93)	(14)
	(64,033)	(8,276)
Decrease in Cash	$ (3,517)	$ (10,613)
Cash, beginning of year	13,442	24,055
Cash, end of year	$ 9,925	$ 13,442
Supplemental disclosure of cash flow information		
Interest paid	$ 415	$ 56

AEC OIL SANDS, L.P.

NOTES TO FINANCIAL STATEMENTS

(tabular amounts in $ thousands, unless otherwise indicated)

---

1. NATURE OF BUSINESS

AEC Oil Sands, L.P. is a partnership of AEC Oil Sands GP Ltd. and Alberta Energy Company Ltd., which was formed on June 1, 1997. On formation, the partners contributed, at historical values, their respective interests in the Syncrude Joint Venture. The Partnership owns a 13.75% interest in the Syncrude Joint Venture and a 6.0% overriding royalty on an additional 1.25% interest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation
Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Partnership's share of revenues, expenses, assets and liabilities are included in the accounts.

b. Capital Assets
Capital assets are recorded at cost and amortized using the unit-of-production method based on estimated proven developed reserves.

c. Inventories
Inventories are valued at the lower of cost or estimated net realizable value.

d. Provision for Reclamation
Reclamation costs are estimated and recorded over the estimated life of the proven recoverable reserves.

e. Income Taxes
Income taxes are the responsibility of the individual partners and therefore no income taxes have been recorded in these financial statements..

f. Cash and Cash Equivalents
Cash and cash equivalents include short term investments with a maturity of three months or less when purchased.

AEC OIL SANDS, L.P.

3. INVENTORIES

	As at January 31 2000	1999
Materials and supplies	$ 13,089	$ 12,696
Finished goods inventory	306	292
	$ 13,395	$ 12,988

4. CAPITAL ASSETS

	As at January 31 2000	1999
Cost	$ 717,864	$ 616,021
Accumulated depreciation	(201,689)	(185,411)
	$ 515,975	$ 430,610

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at January 31 2000	1999
Trade accounts payable	$ 10,624	$ 4,111
Accrued liabilities	32,267	36,963
Provision for coker turnaround	-	4,186
	$ 42,891	$ 45,260

6. DUE FROM/TO PARTNER OR AFFILIATES

The amounts due from/to partners or affiliates are unsecured, non-interest bearing and have no fixed terms of repayment.

7. LONG-TERM DEBT

The Partnership has available a $25.0 million unsecured revolving credit and term loan facility. The facility is fully revolving for 364-day periods with provision for extensions at the option of the lender following notice from the Partnership. If not extended, the facility converts to a non-revolving reducing facility to be repayable in full by the end of five years. Loans are available in Canadian dollars or U.S. equivalent and currently bear interest either at the lender's rates for Canadian prime commercial or U.S. base rate loans, at Bankers' Acceptance rates or at LIBOR plus applicable margins. As at January 31, 2000, no amount is outstanding under this facility.

AEC OIL SANDS, L.P.

8. OTHER LIABILITIES

The amount, due to Syncrude Canada Ltd., represents the non-cash components of utility billings to the Syncrude Joint Venture. Syncrude Canada Ltd. pays the cash component and records the non-cash portion as a liability, which, starting April 1, 1999, is being repaid in equal instalments until March 31, 2003.

9. FINANCIAL INSTRUMENTS

(a) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments included in the balance sheet approximate their carrying amount due to the short-term maturity of those instruments.

(b) Credit Risk

A substantial portion of the Partnership's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

10. SUPPLEMENTARY INFORMATION

(a) Pension Plan

The Syncrude Joint Venture has a defined benefit pension plan. At January 1, 2000 the market value of the Partnership's share of the pension fund assets was $102.7 million (1999 - $88.6 million) and the Partnership's share of accrued pension liability, as estimated by the joint venture's actuaries, was $112.1 million (1999 - $80.0 million).

On January 1, 2000, the Partnership retroactively adopted the Canadian Institute of Chartered Accountants recommendations on accounting for employee future benefits. Amounts were directly charged to Partners' Equity and Accrued Liabilities.

(b) Related Party Transactions

The following table outlines the transactions with affiliates during the year:

		2000		1999
Royalties	$	5,432	$	3,624
Tariff	$	2,743	$	3,620
Marketing fees	$	303	$	536
Management fees	$	25	$	38

The Partnership pays and receives management fees to/from affiliates.

AEC OIL SANDS, L.P.

(c) Commitments

The Partnership has entered into a capital commitment for the purposes of expansion at Syncrude. The Partnership's share of the capital commitment is approximately $ 33.5 million in the next year.

11. UNCERTAINTY DUE TO THE YEAR 2000

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 issue that may affect the Partnership, including those related to efforts of customers, suppliers, or other third parties, have been fully resolved.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, except to the extent permitted by the Underwriting Agreement, these securities may not be offered or sold within the United States of America or to a U.S. Person (as such term is defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".

SHORT FORM PROSPECTUS

New Issue February 13, 2003


Canadian Oil Sands

$375,025,000

10,715,000 Subscription Receipts, each representing the right to receive one Trust Unit

Each subscription receipt (a ``Subscription Receipt'') of Canadian Oil Sands Trust (the ``Trust'') offered hereby will entitle the holder thereof to receive, without payment of additional consideration, one trust unit (a ``Trust Unit'') of the Trust upon completion of the acquisition (the `Acquisition'') by Canadian Oil Sands Limited (``COSL'') from EnCana Corporation (``EnCana'') of an indirect 10% working interest in the Syncrude Joint Venture. See ``Proposed Acquisition''. The Trust Units underlying the Subscription Receipts are also qualified hereby.

The proceeds from the sale of the Subscription Receipts (the ``Escrowed Funds'') will be held by Computershare Trust Company of Canada, as escrow agent (the ``Escrow Agent'') pending completion of the Acquisition. Upon the Acquisition being completed on or before March 31, 2003, the Escrowed Funds will be released to the Trust and the Trust Units will be issued to the holders of Subscription Receipts.

Investment in the Subscription Receipts and the Trust Units is subject to certain risks that should be considered by prospective purchasers. See "Risk Factors".

The Trust Units are listed and posted for trading on the Toronto Stock Exchange (the ``TSX'') under the symbol ``COS.UN''. The closing price of the Trust Units on the TSX on February 12, 2003 was $35.05. The offering price of the Subscription Receipts was determined by negotiation between COSL, on behalf of the Trust, and CIBC World Markets Inc. and Merrill Lynch Canada Inc., on behalf of themselves and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Peters & Co. Limited and Raymond James Ltd. (collectively, the ``Underwriters'').

Price: $35.00 per Subscription Receipt

	Price to the Public	Underwriting Fee(1)	Net Proceeds to the Trust(2)
Per Subscription Receipt	$35.00	$1.40	$33.60
Total(3)	$375,025,000	$15,001,000	$360,024,000

Notes:

(1) The Underwriting Fee is payable as to 50% upon the closing of this Offering and 50% upon release of the Escrowed Funds to the Trust. In the event the Escrowed Funds are refunded to subscribers, the Underwriting Fee will be reduced to the amount payable upon closing of this Offering.

(2) Excluding interest on the Escrowed Funds and before deducting expenses of the issue estimated at $500,000.

(3) The Trust has granted to the Underwriters an over-allotment option (the ``Over-Allotment Option''), exercisable in whole or in part for a period of 30 days from the closing of the Offering, to purchase up to an additional 1,607,250 Subscription Receipts at the Offering price to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total Price to the Public will be $431,278,750, the Underwriting Fee will be $17,251,150 and the Net Proceeds to the Trust, excluding interest on the Escrowed Funds and before deducting expenses of the issue, will be $414,027,600. This short form prospectus qualifies the distribution of the Subscription Receipts issuable upon the exercise of the Over-Allotment Option. See ``Plan of Distribution''.

The Underwriters, as principals, conditionally offer the Subscription Receipts, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under ``Plan of Distribution'' and subject to approval of certain legal matters relating to the qualification for distribution of the Subscription Receipts on behalf of the Trust by McCarthy Tétrault LLP, and on behalf of the Underwriters by Macleod Dixon LLP.

Subscriptions for Subscription Receipts will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Subscription Receipts and Trust Units will be issued as book-entry only certificates. Closing of this Offering is expected to occur on or about February 27, 2003 but not later than March 28, 2003. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Subscription Receipts and Trust Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See ``Plan of Distribution''.

Each of CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. is an affiliate of a Canadian chartered bank that is party to one or more credit agreements with COSL. Additionally, each of CIBC World Markets Inc. and Merrill Lynch Canada Inc. is an affiliate of an entity that has provided an underwritten commitment to provide acquisition financing to COSL in connection with the Acquisition. Consequently, the Trust may be considered to be a connected issuer of each of these Underwriters for the purposes of applicable Canadian securities laws. Funds will be advanced under such commitments to complete the Acquisition. See "Plan of Distribution".

The TSX has conditionally approved the listing of the Subscription Receipts and the Trust Units issuable to holders of Subscription Receipts on the TSX. Listing is subject to the Trust fulfilling all of the requirements of the TSX on or before May 6, 2003.

TABLE OF CONTENTS

GLOSSARY

In this short form prospectus, the following terms have the meanings set forth below.

"**Alberta Crown Agreement**" means the agreement between the Province of Alberta and the Participants which creates a joint venture providing for payments to the Province of Alberta of the Crown Royalty.

"**Crown Royalty**" or "**Crown Royalties**" means the amount to be paid to the Province of Alberta pursuant to the Alberta Crown Agreement in lieu of a conventional Crown royalty.

"**Participants**" means AEC Oil Sands Limited Partnership (5%), AEC Oil Sands, L.P. (10%), Canadian Oil Sands Limited (21.74%), Conoco Phillips Oilsands Partnership II (9.03%), Imperial Oil Resources (25%), Mocal Energy Limited (5%), Murphy Oil Company Ltd. (5%), Nexen Inc. (7.23%) and Petro-Canada (12%), the corporations or partnerships that own the undivided interests in the Syncrude Project.

"**Syncrude**" means, collectively, the Syncrude Joint Venture and the Syncrude Project.

"**Syncrude Joint Venture**" means the joint venture formed by the Participants for the purpose of exploiting the Athabasca oil sands, which includes the Syncrude Plant and leases acquired or developed in connection therewith.

"**Syncrude Plant**" means the plant and facilities located at Mildred Lake, approximately 40 kilometres north of Fort McMurray, Alberta, where the mining, extraction and upgrading of bitumen occurs.

"**Syncrude Project**" means (a) the process for recovery of oil sands, crude bitumen or products derived therefrom, (b) all property now owned or hereafter acquired or developed by the owners participating from time to time in such scheme or by Syncrude Canada Ltd. on their behalf in connection with such scheme, (c) the oil sands leases and (d) any other scheme or schemes implemented for the purpose of recovering oil sands, crude bitumen or products derived from those oil sands leases related to such scheme or schemes and all property acquired or developed in connection with such scheme or schemes.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain certain forward-looking statements. These statements relate to future events or the Trust's future performance. All statements other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as ``may'', ``will'', ``should'', ``expect'', ``plan'', ``anticipate'', ``believe'', ``estimate'', ``predict'', ``potential'', ``continue'', or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources.

Forward-looking statements in this short form prospectus include, but are not limited to, statements with respect to: the expected production level at Syncrude for 2003 and beyond, and the resulting oil production per day for the Trust; the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange rates and operating costs have on the Trust's cash flow and net income; the aggregate capital cost of the Stage 3 expansion of Syncrude and the completion date for such expansion; the impact of the Kyoto Protocol on the Trust and the Canadian economy in general and the anticipated maintenance work at Syncrude and the impact such maintenance will have on the Trust's financial results.

Undue reliance should not be placed on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and in the documents incorporated by reference herein include, but are not limited to: general economic, business and market conditions, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust.

The foregoing list of important factors is not exhaustive. Furthermore, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements after the date of this short form prospectus, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel and Corporate Secretary of the Trust, 2500 First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, telephone (403) 218-6200. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the General Counsel and Corporate Secretary of the Trust at the above-mentioned address and telephone number. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

The following documents, filed with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus:

(a) Audited consolidated financial statements of the Trust as at and for the years ended December 31, 2001 and December 31, 2000, together with the auditors' report thereon;

(b) Management's discussion and analysis for the year ended December 31, 2001, which is contained in the 2001 Annual Report of the Trust;

(c) Annual Information Form of the Trust dated May 17, 2002 for the year ended December 31, 2001;

(d) Management Information Circular of the Trust dated March 8, 2002 relating to the annual and special meeting of Unitholders of the Trust held on April 25, 2002 (excluding the information contained therein under the sections entitled ``Executive Compensation – Report on Executive Compensation'', ``Performance Graph'', ``Statement of Corporate Governance Practices'', and Schedules A, B, C and D which shall be deemed not to be incorporated by reference in this prospectus);

(e) Material change report of the Trust dated June 26, 2002 relating to the termination of the administrative services agreement between the Trust and EnCana;

(f) Unaudited interim consolidated financial statements of the Trust as at September 30, 2002 and for the three-month and nine-month periods ended September 30, 2002 and September 30, 2001;

(g) Management's discussion and analysis for the three-month and nine-month periods ended September 30, 2002;

(h) Unaudited consolidated financial statements of the former Canadian Oil Sands Trust (``COST'') prior to its merger with Athabasca Oil Sands Trust (``AOST''), the predecessor to the Trust, for the three month period ended March 31, 2001, the audited comparative consolidated financial statements of COST as at December 31, 2000 and 1999 and for the three years ended December 31, 2000, 1999 and 1998, together with the auditors' report thereon, contained in the Joint Management Information Circular of COST and AOST dated May 11, 2001 at pages E-57 to E-76;

(i) Press release of the Trust dated January 23, 2003 announcing certain financial results of the Trust for the year ended December 31, 2002; and

(j) Material change report of the Trust dated February 3, 2003 announcing the proposed Acquisition.

Any documents of the type referred to above (except press releases and confidential material change reports) filed by the Trust with the various securities commissions or similar authorities in the provinces of Canada subsequent to the date of this prospectus and prior to the termination of this Offering, shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

THE TRUST

The Trust is an open-ended investment trust created upon the merger of AOST and COST and governed by an amended and restated trust indenture dated July 5, 2001 (the ``Trust Indenture''). AOST acquired all the assets of COST and assumed all the liabilities of COST in exchange for AOST units equal to the number of COST units issued and outstanding as of July 5, 2001. AOST then changed its name to Canadian Oil Sands Trust. Effective January 1, 2003, and following receipt of a favourable tax opinion from Canada Customs and Revenue Agency (``CCRA''), the Trust completed the amalgamation of its three subsidiaries, Canadian Oil Sands Investments Inc. (``COSII''), Athabasca Oil Sands Investments Inc. (``AOSII'') and Canadian Oil Sands Limited, into a single continuing corporation, Canadian Oil Sands Limited (``COSL''). COSL is the manager of the Trust.

The registered and head office of the Trust is located at 2500 First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3N9. The current trustee is Computershare Trust Company of Canada.

Intercorporate Relationships

As of the date hereof, the only subsidiary of the Trust is COSL, which is incorporated under the laws of the Province of Alberta and is the corporation continuing from the amalgamation of AOSII, COSII and Canadian Oil Sands Limited referred to above. COSL currently holds an aggregate 21.74% working interest in Syncrude.

The following diagram sets forth the ownership structure of the Trust prior to the proposed Acquisition described below:


Public
Unitholders
Trust Units
Trust
Common
Shares
(100%)
Trust Royalties
COSL
Working Interest
(21.74%)
Syncrude Joint Venture

DESCRIPTION OF BUSINESS

The Trust is one of the largest energy trusts in Canada, based on market capitalization as at January 31, 2003, and the only public investment vehicle that provides non-diversified ownership in Syncrude, the largest oil sands project in the world. The Syncrude operation is comprised of four major operating areas: mining, extraction, upgrading and utilities. Syncrude's principal product is a high quality, light, sweet synthetic blend, referred to as ``Syncrude Sweet Blend™" (``SSB").

The Trust's 21.74% working interest in Syncrude is held indirectly through the Trust's ownership in COSL. COSL pays net royalties (the ``Trust Royalties") on the production of synthetic crude oil and associated products, attributable to its working interest in Syncrude, to the Trust, which receives the Trust Royalties and makes distributions to holders of Trust Units (``Unitholders").

COSL oversees the 21.74% working interest in Syncrude and provides representation on the Syncrude Management Committee. In addition, COSL is responsible for the management of the Trust. Specific responsibilities are as follows: (i) to ensure compliance by the Trust with continuous disclosure obligations under all applicable securities legislation; (ii) to provide finance, legal, engineering, treasury and investor relations services; (iii) to provide, or cause to be provided, to Unitholders all information to which Unitholders are entitled under the Trust Indenture; (iv) to call, hold and distribute material including notices of meetings and information circulars in respect of all necessary meetings of Unitholders; (v) to determine the amounts payable from time to time to Unitholders and to arrange for distribution to Unitholders of distributable income; and (vi) to determine the timing and terms of future offerings of Trust Units, if any.

The Syncrude Joint Venture is a joint venture owned, in undivided interests, by the Participants. The assets of the Syncrude Joint Venture are operated and managed by Syncrude Canada Ltd., which is owned by the joint venture Participants in the same proportions as their interest in the joint venture. Syncrude Canada Ltd. is a single purpose company with no significant assets. The Syncrude Management Committee governs Syncrude and each joint venture Participant nominates a representative to the committee, which is charged with setting the strategic direction for and making decisions regarding the operation of the Syncrude Joint Venture. Marcel Coutu, President and Chief Executive Officer of COSL, is the Chairman of the Syncrude Management Committee. Each Participant receives its share of production in kind and is responsible for the subsequent marketing of such share of the production. Syncrude commenced production in 1978 and has, since then, significantly increased production at the Syncrude Plant through capital investment, technological and efficiency improvements.

Syncrude

Syncrude produces SSB by surface mining certain Athabasca oil sands deposits, extracting the bitumen and upgrading the bitumen to a light, sweet crude oil. Bitumen, in its raw state, is a thick, black crude oil that requires upgrading to make it useable by conventional refineries. The upgraded bitumen or SSB produced at the Syncrude Plant is marketed to a variety of refinery facilities throughout Canada and the United States.

Syncrude has, through the introduction of pioneering technologies, improved energy efficiency, reduced atmospheric emissions and increased the amount of oil recovered and produced per barrel of bitumen. Current proprietary technologies, developed over the last 10 years, include low-energy extraction, which reduces the process temperatures to extract bitumen from the oil sand, resulting in substantial energy savings and emission reductions. Another innovation is hydrotransport, where oil sand and water are combined into a slurry and transported via pipeline to the extraction plant. This technology reduces maintenance and operating costs. Syncrude has developed the technology, called ``natural flow lubricity" to pipeline bitumen froth (approximately 60% bitumen, 30% water and 10% fine solids) without the use of a diluent, which is normally used to pipeline viscous heavy oil. This innovation makes it possible to operate oil sand mines far from the extraction facilities, such as the Aurora mine. By 2007, all mined materials are expected to be moved by hydrotransport as the older operations are phased out.

The largest stage of Syncrude's expansion plans, Stage 3, began in 2001. At the end of 2002, engineering and design work on the upgrader expansion (``UE-1") was 90% complete and construction was approximately 10%

complete with startup scheduled for early 2005. The second component of the expansion, the Aurora 2 mining and extraction train (``Aurora 2''), reached 92% completion of engineering and design and 50% completion of construction. The train is scheduled to begin bitumen production by the end of this year.

In November 2002, the Trust confirmed the increase in the total estimated cost to Syncrude for the Stage 3 expansion from the initial $4.1 billion provided early in 2002 to approximately $5.7 billion. The total estimated cost net to the Trust based on its current 21.74% interest is now $1.2 billion. The revised estimate is based on the completion of over 90% of the detailed engineering work with construction well underway. The total project amount is comprised of $690 million for Aurora 2 and $4.98 billion for UE-1.

As at December 31, 2002, the Syncrude Joint Venture had expended approximately $2.1 billion, $458 million net to the Trust, related to the Stage 3 expansion since the launch of the expansion in 2001. Following its completion, scheduled for early 2005, Stage 3 is expected to boost current production by 50% to approximately 77,000 barrels per day net to the Trust.

Two additional expansion phases to follow Stage 3 were also announced late in 2001. The Stage 4 expansion, to occur over the years 2006 to 2010, is expected to increase productive capacity to 150 million barrels per year. The Stage 5 expansion, which is in the early phase of conceptual engineering development, is expected to occur over the years 2011 to 2015. Annual productive capacity is expected to increase to approximately 200 million barrels per year by 2013 to 2015. The Stage 4 and Stage 5 expansions are preliminary and have not yet been approved to proceed by the Participants.

RECENT DEVELOPMENTS

Termination of Administrative Services Agreement

The administrative services arrangement between the Trust and EnCana was terminated effective November 1, 2002. Concurrent with the termination of the administrative services arrangement, each of COSII and AOSII, the former managers and subsidiaries of the Trust, redeemed the preferred shares held by EnCana for an aggregate redemption price equal to approximately $4.5 million, being the original issue price of such shares plus all accrued and unpaid dividends thereon. As a result, COSL now employs its own staff, leases office space and retains third parties to provide certain services previously provided by EnCana.

Fourth Quarter Results

On January 23, 2003, the Trust announced its financial and operating results for the quarter and year ended December 31, 2002. Syncrude operations performed near productive capacity rates in the fourth quarter of 2002, continuing the momentum established in the third quarter. Reliable operating performance, together with higher crude oil prices, contributed to the financial results for the Trust.

The Trust also announced the following year-over-year highlights: cash flow per Trust Unit rose 37% to $5.63, or $321.8 million in aggregate; net income per Trust Unit increased 83% to $4.72, or $269.9 million in aggregate; production increased four percent to total 18.2 million barrels, or an average of 49,806 barrels per day; operating costs per barrel declined seven percent to an average of $17.40 per barrel; netback per barrel rose 39% to $20.88, reflecting a higher average realized selling price, and lower operating and crown royalty expenses; capital spending increased 125% to $403.2 million with approximately 87% directed to the Stage 3 expansion; and year-end net debt to capitalization was 29% as compared to 26% as at December 31, 2001.

PROPOSED ACQUISITION

Summary

On February 3, 2003, COSL entered into an acquisition agreement with EnCana (the ``Acquisition Agreement'') to purchase an indirect 10% working interest (the ``Syncrude Interest'') in the Syncrude Joint Venture. The closing of the Acquisition is expected to occur on or about February 28, 2003, and is subject to several conditions, including regulatory approvals and other conditions described below. The purchase price

payable by the Trust is approximately $1.07 billion, subject to certain working capital and other adjustments to be made at the closing of the Acquisition.

Pursuant to the Acquisition Agreement, prior to closing of the Acquisition, EnCana will effect a reorganization of its ownership interest in Syncrude such that on closing COSL will acquire all of the outstanding trust units and debt obligations of a commercial trust to be known as the Canadian Oil Sands Commercial Trust (``CT''), which at the time of closing of the Acquisition will hold a 9.5% working interest in Syncrude, and COSL will also acquire all of the outstanding shares of AEC Oil Sands GP Ltd., which at the time of closing of the Acquisition will hold a 0.5% working interest in Syncrude. Following completion of the Acquisition, and subject to receipt of all necessary regulatory approvals, the Trust intends to effect its own restructuring in respect of its ownership of the Syncrude Interest. The description of CT is contained under the heading ``The Commercial Trust'', and diagrams showing the structure of the Trust immediately following completion of the Acquisition and following the proposed restructuring of the Trust are set forth under the heading ``Post-Acquisition Structure''. It is anticipated that after the completion of the Acquisition, the Trust Indenture may be amended so that future distributions by the Trust to its Unitholders will reflect the completion of the Acquisition and to also provide for certain administrative matters as a result of the acquisition of CT by the Trust.

The Acquisition Agreement contains representations and warranties in respect of EnCana and its affiliates, Syncrude and COSL, covenants relating to the closing of the Acquisition and related matters and indemnities of each of EnCana and COSL which COSL considers to be customary in agreements providing for the acquisition of assets of the nature being acquired by COSL, including an environmental indemnity given by COSL to EnCana in respect of the Syncrude Interest. It is a condition precedent to closing of the Acquisition that all necessary consents and approval of governmental authorities be obtained including, if required, approvals under the *Competition Act* (Canada) and the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Upon closing of the Acquisition, COSL will also acquire certain rights (the ``Related Rights'') in relation to EnCana's remaining 3.75% working interest in the Syncrude Joint Venture that is held by AEC Oil Sands Limited Partnership, including a 6% gross overriding royalty on such 3.75% working interest in certain of the leases included in the Syncrude Project currently payable to EnCana, as well as a 6% gross overriding royalty on another 1.25% working interest in certain of the leases included in the Syncrude Project (the ``Remaining Interest''). COSL will have the option, exercisable at any time on or before December 31, 2003, to purchase the Remaining Interest, for an aggregate purchase price of approximately $417 million. In addition, EnCana has agreed that for a period of 60 days immediately following the closing of the Acquisition, it will not do anything in furtherance of the disposition of the Remaining Interest to a third party. Following such 60 day standstill, COSL has, in addition to the option, a right of first refusal which expires on December 31, 2003, in respect of the Remaining Interest.

Acquisition Rationale

COSL believes that the Acquisition will result in the Trust and Unitholders realizing the following benefits:

(a) the Acquisition is, on a pro forma basis, over 10% accretive to cash flow per Trust Unit;

(b) the Acquisition is expected to be accretive to earnings and net asset value per Trust Unit;

(c) following the Acquisition, the Trust's current production is expected to rise 46% to approximately 74,000 barrels per day, and proven and undeveloped reserves are expected to increase commensurately to approximately 2.6 billion barrels;

(d) economies of scale created through the transaction also are anticipated to reduce the Trust's administrative costs per barrel, which are already among the lowest in the trust sector; and

(e) following the Acquisition and this Offering, based on market prices as at February 12, 2003, the Trust's market capitalization will be approximately $2.7 to 2.8 billion with an enterprise value of $3.5 billion, making the Trust the largest energy trust in Canada and the fifth largest Canadian independent publicly

traded petroleum producer. COSL anticipates that the increase in the Trust's size should result in greater market liquidity and broader access to capital.

Upon entering into the Acquisition Agreement, COSL hedged an additional 25,000 barrels per day of its crude oil production at an average price of US$29.24 per barrel through December 2003.

Financing of Acquisition

For purposes of financing the $1.07 billion purchase price for the Syncrude Interest at the closing date of the Acquisition, COSL has arranged for a private placement of up to 9,352,518 Trust Units (the ``Private Placement'') for aggregate gross proceeds of up to $325 million (see ``Private Placement of Trust Units'') and has obtained underwritten commitments from affiliates of each of CIBC World Markets Inc. and Merrill Lynch Canada Inc. to provide credit facilities in an aggregate amount of $850 million (the ``Acquisition Facilities''). The Acquisition Facilities consist of two bridge credit facilities: an unsecured senior bridge credit facility in a committed principal amount of $630 million which matures 18 months from the closing date of the Acquisition; and an unsecured senior subordinated bridge credit facility in a committed principal amount of $220 million which matures on August 31, 2005. Completion of the Acquisition is not conditional on the completion of this Offering.

The Trust will use the proceeds from the Private Placement and will draw on the Acquisition Facilities as necessary to finance the Acquisition. Upon completion of the Acquisition, the net proceeds of the Offering will be released by the Escrow Agent to the Trust and applied firstly to reduce or replace the amount required to be drawn under the senior subordinated bridge credit facility and thereafter to reduce the amount required to be drawn under the senior bridge credit facility. The terms of the senior bridge credit facility may be amended to permit amounts drawn to be used to finance additional asset purchases related to the Acquisition and for general corporate purposes.

The Trust may in the future effect additional offerings of debt securities or Trust Units in order to repay or refinance the indebtedness incurred in connection with the Acquisition.

The Commercial Trust

CT will be an unincorporated open-ended trust established pursuant to a trust indenture (the ``CT Trust Indenture'') and governed by the laws of the Province of Alberta. CT's activities will be restricted essentially to holding direct and indirect ownership and royalty interests in the Syncrude Joint Venture and all activities ancillary or incidental thereto. Following completion of the Acquisition, all of the trust units and debt obligations of CT will be held by COSL. Following completion of the Trust's proposed restructuring: (i) the Trust will hold all of the ordinary trust units of CT; and (ii) COSL will hold all of the debt obligations and special trust units of CT and the Syncrude Interest, which will have been acquired from CT in exchange for a royalty reserved to CT on the Syncrude Interest. CT will be managed by COSL pursuant to a management agreement to be entered into between CT and COSL.

CT will make quarterly cash distributions to the Trust to coincide with distributions by the Trust to the Unitholders.

Post-Acquisition Structure

The following diagram sets forth the ownership structure of the Trust immediately following the proposed Acquisition:



Public
Unitholders
Trust Units
Trust
Common
Shares
(100%)
Trust
Royalties
CT Ordinary Units
(100%)
COSL
CT Special
Units
CT
CT Notes
Common
Shares
(100%)
AEC Oil Sands GP Ltd.
Working
Interest
(21.74%)
Working
Interest
(9.5%)
Working
Interest
(0.5%)
Syncrude Joint Venture

Subsequent to the Acquisition, the Trust intends to effect a restructuring, subject to receipt of necessary regulatory approvals including receipt of a favourable tax ruling from CCRA, such that the ownership structure of the Trust will ultimately be as follows:


Public Unitholders
Trust Units
Trust Royalties
Trust
Common Shares
(100%)
CT Ordinary
Units
(100%)
CT Special
Units
COSL
CT
Trust Royalty
Working Interest
(31.74%)
Syncrude Joint Venture

Selected Historical Financial Information of AEC Oil Sands, L.P.

The following table sets out certain historical financial information for AEC Oil Sands, L.P., through which EnCana currently holds the Syncrude Interest. The figures below represent the entire 13.75% working interest of AEC Oil Sands, L.P. in the Syncrude Joint Venture, which includes the Syncrude Interest, comprising a 10% working interest. The following information should be read in conjunction with the historical financial statements of AEC Oil Sands, L.P. included in this short form prospectus at Appendix A.

	Nine months ended October 31, 2002	Year ended January 31, 2002	Year ended January 31, 2001	Year ended January 31, 2000
	(unaudited)	(audited)	(audited)	(audited)
		($ thousands)		
Revenue	344,825	469,503	462,240	331,674
Operating Expenses	161,617	215,771	190,586	137,636
Net Earnings	152,805	197,049	164,958	164,860

Note:

(1) Certain of AEC Oil Sands, L.P.'s statement of income figures have been reclassified in the pro forma financial statements to conform to the presentation adopted by the Trust.

EFFECT OF THE ACQUISITION ON THE TRUST

Selected Unaudited Pro Forma Consolidated Financial Information

The pro forma consolidated financial information set forth below and the unaudited Pro Forma Consolidated Financial Statements of the Trust included in this short form prospectus are not necessarily indicative either of results of operations that would have occurred in the year ended December 31, 2001 or the nine months ended September 30, 2002 had the Acquisition been effective January 1, 2001, or of the results of operations expected in 2002 and future years.

The following tables set out certain financial information for the Trust and AEC Oil Sands, L.P. and pro forma consolidated financial information for the Trust after giving effect to the Acquisition and certain other adjustments. The following information should be read in conjunction with the unaudited Pro Forma Consolidated Financial Statements of the Trust included in this short form prospectus at Appendix B.

	Year ended December 31, 2001		
	Trust	AEC Oil Sands, L.P.(1)(2)(3)	Pro Forma Consolidated(2)
	(audited)	(audited)	(unaudited)
	($ thousands, except per unit amounts)		
Revenue	672,991	470,416	1,011,040
Operating Expenses	344,910	216,565	502,412
Net Income	169,434	197,049	265,277
Net Income per Trust Unit	2.98	n/a	3.45

	Nine months ended September 30, 2002		
	Trust	AEC Oil Sands, L.P.(1)(2)(4)	Pro Forma Consolidated(2)
	(unaudited)	(unaudited)	(unaudited)
	($ thousands, except per unit amounts)		
Revenue	516,826	340,913	764,763
Operating Expenses	240,934	161,617	358,474
Net Income	175,367	152,805	260,328
Net Income per Trust Unit	3.07	n/a	3.38
Total Assets	1,749,902	n/a	3,438,953

Notes:

(1) These figures represent the entire 13.75% working interest of AEC Oil Sands, L.P. in the Syncrude Joint Venture, which includes the Syncrude Interest, comprising a 10% working interest.

(2) Certain of AEC Oil Sands, L.P.'s statement of income figures have been reclassified in the pro forma financial statements to conform to the presentation adopted by the Trust.

(3) For the year ended January 31, 2002.

(4) For the nine months ended October 31, 2002.

Selected Pro Forma Operational Information

The Trust currently has production of approximately 50,000 barrels of oil per day. Following completion of the Acquisition, the Trust is expected to have production of approximately 74,000 barrels of oil per day.

CONSOLIDATED CAPITALIZATION

The following table sets forth the capitalization of the Trust as at December 31, 2001 and as at December 31, 2002, and the pro forma consolidated capitalization of the Trust as at December 31, 2002 after giving effect to this Offering, the Private Placement and the Acquisition.

Designation	As at December 31, 2001	As at December 31, 2002 Actual	As at December 31, 2002 Pro forma
	(audited)	(unaudited)	
		($ thousands)	
Bank Credit Facilities[1]	-	-	410,000
7.625% Senior Notes due May 15, 2007	110,425	110,572	110,572
7.9% Senior Notes due September 1, 2021	398,150	394,900	394,900
8.2% Senior Notes due April 1, 2027	117,773	116,811	116,811
Preferred Shares of Subsidiaries[2]	4,400	-	-
Unitholders' Equity	768,065[3]	956,501[4]	1,634,525[4][5]
	(56,779,010 Trust Units)	(57,684,789 Trust Units)	(77,752,307 Trust Units)

Notes:

(1) Excluding the unsecured bank lines of credit for the Acquisition, COSL has unsecured bank lines of credit totalling $480 million. As at December 31, 2002, there were no amounts drawn. COSL has also obtained an additional unsecured credit facility in the amount of $300 million which is available to replace its existing bank lines in order to provide further financial flexibility. In January 2003, COSL obtained a $630 million senior bridge credit facility and a $220 million senior subordinated bridge credit facility which will be used to finance a portion of the Acquisition. See ``Proposed Acquisition – Financing of the Acquisition".

(2) Immediately prior to the termination of the Administrative Services Agreement between COSII, AOSII, the Trust and EnCana on November 1, 2002, each of COSII and AOSII, the former managers and subsidiaries of the Trust, redeemed the preferred shares held by EnCana for an aggregate redemption price equal to approximately $4.5 million, being the original issue price of such shares plus all accrued and unpaid dividends.

(3) Reflects the retroactive change in accounting policy on foreign currency translation which was effective January 1, 2002.

(4) As at December 31, 2002, the Trust had 256,000 unit options outstanding pursuant to the Trust's Unit Option and Distribution Equivalent Plan.

(5) If the Over-Allotment Option is exercised in full, the Unitholders' Equity will be $1,688,529 (79,359,557 Trust Units).

PRIVATE PLACEMENT OF TRUST UNITS

On January 23, 2003, the Trust entered into a subscription agreement (the ``Private Placement Agreement") with Capital Research and Management Company (``Capital Research") providing for the purchase of up to 9,352,518 Trust Units by certain mutual funds managed by Capital Research on a private placement basis (the ``Private Placement") at a price of $34.75 per Trust Unit for aggregate gross proceeds to the Trust of up to $325 million. The net proceeds from the sale of the Trust Units will be used to fund a portion of the purchase price of the Acquisition. See ``Proposed Acquisition – Financing of the Acquisition". The subscription price for the Trust Units was negotiated between the Trust and Capital Research. Completion of the Private Placement is conditional on the closing of the Acquisition and is expected to take place concurrently with the closing of the Acquisition.

DETAILS OF THE OFFERING

The Offering consists of 10,715,000 Subscription Receipts at a price of $35.00 per Subscription Receipt, and an additional 1,607,250 Subscription Receipts at the same price if the Over-Allotment Option is exercised in full. Each Subscription Receipt representing the right to receive, without payment of additional consideration, one Trust Unit. The following is a summary of the material attributes and characteristics of the Subscription Receipts and the Trust Units. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of a subscription receipt agreement (the ``Subscription Receipt Agreement") to be dated as of the date of the closing of this Offering among the Trust, the Underwriters and the Escrow Agent and the Trust Indenture.

Subscription Receipts

The Subscription Receipts will be issued at the closing of the Offering pursuant to the Subscription Receipt Agreement. Subscription Receipts will be issued as a book-entry only certificate issued in registered form to the Canadian Depository for Securities Limited (``CDS") or its nominee and will be deposited with CDS on the closing date of this Offering. The gross proceeds from the sale of the Subscription Receipts (the ``Escrowed Funds") will be delivered to and held by the Escrow Agent and invested in short term obligations of, or guaranteed by, the Government of Canada (and other approved investments) pending the closing of the Acquisition. Provided that the Acquisition closes on or before 5:00 p.m. (Calgary time) on March 31, 2003, the Escrowed Funds will be released to the Trust and the Trust Units will be issued to holders of Subscription Receipts who will receive, without payment of additional consideration or further action, one Trust Unit for each Subscription Receipt held.

The Escrow Agent will release the Escrowed Funds and interest thereon to the Trust on the closing date of the Acquisition against (i) an irrevocable direction of the Trust to the Escrow Agent (in its capacity as registrar and transfer agent of the Trust Units) to deliver Trust Units to holders of record of any Subscription Receipts as at the closing date of the Acquisition, and (ii) a joint notice from the Trust and CIBC World Markets Inc. and Merrill Lynch Canada Inc., on behalf of the Underwriters, to the Escrow Agent, confirming that the conditions to the issuance of the Trust Units and the finalization of all matters relating to the closing of the Acquisition have been fulfilled to their satisfaction. The transfer register with respect to the Subscription Receipts shall be closed at the closing date of the Acquisition. The Trust shall, as soon as practicable, issue a press release setting out the expected closing date of the Acquisition and the expected date on which the Subscription Receipt transfer register will close.

Trust Units issued following closing of the Acquisition will be issued as a book-entry only certificate issued in registered form to CDS or its nominee and will be deposited with CDS. No holder of a Trust Unit will be entitled to a certificate evidencing that person's interest in or ownership of a Trust Unit and a holder of Subscription Receipts will receive only a customer confirmation from the registered dealer, which is a CDS participant and from or through which the Subscription Receipts are purchased, that Trust Units have been issued.

In the event that the Acquisition does not close on or before 5:00 p.m. (Calgary time) on March 31, 2003 or if the Acquisition Agreement is terminated at any earlier time (the ``Termination Date"), holders of Subscription Receipts shall, commencing on the second business day following the Termination Date, be entitled to receive an amount equal to the full subscription price therefor and their pro rata entitlements to interest on such amounts.

In the event that, prior to the date of issue of a Trust Unit in respect of a Subscription Receipt, there is a subdivision, consolidation, reclassification or other change of the Trust Units or any reorganization, amalgamation, merger or sale of all or substantially all of the Trust's assets, the Subscription Receipt will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on conversion of or in respect of the Trust Unit to which the holder of a Trust Unit would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Trust Units of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Trust Units to be issued to holders of Subscription Receipts. Alternatively, such securities, evidences of indebtedness or assets may, at the option of the Trust, be issued to the Escrow Agent and delivered to holders of Subscription Receipts following the closing of the Acquisition.

The Subscription Receipt Agreement will provide for modifications and alterations thereto and to the Subscription Receipts issued thereunder by way of an extraordinary resolution. The term ``extraordinary resolution" will be defined in the Subscription Receipt Agreement to mean, in effect, a resolution passed by the affirmative votes of the holders of not less than $66\frac{2}{3}\%$ of the number of outstanding Subscription Receipts represented and voting at a meeting of Subscription Receipt holders or an instrument or instruments in writing signed by the holders of not less than $66\frac{2}{3}\%$ of the number of outstanding Subscription Receipts.

Under the Subscription Receipt Agreement, purchasers of Subscription Receipts will have a contractual right of rescission following the issuance of Trust Units to such purchaser upon surrender of the Subscription Receipts to receive the amount paid for the Subscription Receipts where this short form prospectus and any

amendment contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days of closing of the Offering.

Trust Units

A maximum of 500,000,000 Trust Units have been created and may be issued pursuant to the Trust Indenture. The Trust Units represent beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units will carry equal voting rights at a meeting of Unitholders.

No Unitholder will be liable to pay further calls or assessments in respect of the Trust Units. No conversion or pre-emptive rights attach to the Trust Units.

The following is a summary of certain provisions of the Trust Indenture. For a complete description of such indenture, reference should be made to the Trust Indenture, copies of which may be viewed at the offices of, or obtained from, the Trustee.

Trustee

Computershare Trust Company of Canada is the Trustee of the Trust and also acts as the transfer agent for the Trust Units. The Trustee is responsible for, among other things: (i) certifying and issuing Trust Units; (ii) maintaining books and records of the Trust and providing timely reports to holders of Trust Units; and (iii) exercising the voting rights attaching to the common shares in the capital of COSL.

The Trustee may resign upon 60 days notice to the Trust and COSL. The Trustee may also be removed by special resolution of the Unitholders. Such resignation or removal becomes effective upon a successor accepting its appointment.

Distributions

The Trust Indenture provides that the Trustee will distribute distributable income, if any, on the last business day of February, May, August and November of each year. Distributable income is comprised of the royalty payments and any interest income received by the Trust for that quarter less the expenses of the Trust paid during that quarter.

At the discretion of COSL's board of directors, the Trust may also make cash distributions of the Trust's capital provided that such distributions are made out of funds that are in excess of amounts reasonably required to satisfy obligations of the Trust. Cash distributions paid to Unitholders are determined by COSL's board of directors, in its sole discretion, and will only be declared and paid if deemed prudent to do so. Covenants in bank credit agreements could limit cash distributions to Unitholders.

Future Offerings

Under the Trust Indenture, the Trust may offer additional Trust Units or rights to additional Trust Units (up to the authorized maximum) at such times and on such terms and conditions as COSL may determine. In addition, the Trust may acquire other royalties in respect of oil sands interests, from time to time, should such interests be available on terms and conditions acceptable to COSL.

Meetings and Voting

The Trust holds annual meetings of the Unitholders. Special meetings of Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon the written request of Unitholders holding in aggregate not less than 20% of the Trust Units. Notice of all meetings of Unitholders shall be given to Unitholders at least 21 days prior to the meeting.

Unitholders may attend and vote at all meetings of such holders either in person or by proxy and a proxyholder need not be a holder of Trust Units. Two persons present in person or represented by proxy and representing in the aggregate not less than 2% of the votes attaching to all outstanding Trust Units constitute a quorum for the transaction of general business at all such meetings. The quorum required to vote upon a special resolution, which is required to amend the Trust Indenture with limited exceptions and to make certain other

material decisions, is two such persons representing in the aggregate not less than 20% of the votes attached to all outstanding Trust Units. The Trust intends to seek Unitholder approval at the 2003 annual and special meeting to reduce the required quorum for special resolutions to 10% which would make it consistent with approval levels for other trusts.

Unitholders are entitled to one vote per Trust Unit at all meetings of Unitholders called pursuant to the Trust Indenture. A resolution approved by not less than $66\frac{2}{3}$% of the votes of Unitholders represented at a meeting is required to, among other things, amend the Trust Indenture, remove the Trustee or terminate the Trust.

Limitation on Non-Resident Ownership

In order for the Trust to maintain its status as a mutual fund trust under the *Income Tax Act* (Canada) (the "Tax Act"), the Trust must not be established or maintained primarily for the benefit of non-residents of Canada ("non-residents") within the meaning of the Tax Act. Accordingly, the Trust Indenture provides that at no time may non-residents be the beneficial owners of a majority of the Trust Units. If the Trustee becomes aware, as a result of requiring declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents, the Trustee may send a notice to nonresident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents within such period, the Trustee may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units.

Laws in certain jurisdictions outside Canada may also limit the ownership of Trust Units by certain nonresidents, and the Trustee may from time to time take steps similar to the foregoing to minimize any adverse consequences to non-resident Unitholders arising from such laws.

Redemption of Units

The Trust Indenture provides for redemption of Trust Units at the request of the Unitholder at a price per Trust Unit that is the lesser of (i) 90% of the simple average of the closing price of the Trust Units on the principal market for each of the 10 trading days after tender of the Trust Units or (ii) the closing market price on such principal market on the date of tender for redemption. The redemption right is subject to a quarterly aggregate cash limit for all Trust Units tendered for redemption in the quarter of $250,000, unless waived by the board of directors of COSL. If redemptions are limited, the holder may receive an interest bearing promissory note payable on a pro rata basis in the subsequent quarter or quarters or an in specie redemption.

Termination of the Trust

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2094. The Unitholders may vote to terminate the Trust by special resolution at any meeting of the Unitholders provided that a quorum of 50% of the issued and outstanding Trust Units must be present in person or by proxy at the meeting at which the vote is taken.

Reporting to Unitholders

The accounts of the Trust are audited annually by a recognized independent firm of chartered accountants. The annual financial statements of the Trust, together with the report of such chartered accountants, and the

unaudited interim financial statements of the Trust are mailed to all Unitholders shown in the register of holders of Trust Units on any record date for a distribution of distributable income during a calendar year, within the periods prescribed by securities legislation. The year end of the Trust is December 31.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are traded on the TSX under the trading symbol ``COS.UN". The following table sets forth the price range and trading volume of the Trust Units as reported by the TSX for the periods indicated.

	High ($)	Low ($)	Volume (000's)
2001[1]			
First Quarter	39.75	29.25	3,756
Second Quarter	41.95	34.00	3,232
Third Quarter	40.95	32.70	5,176
Fourth Quarter	41.50	34.26	8,195
2002			
First Quarter	44.85	36.00	11,503
Second Quarter	44.50	39.66	7,853
July	42.00	36.05	2,957
August	39.97	37.25	1,774
September	39.00	35.70	3,477
October	37.99	33.28	2,377
November	37.30	34.15	1,887
December	38.05	34.50	1,624
2003			
January	39.00	36.55	2,258
February 1-12	39.00	34.96	1,264

Note:

(1) Prior to July 10, 2001, the price range and trading volume figures relate to AOST.

On February 3, 2003, the last trading day before the announcement of this Offering, the closing price of the Trust Units on the TSX was $38.90.

DISTRIBUTIONS TO UNITHOLDERS

The following table sets forth the amount of quarterly cash distributions paid per Trust Unit by the Trust since the merger of AOST and COST on July 5, 2001:

	2002	2001
First Quarter	$0.50	n/a
Second Quarter	$0.50	n/a
Third Quarter	$0.50	$0.75
Fourth Quarter	$0.50	$0.50

The Trust announced on January 23, 2003 that the next quarterly distribution of distributable cash will be in the amount of $0.50 per Trust Unit and will be paid on February 28, 2003 to Unitholders of record on January 31, 2003.

Subscribers who purchase Subscription Receipts pursuant to the Offering and who subsequently hold Trust Units on a relevant record date will be eligible to receive distributions commencing with the distribution payable on May 31, 2003, provided closing of the Offering occurs by April 30, 2003, the anticipated record date for such distribution.

USE OF PROCEEDS

The net proceeds to the Trust from the sale of the Subscription Receipts hereunder are estimated to be $359,524,000 ($413,527,600 if the Over-Allotment Option is exercised in full) after deducting the fees of $15,001,000 payable to the Underwriters ($17,251,150 if the Over-Allotment Option is exercised in full) and the expenses of the issue estimated to be $500,000. The net proceeds from the sale of the Subscription Receipts will be used to fund a portion of the purchase price of the Acquisition.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the ``Underwriting Agreement") dated February 4, 2003 among the Trust, COSL and the Underwriters, the Trust has agreed to issue and sell an aggregate of 10,715,000 Subscription Receipts to the Underwriters, and the Underwriters have severally agreed to purchase such Subscription Receipts on February 27, 2003, or on such other date not later than March 28, 2003 as may be agreed among the parties to the Underwriting Agreement. Delivery of the Subscription Receipts is conditional upon payment on closing of $35.00 per Subscription Receipt by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the underwriting fee of $1.40 per Subscription Receipt for Subscription Receipts issued and sold by the Trust, for an aggregate fee payable by the Trust of $15,001,000, in consideration for the services of the Underwriters in connection with the Offering. The underwriting fee is payable as to 50% upon the closing of this Offering and 50% upon release of the Escrowed Funds to the Trust pursuant to the Subscription Receipt Agreement. In the event the Escrowed Funds are refunded to subscribers pursuant to the terms of the Subscription Receipt Agreement, the underwriting fee will be reduced to the amount payable upon closing of this Offering. The terms of the Offering were determined by negotiation between COSL, on behalf of the Trust, and CIBC World Markets Inc. and Merrill Lynch Canada Inc. on behalf of themselves and the other Underwriters.

The Trust has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part for a period of 30 days from the closing of the Offering, to purchase up to an additional 1,607,250 Subscription Receipts at the Offering price to cover over-allotments, if any. This short form prospectus qualifies the distribution of the Subscription Receipts issuable upon the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total price to the public will be $431,278,750, the underwriting fee will be $17,251,150 and the net proceeds to the Trust, excluding interest on the Escrowed Funds and before deducting expenses of the issue, will be $414,027,600.

The TSX has conditionally approved the listing of the Subscription Receipts and the Trust Units issuable to holders of Subscription Receipts on the TSX. Listing is subject to the Trust fulfilling all of the requirements of the TSX on or before May 6, 2003.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If one or more Underwriters fail to purchase the Subscription Receipts which such Underwriter(s) have agreed to purchase, any one or more of the other Underwriters may, but are not obligated to, purchase such Subscription Receipts, unless the number of Subscription Receipts which one or more Underwriters fail to purchase represents less than 5% of the total number of Subscription Receipts, in which case the remaining Underwriters are obligated to purchase such Subscription Receipts on a *pro rata* basis. The Underwriters are, however, obligated to take up and pay for all Subscription Receipts if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Subscription Receipts and Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that, other than pursuant to the Private Placement, the Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan and the Trust's Unit Option and Distribution Equivalent Plan, it will not offer or issue, or enter into an agreement to offer or issue, Trust Units or any securities convertible into or exchangeable for Trust Units for a period of 90 days subsequent to the closing date

of the Offering without the consent of CIBC World Markets Inc. and Merrill Lynch Canada Inc., which consent may not be unreasonably withheld or delayed.

Each of CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. is an affiliate of a Canadian chartered bank that is party to one or more credit agreements (the ``Credit Agreements'') with COSL. Each of CIBC World Markets Inc. and Merrill Lynch Canada Inc. is an affiliate of an entity that has provided underwritten commitments to provide the Acquisition Facilities to COSL. Consequently, the Trust may be considered to be a connected issuer of each of these Underwriters for the purposes of applicable Canadian securities laws.

As at the date hereof, no funds are drawn under any of the Credit Agreements. See Note 1 under ``Consolidated Capitalization''. However, the Trust expects that approximately $410 million will be drawn under the Acquisition Facilities to complete the Acquisition.

COSL is in compliance with all material terms of the Credit Agreements, and none of the lenders under the Credit Agreements have waived any breach by COSL of any of such agreements since their execution. The Credit Agreements are unsecured.

The decision to distribute the Subscription Receipts offered hereby and the determination of the terms of the distribution were made through negotiations between COSL, on behalf of the Trust, and CIBC World Markets Inc. and Merrill Lynch Canada Inc. on behalf of themselves and the other Underwriters. The lenders under the Credit Agreements and the Acquisition Facilities did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of this issuance, each of CIBC World Markets Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. will receive its share of the underwriting fee.

The Subscription Receipts offered hereby have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the ``1933 Act'') or any state securities laws, and accordingly may not be offered or sold within the United States of America or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. However, the Underwriting Agreement permits the Underwriters to offer and resell the Subscription Receipts that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell Subscription Receipts outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the Offering, any offer or sale of Subscription Receipts or Trust Units offered hereby within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, tax counsel to the Trust, and Macleod Dixon LLP, counsel to the Underwriters, the following summary fairly describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires Subscription Receipts pursuant to this offering and who, for purposes of the Tax Act, holds the Subscription Receipts and the Trust Units acquired pursuant thereto as capital property and deals at arm's length with the Trust and the Underwriters. Generally, the Subscription Receipts and Trust Units will be considered to be capital property to a Unitholder provided the Unitholder does not hold the Subscription Receipts or Trust Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a purchaser that is a ``financial institution'', a ``specified financial institution'' or to a purchaser an interest in which would be a ``tax shelter investment'', each as defined in the Tax Act.

This summary is based on the facts set out in the prospectus, the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the ``Proposed Amendments''), counsel's understanding of the current published administrative practices of the CCRA and certificates as to certain factual matters provided by COSL. This summary assumes that the Proposed Amendments will be enacted substantially in the form proposed, although no assurance can be given in this regard.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser of Subscription Receipts or Unitholder. Consequently, purchasers of Subscription Receipts and prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

Residents of Canada

Taxation of Holders of Subscription Receipts

In the event the Acquisition does not close before March 31, 2003 or if the Acquisition Agreement is terminated at an earlier time, holders of Subscription Receipts will be required to include their proportionate share of interest on Escrowed Funds in computing their income for purposes of the Tax Act. The cost of any Trust Units acquired must be averaged with the cost of any other Trust Units held by the Unitholder to determine the adjusted cost base of each Trust Unit held.

No gain or loss will be realized by a holder on the issuance of a Trust Unit pursuant to a Subscription Receipt. A disposition or deemed disposition by a holder of a Subscription Receipt will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition.

One half of any capital gain must be included in the holder's income for the taxation year of the disposition, and one half of any capital loss realized in a taxation year is deducted from taxable capital gains realized in the year of disposition, and may be deducted from taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard.

Taxable capital gains realized by a Unitholder that is an individual may give rise to an alternative minimum tax depending on such Unitholder's circumstances. A Unitholder that is a ``Canadian-controlled private corporation'' as defined in the Tax Act may be liable to pay additional refundable tax on certain investment income, including taxable capital gains.

Status of the Trust

Based on certain factual representations made by COSL, the Trust qualifies as a ``mutual fund trust'' under the Tax Act and it is assumed that it will continue to so qualify at all times. In the event the Trust was not to so qualify as a mutual fund trust at a particular time, the income tax considerations would be materially different in certain respects from those described herein and the Trust could be liable to pay tax under Part XII.2 of the Tax Act.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income or loss for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust will be required to include in its income for each taxation year all amounts in respect of royalties and income paid or payable to it by CT. The Trust will also be required to include in its income for each taxation year all interest on any investments held by the Trust that accrues to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. In computing its income for tax purposes, the Trust may deduct reasonable current administrative expenses and a deduction not exceeding 30% of its cumulative Canadian

development expense (``CDE") account, determined on a declining balance basis. The Trust may deduct from its income for the year 20% of the total issue expenses of this offering to the extent that the expenses were not otherwise deductible in a preceding year.

Under the Trust Indenture, income may be used to finance cash redemptions of Trust Units and accordingly such income so utilized will not be payable or paid to holders of Trust Units by way of cash distributions but rather will be payable and paid in the form of additional Trust Units (``Reinvested Trust Units").

The Trust will be entitled to deduct from its income for a taxation year otherwise determined, after taking into account the inclusions and deductions outlined above, the portion thereof that is paid or becomes payable in the year to its Unitholders. An amount will be considered to be payable to any Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount. The terms of the Trust Indenture generally provide that all income of the Trust for a taxation year net of the Trust's expenses will be paid or made payable to Unitholders in the year. Accordingly, it is generally anticipated that the Trust will not be liable for any material amount of tax under the Tax Act.

Taxation of Unitholders

A Unitholder will generally be required to include in computing income for a particular taxation year of such Unitholder the portion of the net income of the Trust for a taxation year that is paid or becomes payable to such Unitholder in that particular taxation year, notwithstanding that any such amount is payable in Reinvested Trust Units. An amount will be considered payable to a Unitholder in a taxation year if such Unitholder is entitled in the year to enforce payment of the amount. For the purposes of the Tax Act, income of a Unitholder from the Trust Units will generally be considered to be income from property and not resource income. Any deduction or loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a deduction or loss of a Unitholder. Any amount paid or payable by the Trust to the Unitholder in excess of the net income of the Trust that is paid or payable to such Unitholder in a taxation year should not generally be included in such Unitholder's income for the year. However, such amount will reduce the Unitholder's adjusted cost base of the Trust Unit. To the extent that the adjusted cost base of a Trust Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

Reinvested Trust Units issued to a Unitholder in lieu of a cash distribution will have a cost equal to the fair market value of such Trust Units. This cost will be averaged with the cost of all other Trust Units held by the Unitholder to determine the adjusted cost base of each Trust Unit held. Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, such Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in such Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs associated with the disposition.

One-half of any capital gain realized by a Unitholder will be included in such Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. Subject to certain specific rules in the Tax Act, one-half of any capital loss realized on the disposition of Trust Unit may be deducted against any taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year.

Taxable capital gains realized by a Unitholder that is an individual may give rise to alternative minimum tax depending on such Unitholder's circumstances. A Unitholder that is a ``Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax on certain investment income, including taxable capital gains.

Tax Exempt Unitholders

Subject to the specific provisions of any particular exempt plan, the Subscription Receipts and the Trust Units will, provided the Trust qualifies as a mutual fund trust, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans as defined in the Tax Act (``Exempt Plans"). Such Exempt Plans will generally not

be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. COSL has advised counsel that the cost amount of foreign property of the Trust, if any, will be less than the 30% of the cost amount of all property of the Trust and accordingly, the Trust Units will not constitute foreign property for Exempt Plans, registered pension plans or other persons subject to tax under Part XI of the Tax Act.

Non Residents of Canada

Any distribution of income of the Trust to a Unitholder who is not resident or deemed to be resident in Canada will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Income Tax Convention will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

A disposition or deemed disposition of a Subscription Receipt or a Trust Unit, whether on redemption, or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a holder who is not resident or deemed to be resident in Canada provided that the Subscription Receipts or Trust Units, as the case may be, are not ``taxable Canadian property'' of the holder for the purposes of the Tax Act. Subscription Receipts and Trust Units will not be considered taxable Canadian property to such a holder unless: (a) the holder holds or uses, or is deemed to hold or use the Subscription Receipts or Trust Units in the course of carrying on business in Canada; (b) the Subscription Receipts or Trust Units are ``designated insurance property'' of the holder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Subscription Receipts or Trust Units the holder or persons with whom the holder did not deal at arm's length or any combination thereof, held 25% or more of the issued Trust Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

RISK FACTORS

An investment in the Subscription Receipts and the Trust Units involves a number of risks. Before investing, prospective purchasers of Subscription Receipts should carefully consider, in light of their own financial circumstances, the factors set out below, as well as other information contained or incorporated by reference in this short form prospectus.

Unitholder Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee, provided that in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust's assets. In addition, the Trust Indenture states that no Unitholder is liable to indemnify the Trustee or any other person for any liabilities incurred by the Trustee, including with respect to taxes payable by the Trust or the Trustee, and all such liabilities will be enforced only against, and will be satisfied only out of, the Trust's assets. The Trust Indenture also provides that all contracts entered into by or on behalf of the Trust shall contain a provision or be subject to an acknowledgement to the effect that the obligations of the Trust thereunder will not be binding upon Unitholders personally and that such provisions and acknowledgement shall be held in trust and enforced by the Trustee for the benefit of the Unitholders.

In conducting its affairs, the Trust will, however, assume certain existing contractual obligations and may have to do so in the future. Although COSL will use reasonable efforts to have any contractual obligations modified so as not to have such obligations binding upon any of the Unitholders personally, it may not obtain such modification in all cases. To the extent that any claims under such contracts are not satisfied by the Trust, there is a risk that a Unitholder may be held personally liable for obligations of the Trust where the liability is not disavowed as described above.

Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust assets) that

do not arise under contract, including claims in tort, claims for taxes and other possible statutory liabilities. It is intended that the activities of the Trust will be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, so far as possible, to the extent they deem practicable any material risk of liability on the Unitholders for claims against the Trust. COSL will, to the extent it considers possible and reasonable, carry insurance, in such amounts as it considers adequate to cover the operations of the Trust and in respect of the Unitholders as additional insureds. However, most insurance policies will have exclusions for certain environmental or other liabilities. Based on the foregoing and considering the nature of the Trust's activities and its intention to comply with all environmental regulations relating to its properties and the insurance policies which it will hold, the possibility of any personal liability of this nature arising is considered remote. The Trust Indenture provides that, in the event that the payment of a Trust obligation is made by a Unitholder, such Unitholder will be entitled to reimbursement from the available assets of the Trust. Notwithstanding the foregoing, because of uncertainties in law relating to trusts such as the Trust, there is a risk that a Unitholder could be held personally liable for the obligations of the Trust to the extent that claims are not satisfied by the Trust.

As part of the Acquisition, a portion of the assets of the Trust will be invested in the trust units and debt obligations of CT and as a holder of trust units, the Trustee is subject to potential liability for obligations of CT in circumstances similar to those described above for Unitholders. CT will own a 9.5% interest in the Syncrude Project.

Nature of Trust Units

Trust units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in a corporation. Trust units represent a fractional interest in a trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring ``oppression" or ``derivative" actions. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to develop its reserves. Changes in market conditions may adversely affect the trading price of the Trust Units.

Volatility of Oil Prices

The financial condition, operating results and future growth of the Trust are substantially dependent on prevailing prices of oil. Prices for oil are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil, market uncertainty and a variety of additional factors beyond the control of the Trust. These factors include weather conditions in Canada and the United States, the condition of the Canadian and U.S. economy, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, war, or the threat of war, in oil producing regions, the foreign supply of oil, the price of foreign imports and the availability of alternate fuel sources. In view of the higher operating costs of Syncrude Canada Ltd., the operating margin is expected to be more sensitive to oil prices than an investment in a company producing conventional crude oil. Any substantial and extended decline in the price of oil would have an adverse effect on the revenues, profitability and cash flows of the Trust.

While the Syncrude Project has not been shut down by the Participants since production commenced, a prolonged period of abnormally low oil prices could result in the Participants deciding to suspend production. Any such suspension of production could result in a corresponding suspension of distributions to Unitholders and could expose the Trust to significant additional expense.

Natural Gas Prices

The financial condition, operating results and future growth of the Trust is substantially affected by the price of natural gas. Natural gas is used in material quantities as a feed stock at the Syncrude Project for the production of hydrogen and as a fuel for the generation of heat, steam and power. The price of natural gas is subject to large variations based on supply and demand for natural gas in North America. Syncrude Canada Ltd. and the Trust have no control over such prices. A material increase in natural gas prices will have an adverse effect on the revenues, profitability and cash flow of the Trust.

Competition

The Canadian and international petroleum industry is highly competitive in all aspects, including the distribution and marketing of petroleum products. The Syncrude Project competes with other producers of crude oil, most of whom have considerably lower operating costs. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.

Capital Investment

The Trust and the other Participants will continue to make substantial capital expenditures for the mining of oil sands and production of SSB. The timing and amount of capital expenditures will directly affect the amount of distributable income for distribution to Unitholders. There is no assurance that capital cost overruns will not occur or that investments will deliver the production increases expected by design or that start-up will occur as expected. In addition, the Trust has not, and will not, attempt to maximize short-term cash flow at the expense of long-term benefits and therefore will not generally be voting as a Participant against proposed capital expenditures solely to maintain cash flow to Unitholders from the Syncrude Project. The Trust has credit facilities available to it to assist in funding capital expenditures in excess of cash flow. However, there is no assurance that the Trust will have capital sufficient to fund all capital expenditures that may be required, or that capital projects will not experience significant cost overruns.

Operational Risk

The Trust is subject to operational risks inherent in the oil sands business. The Trust benefits from the operational risk management programs implemented by the Syncrude Joint Venture. Its exposure to operational risks is also managed by maintaining appropriate insurance.

Dependence on Other Participants

The Syncrude Project is a joint venture currently owned by nine Participants. Certain decisions regarding the operations of the Syncrude Project require majority agreement among the Participants and some fundamental decisions require unanimity. Future plans of the Syncrude Project will depend on such agreement and may depend on the financial strength and views of the other Participants at the time such decisions are made.

Government Regulation

The Syncrude Project's mining operations and exploration activities are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, labour standards, occupational health, waste disposal, protection and redemption of the environment, mine safety, hazardous materials, toxic substances and other matters. It is believed that Syncrude Canada Ltd. is in substantial compliance with all applicable laws and regulations. Amendments to current laws and regulations governing operations and activities of mining companies and the more stringent implementation thereof are actively considered from time to time and the implementation thereof could have a material adverse impact on the Syncrude Project. There can be no assurance that the various government licenses granted to the Syncrude Project will not be cancelled or will be renewed upon expiry or that income tax laws and government incentive programs relating to the Syncrude Project, and the mining and oil and gas industries generally, will not be changed in a manner which may adversely affect Unitholders. The Syncrude Project facility license granted by the Alberta Energy and Utilities Board expires on December 31, 2035 unless extended.

Foreign Exchange

Crude oil prices are generally based on a U.S. dollar market price, while operating and capital costs are primarily in Canadian dollars. In addition, COSL makes interest payments in U.S. dollars on its U.S.-dollar denominated debt. Fluctuations in exchange rates between the U.S. and Canadian dollar will therefore give rise to foreign currency exchange exposure. COSL has entered into currency exchange contracts to minimize the impact of fluctuations in currency exchange rates and interest rates. The use of financial instruments involves a degree of credit risk.

Fiscal Regime

The results of operations and the availability of distributable income for distribution to the Unitholders will be directly affected by the fiscal regime applicable to the Syncrude Project. The Alberta Crown Agreement creates a joint venture between the Province of Alberta as lessor and the Participants of the Syncrude Project as lessees. Its purpose is to establish annually, using a deemed net profit concept, the basis on which Syncrude's annual production is to be shared by the lessor and each of the lessees. Commencing on January 1, 1997, the Alberta Crown Agreement provided that the Province of Alberta would be entitled to a royalty of 50% of the deemed net profit on the first 74 million barrels of annual production less a credit equal to 43% of capital expenditures. The deemed net profit was determined by deducting from the deemed gross revenue the aggregate of allowed operating costs, deemed interest expense and amortization of capital costs and any loss carry-forwards. For annual production in excess of 74 million barrels from the original leases, the Province of Alberta was entitled to a royalty of 25% of the deemed net profit after deducting capital expenditures, with a minimum payment of one percent of gross revenue. These provisions were in effect until December 31, 2001, when the aggregate of Syncrude's capital spending incurred after December 31, 1995 exceeded $2.8 billion. Subsequently, the Alberta Crown Agreement entitles the Province of Alberta to a royalty payment equivalent to the greater of 1% of gross revenue and 25% of net revenue after deducting applicable operating and capital expenditures.

There can be no assurance that the federal government and the Province of Alberta will continue the regime currently in place in the future.

Reserves

Although the reserve figures incorporated by reference into this short form prospectus have been carefully prepared and the methods of estimating reserves have been verified by mining experience, such figures are estimates and no assurance can be given that the indicated level of recovery of bitumen will be realized. Reserves estimated for properties that have not yet commenced production may require revision based on actual production experience. Such figures have been determined based upon the term of the operating permit, plant processing capacity and estimates of yield and recovery factors as well as estimates of bitumen in place. Market price fluctuations of crude oil prices may render uneconomic the mining of oil sands reserves containing relatively lower grades of bitumen. Moreover, short-term factors relating to the oil sands reserves, such as the need for orderly development of ore bodies or the processing of new or different grades of ore, may impair the profitability of a mine in any particular accounting period.

The Trust Units have no value if reserves from the Syncrude Project cannot be economically produced and marketed. In addition, the Trust Units will have no value once all of the reserves of bitumen are extracted.

Nature of Syncrude Operations

The Syncrude Project is a single interrelated and interdependent facility. The shutdown of one part of the Syncrude Project could significantly impact the production of SSB. Since the primary source of income to the Trust is the sale of SSB, a shutdown may reduce, or even eliminate, the amount of cash flow to the Trust out of which distributions are then made to Unitholders. There can be no assurance that the Syncrude Project will produce SSB in the quantities or at the cost anticipated, or that it will not cease producing entirely in certain circumstances. Because operating costs to produce SSB are substantially higher than operating costs to produce conventional crude oil, an increase in such costs could have a material effect on the Trust and the amount of cash flow out of which distributions can then be made to Unitholders.

The Syncrude Project is located in a remote area, and is serviced by one all weather road. In the event that the road is closed due to climatic conditions or other factors, Syncrude Canada Ltd. may encounter difficulties in obtaining materials required for it to continue production.

The production of SSB requires high levels of investment and has particular economic risks, such as settling basin dike failures, fires, explosions, gaseous leaks, spills and migration of harmful substances, any of which can cause personal injury, damage to property, equipment and the environment, and result in the interruption of operations. Certain of these risks cannot be fully insured on an economic basis.

SSB is shipped from the Syncrude Project via a single pipeline. There are limited facilities at the Syncrude site for the storage of SSB and, in the event of an interruption in pipeline shipments, the Syncrude Project's operations may be materially adversely affected.

Syncrude Canada Ltd. produces and stores significant amounts of sulphur in a sulphur block at its plant site as there is presently no market for the sulphur. There can be no assurance that future environmental regulations pertaining to the use, storage, handling and/or sale of sulphur will not adversely impact the unit costs of production of SSB.

Marketing

A significant volume of production from the Syncrude Project is exported to the United States, such that pipeline access, transportation tariffs and price differential with competing products are all factors which can affect sales volumes for SSB as well as netbacks receivable by the Trust for its share of production.

Over the next five years, planned upgrading projects, including the Syncrude expansion, could result in additional synthetic crude oil entering the market. This could cause an increase in the SSB price differential. In anticipation of this development, the Participants will be investing to improve product quality in Stage 3 of Syncrude's expansion plan to improve SSB as a feedstock for jet fuel and diesel products. This improved product is expected to increase the demand for SSB and preserve its price premium. Efforts are underway to identify new, or expand existing, markets for SSB.

Debt Service

COSL has unsecured credit facilities. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Certain covenants of the agreements with the lenders may also limit payments to the Trust. Although management of COSL believes that existing bank lines of credit will be sufficient for their immediate requirements, there can be no assurance that the amount will be adequate for the actual future operating, capital expenditure and other financial obligations of COSL or that additional funds will be able to be obtained.

Environmental Obligations

Each of the Participants is liable for its share of ongoing environmental obligations and for the ultimate reclamation of the Syncrude Project site upon abandonment. Ongoing environmental obligations have been and are expected to continue to be funded out of the Syncrude Project cash flow.

Syncrude Canada Ltd. has posted a letter of credit with the Province of Alberta in the amount of $0.03 per barrel of SSB produced since the inception of the Syncrude Project to secure the ultimate reclamation obligations of the Participants. Each of the Participants is required to guarantee repayment of its pro rata share of this letter of credit to the issuing bank.

In addition to the foregoing, COSL is a party to a written agreement with a trustee creating the Mining Reclamation Trust. Pursuant to this agreement, COSL is presently paying $0.1322 into separate Mining Reclamation Trusts for each barrel of SSB produced and attributable to its working interest, for the purpose of funding its share of environmental and reclamation obligations in connection with the Syncrude Project. This payment may be adjusted from time to time, based on the current conservation and reclamation plan prepared and revised by Syncrude Canada Ltd. from time to time, with the intent that the Mining Reclamation Trust will have adequate funds to pay the expected final site reclamation costs attributable to the Syncrude Project. Generally, final site reclamation cost estimates will reflect the current conservation and reclamation plan prepared and revised by Syncrude Canada Ltd. from time to time.

The Kyoto Protocol

The Canadian federal government has provided some parameters for implementing the Kyoto Protocol. Total annual emissions for large industrial emitters has been capped at 55 megatonnes, emission reduction targets have been set at 15% compared to business as usual, and the cost of a carbon credit has been limited to $15 per tonne. Based on these parameters, the Trust has provided an initial estimated direct cost impact of $0.22

to $0.30 per barrel from 2008 to 2012 on Syncrude's operating costs for implementing the Kyoto Protocol. However, numerous uncertainties regarding details of the Protocol's implementation remain that make it difficult to ascertain the cost estimate, including when third party costs related to the Protocol factor their way into Syncrude's supply chain of goods and services. The Trust continues to work through its industry associations and directly with the Alberta provincial and federal governments to develop a cost-effective plan to reduce greenhouse gas emissions.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust is a party or in respect of which any of its properties are subject, nor are there are such proceedings known to be contemplated.

MATERIAL CONTRACTS

The material contracts entered into and to be entered into by the Trust in connection with the Offering are as follows:

(a) The Subscription Receipt Agreement referred to under ``Details of the Offering''.

(b) The Underwriting Agreement referred to under the ``Plan of Distribution''.

(c) The CT Trust Indenture referred to under ``Proposed Acquisition''.

Copies of each of the foregoing agreements once executed may be inspected during regular business hours at the offices of the Trust, 2500 First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, until the expiry of the 30-day period following the date of the final short form prospectus.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 5L3.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada in Calgary and Toronto. The transfer agent and registrar for the Subscription Receipts is Computershare Trust Company of Canada.

LEGAL MATTERS

Certain legal matters relating to the Offering of the Subscription Receipts will be passed upon by McCarthy Tétrault LLP and, with respect to tax matters, by Burnet, Duckworth & Palmer LLP, on behalf of the Trust, and by Macleod Dixon LLP, on behalf of the Underwriters. The partners and associates of McCarthy Tétrault LLP, as a group, the partners and associates of Macleod Dixon LLP, as a group, and the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

In addition, a purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Trust Units to such purchaser. See ``Details of the Offering''.

APPENDIX A

FINANCIAL STATEMENTS OF AEC OIL SANDS, L.P.

NOTE: The following financial statements have been provided by EnCana Corporation in connection with the Acquisition by COSL of the Syncrude Interest and COSL makes no representation as to their accuracy or completeness. EnCana currently holds its interest in the Syncrude Joint Venture indirectly through AEC Oil Sands, L.P. In addition to the 10% interest being acquired by COSL pursuant to the Acquisition, AEC Oil Sands, L.P. also owns, indirectly, a 3.75% working interest in the Syncrude Joint Venture (subject to a 6% gross overriding royalty). The following financial statements reflect the aggregate interest of AEC Oil Sands, L.P. in the Syncrude Joint Venture, of which COSL has agreed to purchase only a portion pursuant to the Acquisition.

In order to extract the percentage interest of the Syncrude Joint Venture being acquired by COSL under AEC Oil Sands, L.P.'s Statement of Earnings and Partners' Equity, approximately 72.7% can be applied against gross revenue, transportation expense, operating costs and indirect operating costs. Royalties and other income expense includes the crown royalties expense, of which 72.7% will be acquired, but also includes the 6% gross overriding royalty expense which is not being acquired by COSL. See Note 3(c) to the Pro Forma Financial Statements appearing as Appendix B to this short form prospectus for guidance on the treatment of this line item. Depletion and reclamation expense is not relevant to the percentage interest being acquired as differing unit-of-production rates and reclamation rates are applied by AEC Oil Sands, L.P. and COSL. Interest income/expense is also not relevant as it does not apply to the ownership of the Syncrude Interest.

In order to extract the percentage interest of the Syncrude Joint Venture being acquired by COSL under AEC Oil Sands, L.P.'s Balance Sheet, approximately 72.7% can be applied against assets and liabilities, less the gross overriding royalty payable and ``due from partners and affiliates" which are not being acquired by COSL. The net assets will be subject to purchase price adjustments based on the values assigned to the assets and liabilities acquired at the time of closing the Acquisition which is expected to occur on or about February 28, 2003.

AEC Oil Sands, L.P.

FINANCIAL STATEMENTS
OCTOBER 31, 2002

(UNAUDITED)

AEC OIL SANDS, L.P.
STATEMENT OF EARNINGS AND PARTNERS' EQUITY
FOR THE NINE MONTHS ENDED OCTOBER 31

(unaudited)
($ thousands)

	2002	2001
Gross Revenue	$ 344,825	$349,843
Costs and Expenses		
Transportation	3,912	5,094
Royalties	7,676	33,209
Operating costs	161,617	165,404
Indirect operating costs	140	638
Depletion and reclamation	18,526	15,295
Interest, net	149	(248)
	192,020	219,392
Net earnings	$ 152,805	$130,451

AEC OIL SANDS, L.P.
STATEMENT OF PARTNERS' EQUITY
AS AT OCTOBER 31

(unaudited)
($ thousands)

	2002	2001
Partners' equity, beginning of period	$ 870,644	$673,595
Earnings for the period	152,805	130,451
Partners' equity, end of period	$1,023,449	$804,046

AEC OIL SANDS, L.P.

BALANCE SHEET

(unaudited)
($ thousands)

	As at October 31 2002	As at January 31 2002
ASSETS		
Current		
Cash and cash equivalents	$ 16,716	$ 5,670
Accounts receivable and accrued revenue	52,754	40,772
Prepaids	–	635
Inventories	15,838	14,324
Due from partners and affiliates	226,828	220,766
	312,136	282,167
Capital Assets	829,288	667,604
	$1,141,424	$949,771
LIABILITIES AND PARTNERS' EQUITY		
Current		
Accounts payable	$ 20,304	$ 7,373
Accrued liabilities	76,359	50,376
Other liabilities	835	2,087
	97,498	59,836
Reclamation Provision	20,477	19,291
	117,975	79,127
Partners' Equity	1,023,449	870,644
	$1,141,424	$949,771

AEC OIL SANDS, L.P.
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED OCTOBER 31
($ thousands)

	2002	2001
Operating Activities		
Net earnings	$152,805	$130,451
Depletion and reclamation	18,526	15,295
Other	(1,252)	(1,113)
Cash Flow from operations	170,079	144,633
Net change in non-cash working capital	26,053	18,438
	196,132	163,071
Investing Activities		
Capital investment	(178,357)	(61,431)
Reclamation payments	(667)	(296)
	(179,024)	(61,727)
Increase in cash before financing activities	17,108	101,344
Financing Activities		
Increase in due from partners	(10,903)	(91,186)
Decrease in due from affiliates	4,841	38
	(6,062)	(91,148)
Increase in cash	$ 11,046	$ 10,196
Cash (bank overdraft), beginning of period	5,670	(1,414)
Cash (bank overdraft), end of period	$ 16,716	$ 8,782
Supplemental disclosure of cash flow information		
Interest paid	$ 39	$ 36

AEC Oil Sands, L.P.

FINANCIAL STATEMENTS
JANUARY 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
425 1st Street SW
Suite 1200
Calgary, Alberta
Canada T2P 3V7
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 18, 2002

Auditors' Report

To the Partners of
AEC Oil Sands, L.P.

We have audited the balance sheet of AEC Oil Sands, L.P. as at January 31, 2002 and the statements of earnings and partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian Generally Accepted Auditing Standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Partnership as at January 31, 2002 and the results of its operations and the changes in its cash position for the years then ended in accordance with Canadian Generally Accepted Accounting Principles.

PricewaterhouseCoopers LLP

Chartered Accountants

AEC OIL SANDS, L.P.
BALANCE SHEET
AS AT JANUARY 31
($ thousands)

	Note	2002	2001
ASSETS			
Current assets			
Cash and cash equivalents		$ 5,670	$ –
Accounts receivable and accrued revenue		40,772	48,631
Prepaids		635	941
Inventories	3	14,324	12,206
Due from partners and affiliates	5	220,766	112,955
		282,167	174,733
Capital assets, net	4	667,604	572,046
		$949,771	$746,779
LIABILITIES AND SHAREHOLDER'S EQUITY			
Current liabilities			
Bank overdraft		$ –	$ 1,414
Accounts payable		7,373	12,737
Accrued liabilities		50,376	36,572
Other liabilities	7	2,087	–
Due to affiliates	5	–	1,354
		59,836	52,077
Other liabilities	7	–	3,617
Reclamation provision		19,291	17,490
		79,127	73,184
Partner's equity		870,644	673,595
		$949,771	$746,779

See accompanying notes to the financial statements

AEC OIL SANDS, L.P.
STATEMENT OF EARNINGS AND PARTNERS' EQUITY
FOR THE YEAR ENDED JANUARY 31
($ thousands)

	Note	2002	2001
Gross revenues		$469,503	$462,240
Expenses			
Transportation		4,686	3,852
Royalties and other income	8	30,385	85,685
Operating costs		215,771	190,586
Indirect operating costs		794	857
Interest, net		(399)	(531)
Depletion and reclamation		21,217	16,833
Net earnings		197,049	164,958
Partners' equity, beginning of year		673,595	588,637
Distribution to partners		–	(80,000)
Partners' equity, end of year		$870,644	$673,595

See accompanying notes to the financial statements

AEC OIL SANDS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31
($ thousands)

	2002	2001
Operating activities		
Net earnings	$ 197,049	$ 164,958
Depletion and reclamation	21,217	16,833
Other	(1,530)	(1,669)
	216,736	180,122
Net change in non-cash working capital	14,487	9
	231,223	180,131
Investing activities		
Capital investment	(114,678)	(71,786)
Reclamation payments	(296)	–
	(114,974)	(71,786)
Financing activities		
Increase in due from partners and affiliates	(109,165)	(39,684)
Distribution to partners	–	(80,000)
	(109,165)	(119,684)
Increase (decrease) in cash	7,084	(11,339)
Cash (bank overdraft), beginning of year	$ (1,414)	9,925
Cash (bank overdraft), end of year	$ 5,670	$ (1,414)
Supplemental Information		
Interest paid	$ 46	$ 47

See accompanying notes to the financial statements

AEC OIL SANDS, L.P.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JANUARY 31, 2002

(Tabular amounts in $ thousands, unless otherwise stated)

1. PARTNERSHIP INFORMATION

AEC Oil Sands, L.P. is a partnership of AEC Oil Sands GP Ltd. and Alberta Energy Company Ltd., which was formed on June 1, 1997. On formation, the original partners contributed, at historical values, their respective interests in the Syncrude Canada Joint Venture. The Partnership owns a 13.75% interest in the Syncrude Canada Joint Venture.

2. ACCOUNTING POLICIES

(a) Principles of Consolidation

Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Partnership's share of revenues, expenses, assets and liabilities are included in the accounts.

(b) Measurement Uncertainty

Amounts recorded for depletion are based on estimates of oil reserves and future costs required to develop those reserves. The Partnership's reserve estimates are reviewed annually by an independent engineering firm. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

(c) Revenue Recognition

Revenues associated with the sales of synthetic crude oil owned by the Partnership are recognized when title passes from the Partnership to its customer.

(d) Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with a maturity of three months or less when purchased.

(e) Inventories

Inventories are valued at the lower of cost or estimated net realizable value.

(f) Capital Assets

Acquisition costs of capital assets are capitalized. These costs include leasehold acquisition costs and the cost of tangible equipment. All such costs are depleted and depreciated using the unit-of-production method, based on production of synthetic crude oil from the existing facility.

Reclamation costs are estimated and recorded over the estimated life of the proven reserves.

(g) Hedging Activities

Settlement of crude oil swap agreements, which have been arranged as a hedge against commodity price fluctuations, are reflected in product revenues at the time of sale of the related hedged production.

(h) Employee Benefit Plans

The Partnership accrues for its proportionate share of the Syncrude Canada Joint Venture obligations under employee benefit plans and the related costs, net of plan assets.

(Tabular amounts in $ thousands, unless otherwise stated)

2. ACCOUNTING POLICIES (Continued)

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments.

For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

Past service costs from the plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

(i) Income Taxes

Income taxes are the responsibility of the individual partners and therefore no income taxes have been recorded in these financial statements.

3. INVENTORIES

	2002	2001
Materials and supplies	$14,050	$11,678
Finished goods inventory	274	528
	$14,324	$12,206

4. CAPITAL ASSETS

	2002	2001
Cost	$ 904,128	$ 789,450
Accumulated depletion	(236,524)	(217,404)
	$ 667,604	$ 572,046

5. DUE FROM PARTNERS AND AFFILIATES/DUE TO AFFILIATES

The amounts due from partners and affiliates and due to affiliates are unsecured, non-interest bearing and have no fixed terms of repayment.

6. LONG-TERM DEBT

The Partnership has available a $25.0 million unsecured revolving credit and term loan facility. The facility is fully revolving for 364-day periods with provision for extension at the option of the lender following notice from the Partnership. If not extended, the facility converts to a non-revolving reducing facility to be repayable in full by the end of five years. Loans are available in Canadian dollars or U.S. equivalent and currently bear interest either at the lender's rates for Canadian prime commercial or U.S. base rate loans, at

(Tabular amounts in $ thousands, unless otherwise stated)

6. LONG-TERM DEBT (Continued)

Bankers' Acceptance rates or at LIBOR plus applicable margins. As at January 31, 2002, no amount is outstanding under this facility.

7. OTHER LIABILITIES

The amount, due to Syncrude Canada Ltd., represents the non-cash components of prior years cost of service utility billings to the Syncrude Canada Joint Venture. The amount is being repaid in equal monthly installments of $139,100 until March 31, 2003.

8. ROYALTIES AND OTHER INCOME

Royalties payable to the Province of Alberta are governed by an agreement between the Syncrude Canada Joint Venture and the Government of the Province of Alberta (the ``Crown"). The agreement provides for a transition period from 1997 to the earlier of January 1, 2004 and the month after the Syncrude participants' aggregate capital expenditures from 1996 have reached $2.8 billion. The transition period terminated in December 2001.

During the transition period the royalties were determined as the greater of:

(a) the net profits interest share (Crown share) of gross revenues less allowed operating costs and a 43 percent credit for capital expenditures.

(b) one percent of gross revenues attributed to new production in excess of 74 million barrels from the original leases and all production from new leases.

In January 2002, the Syncrude participants commenced paying royalties according to Alberta's generic oil sands royalty legislation. The generic royalty legislation stipulates that the Province of Alberta will receive the greater of:

(a) one percent of gross revenues.

(b) 25 percent of the excess of gross revenues over allowed operating costs and capital expenditures for the year.

Other income includes $5.2 million of insurance proceeds.

9. RELATED PARTY TRANSACTIONS

The following table outlines the transactions with affiliates during the year:

	2002	2001
Oil hedge revenue	$31,958	$ 0
Royalty expense	$ 5,545	$7,068
Tariff	$ 4,075	$3,852
Marketing fees	$ 371	$ 378
Management fees	$ 20	$ 22

The Partnership pays and receives management fees to/from affiliates.

10. COMMITMENTS AND CONTINGENCIES

The Syncrude Canada Joint Venture has entered into a capital commitment for the purposes of expansion. The Partnership's share of the capital commitment for the next three years are 2003 – $217.4 million; 2004 – $187.3 million and 2005 – $90.9 million.

11. FINANCIAL INSTRUMENTS

(a) Financial Assets and Liabilities

The financial assets and liabilities included in the financial statements are cash, accounts receivable, all current liabilities and amounts due to or from affiliated companies.

The fair values of financial instruments included in the balance sheet approximate their carrying amount due to the short-term maturity of those instruments.

(b) Credit Risk

A substantial portion of the Partnership's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

12. EMPLOYEE BENEFITS

The Syncrude Canada Joint Venture has post-retirement benefits plans for its employees. The following information in this note represents the Partnership's proportionate interest. No adjustment has been made to reflect the Partnership year end of January 31, 2002.

	2001	2000
	($ millions)	
Total expense for the defined contribution plan	$ 0.6	$ 0.5
Accrued benefit obligation, beginning of the year	$102.2	$ 65.4
Opening balance adjustment	–	24.8
Current service cost	4.0	3.1
Interest cost	7.2	6.5
Benefits paid	(4.1)	(3.2)
Actuarial loss	10.2	5.6
Accrued benefit obligation, end of year	$119.5	$102.2

	2001	2000
	($ millions)	
Fair value of plan assets, beginning of year	$ 82.1	$ 80.8
Actual return on plan assets	(4.8)	1.5
Employer contributions	3.4	2.6
Benefits paid	(3.5)	(2.8)
Fair value of plan assets, end of year	$ 77.2	$ 82.1
Funded status – plan deficit	$(42.3)	$(20.1)
Unamortized net acturial loss	10.3	11.6
Accrued benefit liability	$(32.0)	$ (8.5)

12. EMPLOYEE BENEFITS (Continued)

The significant actuarial assumptions used to determine the periodic expense and accrued benefit obligations are as follows:

	2001	2000
	Percent (%)	
Discount rate	6.5	9.0
Expected long-term rate of return on plan assets	9.0	9.0
Rate of compensation increase	4.0	4.0

The periodic expense for employee benefits is as follows:

	2001	2000
	($ millions)	
Current service cost	$ 4.0	$ 3.1
Interest cost	7.2	6.5
Expected return on plan assets	(7.4)	(7.2)
Expense for defined contribution plan	0.6	0.5
Net benefit plan expense	$ 4.4	$ 2.9

The average remaining service period of the active employees covered by the defined benefit plan is 13.8 years.

AEC Oil Sands, L.P.

FINANCIAL STATEMENTS
JANUARY 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
425 1st Street SW
Suite 1200
Calgary, Alberta
Canada T2P 3V7
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 16, 2001

Auditors' Report

To the Partners of
AEC Oil Sands, L.P.

We have audited the balance sheet of AEC Oil Sands, L.P. as at January 31, 2001 and the statements of earnings, partners' equity and cash flow for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Partnership as at January 31, 2001 and the results of its operations and the changes in its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

AEC OIL SANDS, L.P.
STATEMENT OF EARNINGS AND PARTNERS' EQUITY
FOR THE YEAR ENDED JANUARY 31
($ thousands)

	2001	2000
Gross Revenue	$462,240	$334,417
Costs and Expenses		
Transportation	3,852	2,743
Royalties	85,685	11,123
Operating costs	190,586	137,636
Indirect operating costs	857	412
Depletion and reclamation	16,833	17,755
Interest, net	(531)	(112)
	297,282	169,557
Net Earnings	$164,958	$164,860

STATEMENT OF PARTNERS' EQUITY
AS AT JANUARY 31
($ thousands)

	2001	2000
Partners' equity, beginning of year	$588,637	$428,044
Pension adjustment	–	(4,174)
Partners' equity, beginning of year as restated	588,637	423,870
Distribution to partners	(80,000)	(93)
Earnings for the year	164,958	164,860
Partners' equity, end of year	$673,595	$588,637

See accompanying notes to the financial statements

AEC OIL SANDS, L.P.
BALANCE SHEET
AS AT JANUARY 31
($ thousands)

	Note	2001	2000
ASSETS			
Current			
Cash		$ –	$ 9,925
Accounts receivable		48,631	41,700
Due from partners	7	112,955	72,892
Prepaids		941	274
Inventories	4	12,206	13,395
		174,733	138,186
Capital Assets	5	572,046	515,975
		$746,779	$654,161
LIABILITIES AND PARTNERS' EQUITY			
Current			
Bank overdraft		$ 1,414	$ –
Accounts payable and accrued liabilities	6	49,309	42,891
Due to affiliates	7	1,354	975
		52,077	43,866
Reclamation Provision		17,490	16,372
Other Liabilities	9	3,617	5,286
		73,184	65,524
Partners' Equity		673,595	588,637
		$746,779	$654,161

See accompanying notes to the financial statements

AEC OIL SANDS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31
($ thousands)

	2001	2000
Operating Activities		
Net earnings	$ 164,958	$ 164,860
Depletion and reclamation	16,833	17,755
Other	(1,669)	(1,391)
Cash flow from operations	180,122	181,224
Net change in non-cash working capital	9	(19,065)
	180,131	162,159
Investing Activities		
Capital investment	(71,786)	(101,643)
Increase in cash before financing activities	108,345	60,516
Financing Activities		
Increase in due from partners	(40,063)	(64,244)
Distribution to partners	(80,000)	(93)
Increase in due to affiliates	379	304
	(119,684)	(64,033)
Decrease in cash	$ (11,339)	$ (3,517)
Cash, beginning of year	9,925	13,442
Cash (bank overdraft), end of year	$ (1,414)	$ 9,925
Supplemental disclosure of cash flow information		
Interest paid	$ 47	$ 446

See accompanying notes to the financial statements

AEC OIL SANDS, L.P.
NOTES TO FINANCIAL STATEMENTS
For the year ended January 31,
(tabular amounts in $ thousands, unless otherwise indicated)

1. NATURE OF BUSINESS

AEC Oil Sands, L.P. is a partnership of AEC Oil Sands GP Ltd. and Alberta Energy Company Ltd., which was formed on June 1, 1997. On formation, the original partners contributed, at historical values, their respective interests in the Syncrude Joint Venture. The Partnership owns a 13.75% interest in the Syncrude Joint Venture.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Partnership's share of revenues, expenses, assets and liabilities are included in the accounts.

(b) Measurement Uncertainty

Amounts recorded for depletion are based on estimates of oil reserves. The Partnership's reserve estimates are reviewed annually. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

(c) Revenue Recognition

Revenues associated with the sales of synthetic crude oil owned by the Partnership are recognized when title passes from the Partnership to its customer.

(d) Cash and Cash Equivalents

Cash and cash equivalents include short term investments with a maturity of three months or less when purchased.

(e) Capital Assets

Acquisition costs of capital assets are capitalized. These costs include leasehold acquisition costs and the cost of tangible equipment. All such costs are depleted and depreciated using the unit-of-production method, based on production of synthetic crude oil from the existing facility.

(f) Inventories

Inventories are valued at the lower of cost or estimated net realizable value.

(g) Provision for Reclamation

Reclamation costs are estimated and recorded over the estimated life of the proved recoverable reserves.

(h) Employee Benefit Plans

The Syncrude Canada joint venture accrues for its obligations under employee benefit plans and the related costs, net of plan assets. The joint venture has adopted the following policies (see Note 3):

(tabular amounts in $ thousands, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments.
- For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.
- Past service costs from the plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.
- The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

(i) Income Taxes

Income taxes are the responsibility of the individual partners and therefore no income taxes have been recorded in these financial statements.

3. CHANGES IN ACCOUNTING POLICIES

On January 1, 2000, the Partnership retroactively adopted the Canadian Institute of Chartered Accountants recommendations on accounting for employee future benefits. Amounts were directly charged to Partners' Equity and Accrued Liabilities.

4. INVENTORIES

	2001	2000
Materials and supplies	$ 11,678	$ 13,089
Finished goods inventory	528	306
	$ 12,206	$ 13,395

5. CAPITAL ASSETS

	2001	2000
Cost	$ 789,450	$ 717,664
Accumulated depletion	(217,404)	(201,689)
	$ 572,046	$ 515,975

(tabular amounts in $ thousands, unless otherwise indicated)

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2001	2000
Trade accounts payable	$12,737	$10,624
Accrued liabilities	36,572	32,267
	$49,309	$42,891

7. DUE FROM PARTNERS AND DUE TO AFFILIATES

The amounts due from partners and due to affiliates are unsecured, non-interest bearing and have no fixed terms of repayments.

8. LONG-TERM DEBT

The Partnership has available a $25.0 million unsecured revolving credit and term loan facility. The facility is fully revolving for 364-day periods with provision for extensions at the option of the lender following notice from the Partnership. If not extended, the facility converts to a non-revolving reducing facility to be repayable in full by the end of five years. Loans are available in Canadian dollars or U.S. equivalent and currently bear interest either at the lender's rates for Canadian prime commercial or U.S. base rate loans, at Bankers' Acceptance rates or at LIBOR plus applicable margins. As at January 31, 2001, no amount is outstanding under this facility.

9. OTHER LIABILITIES

The amount, due to Syncrude Canada Ltd., represents the non-cash components of prior years cost of service utility billings to the Syncrude Joint Venture. The amount is being repaid in equal monthly installments of $139,100 until March 31, 2003.

10. FINANCIAL INSTRUMENTS

(a) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments included in the balance sheet approximate their carrying amount due to the short-term maturity of those instruments.

(b) Credit Risk

A substantial portion of the Partnership's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

11. SUPPLEMENTARY INFORMATION

(a) Employee Benefits

The Syncrude Canada joint venture has post-retirement benefits plans for its employees. The following information is from the Syncrude Canada Ltd. December 31, 2000 financial statements and represents

11. SUPPLEMENTARY INFORMATION (Continued)

the Partnership's proportionate interest. No adjustment has been made to reflect the Partnership year end of January 31, 2001.

	2000	1999
	($ millions)	
Total expense for the defined contribution plan	$ 0.5	$ 0.5
Accrued benefit obligation, beginning of the year	$ 65.4	$ 61.8
Opening balance adjustment	24.8	–
Current service cost	3.1	2.3
Interest cost	6.5	4.9
Benefits paid	(3.2)	(2.9)
Actuarial (gain) loss	5.6	(0.7)
Accrued benefit obligation, end of year	$102.2	$ 65.4
Fair value of plan assets, beginning of year	$ 80.8	$ 70.9
Actual return on plan assets	1.5	10.9
Employer contributions	2.6	1.8
Benefits paid	(2.8)	(2.8)
Fair value of plan assets, end of year	$ 82.1	$ 80.8
Funded status – plan surplus (deficit)	$(20.1)	$ 15.4
Unamortized net actuarial loss (gain)	11.6	(20.7)
Accrued benefit asset (liability)	$ (8.5)	$ (5.3)

The significant actuarial assumptions used to determine the periodic expense and accrued benefit obligations are as follows:

	2000	1999
	Percent (%)	
Discount rate	9.0	7.25
Expected long-term rate on plan assets	9.0	9.0
Rate of compensation increase	4.0	4.5

The periodic expense for employee benefits is as follows:

	2000	1999
	($ millions)	
Current service cost	$ 3.1	$ 2.4
Interest cost	6.5	7.1
Expected return on plan assets	(7.2)	(8.0)
Amortization of net actuarial loss	–	(1.2)
Expense for defined contribution plan	0.5	0.5
Net benefit plan expense	$ 2.9	$ 0.8

The average remaining service period of the active employees covered by the defined benefit plan is 13.8 years.

11. SUPPLEMENTARY INFORMATION (Continued)

(b) Related Party Transactions

The following table outlines the transactions with affiliates during the year:

	2001	2000
	($ thousands)	
Royalties	7,068	5,432
Tariff	3,852	2,743
Marketing fees	378	303
Management fees	22	25

The Partnership pays and receives management fees to/from affiliates.

(c) Commitments

The Partnership has entered into a capital commitment for the purposes of expansion at Syncrude. The Partnership's share of the capital commitment is approximately $18.7 million in the next year.

AEC Oil Sands, L.P.

FINANCIAL STATEMENTS
JANUARY 31, 2000



PricewaterhouseCoopers LLP
425 1st Street SW
Suite 1200
Calgary, Alberta
Canada T2P 3V7
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 24, 2000

Auditors' Report

To the Partners of
AEC Oil Sands, L.P.

We have audited the balance sheet of AEC Oil Sands, L.P. as at January 31, 2000 and the statements of earnings and partners' equity and cash flow for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Partnership as at January 31, 2000 and the results of its operations and the changes in its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

AEC OIL SANDS, L.P.
STATEMENT OF EARNINGS
FOR THE YEAR ENDED JANUARY 31
($ thousands)

	2000	1999
Revenue		
Revenue, net of tariff	$331,674	$221,716
Royalties (expense)	(11,123)	1,357
	320,551	223,073
Expenses		
Operating	137,636	138,713
General and administrative	412	1,500
	138,048	140,213
Earnings before undernoted	182,503	82,860
Depreciation	16,278	16,378
Reclamation	1,477	1,257
Interest, net	(112)	(716)
Net Earnings	$164,860	$ 65,941

STATEMENT OF PARTNERS' EQUITY
AS AT JANUARY 31
($ thousands)

	Note	2000	1999
Partners' equity, beginning of year		$423,870	$362,117
Pension adjustment	10	–	(4,174)
Partners' equity, beginning of year as restated		423,870	357,943
Distribution to Partners		(93)	(14)
Earnings for the year		164,860	65,941
		$588,637	$423,870

AEC OIL SANDS, L.P.
BALANCE SHEET
AS AT JANUARY 31
($ thousands)

	Note	2000	1999
ASSETS			
Current			
Cash		$ 9,925	$ 13,442
Accounts receivable		41,700	25,193
Due from Partner	6	72,892	8,648
Prepaids		274	492
Inventories	3	13,395	12,988
		138,186	60,763
Capital Assets, net	4	515,975	430,610
		$654,161	$491,373
LIABILITIES AND PARTNERS' EQUITY			
Current			
Accounts payable and accrued liabilities	5	$ 42,891	$ 45,260
Due to Affiliates	6	975	671
		43,866	45,931
Reclamation Provision		16,372	14,895
Other Liabilities	8	5,286	6,677
		65,524	67,503
Partners' Equity		588,637	423,870
		$654,161	$491,373

AEC OIL SANDS, L.P.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JANUARY 31

($ thousands)

	2000	1999
Operating Activities		
Net earnings	$164,860	$ 65,941
Depreciation	16,278	16,378
Reclamation	1,477	1,257
Other	(1,391)	81
Cash flow from operations	181,224	83,657
Net change in non-cash working capital	(19,065)	(13,922)
	162,159	69,735
Investing Activities		
Capital investment	(101,643)	(72,072)
Increase (Decrease) in Cash Before Financing Activities	60,516	(2,337)
Financing Activities		
Increase in due from partners	(64,244)	(8,797)
Increase in due to affiliates	304	535
Distribution to Partners	(93)	(14)
	(64,033)	(8,276)
Decrease in cash	$ (3,517)	$(10,613)
Cash, beginning of year	13,442	24,055
Cash, end of year	$ 9,925	$ 13,442
Supplemental disclosure of cash flow information		
Interest paid	$ 415	$ 56

AEC OIL SANDS, L.P.
NOTES TO FINANCIAL STATEMENTS
(tabular amounts in $ thousands, unless otherwise indicated)

1. NATURE OF BUSINESS

AEC Oil Sands, L.P. is a partnership of AEC Oil Sands GP Ltd. and Alberta Energy Company Ltd., which was formed on June 1, 1997. On formation, the original partners contributed, at historical values, their respective interests in the Syncrude Joint Venture. The Partnership owns a 13.75% interest in the Syncrude Joint Venture and a 6.0% overriding royalty on an additional 1.25% interest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

Investments in unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Partnership's share of revenues, expenses, assets and liabilities are included in the accounts.

(b) Capital Assets

Capital assets are recorded at cost and amortized using the unit-of-production method based on estimated proven developed reserves.

(c) Inventories

Inventories are valued at the lower of cost or estimated net realizable value.

(d) Provision for Reclamation

Reclamation costs are estimated and recorded over the estimated life of the proven recoverable reserves.

(e) Income Taxes

Income taxes are the responsibility of the individual partners and therefore no income taxes have been recorded in these financial statements.

(f) Cash and Cash Equivalents

Cash and cash equivalents include short term investments with a maturity of three months or less when purchased.

3. INVENTORIES

	As at January 31	
	2000	**1999**
Materials and supplies	$ 13,089	$ 12,696
Finished goods inventory	306	292
	$ 13,395	$ 12,988

AEC OIL SANDS, L.P.
NOTES TO FINANCIAL STATEMENTS (Continued)
(tabular amounts in $ thousands, unless otherwise indicated)

4. CAPITAL ASSETS

	As at January 31	
	2000	1999
Cost	$ 717,664	$ 616,021
Accumulated depreciation	(201,689)	(185,411)
	$ 515,975	$ 430,610

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at January 31	
	2000	1999
Trade accounts payable	$ 10,624	$ 4,111
Accrued liabilities	32,267	36,963
Provision for coker turnaround	–	4,186
	$ 42,891	$ 45,260

6. DUE FROM/TO PARTNERS OR AFFILIATES

The amounts due from/to partners or affiliates are unsecured, non-interest bearing and have no fixed terms of repayment.

7. LONG-TERM DEBT

The Partnership has available a $25.0 million unsecured revolving credit and term loan facility. The facility is fully revolving for 364-day periods with provision for extensions at the option of the lender following notice from the Partnership. If not extended, the facility converts to a non-revolving reducing facility to be repayable in full by the end of five years. Loans are available in Canadian dollars or U.S. equivalent and currently bear interest either at the lender's rates for Canadian prime commercial or U.S. base rate loans, at Bankers' Acceptance rates or at LIBOR plus applicable margins. As at January 31, 2000, no amount is outstanding under this facility.

8. OTHER LIABILITIES

The amount, due to Syncrude Canada Ltd., represents the non-cash components of utility billings to the Syncrude Joint Venture. Syncrude Canada Ltd. pays the cash component and records the non-cash portion as a liability, which, starting April 1, 1999 is being repaid in equal installments until March 31, 2003.

9. FINANCIAL INSTRUMENTS

(a) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments included in the balance sheet approximate their carrying amount due to the short-term maturity of those instruments.

(b) Credit Risk

A substantial portion of the Partnership's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

(tabular amounts in $ thousands, unless otherwise indicated)

10. SUPPLEMENTARY INFORMATION

(a) Employee Benefits

The Syncrude Canada Joint Venture has a defined benefit pension plan. At January 1, 2000 the market value of the Partnership's share of the pension fund assets was $102.7 million (1999 – $88.6 million) and the Partnership's share of accrued pension liability, as estimated by the joint venture's actuaries, was $112.1 million (1999 – $80.0 million).

On January 1, 2000, the Partnership retroactively adopted the Canadian Institute of Chartered Accountants recommendations on accounting for employee future benefits. Amounts were directly charged to Partners' Equity and Accrued Liabilities.

(b) Related Party Transactions

The following table outlines the transactions with affiliates during the year:

	2000	1999
Royalties	$5,432	$3,624
Tariff	$2,743	$3,620
Marketing fees	$ 303	$ 536
Management fees	$ 25	$ 38

The Partnership pays and receives management fees to/from affiliates.

(c) Commitments

The Partnership has entered into a capital commitment for the purposes of expansion at Syncrude. The Partnership's share of the capital commitment is approximately $33.5 million in the next year.

11. UNCERTAINTY DUE TO THE YEAR 2000

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Data-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 issue that may affect the Partnership, including those related to efforts of customers, suppliers, or other third parties, have been fully resolved.

APPENDIX B

PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT

To the Directors of Canadian Oil Sands Limited

We have reviewed as to the compilation only, the accompanying unaudited pro forma consolidated balance sheet of Canadian Oil Sands Trust (the Trust) as at September 30, 2002 and the unaudited pro forma consolidated statements of income for the year ended December 31, 2001 and the nine months ended September 30, 2002, which have been prepared for the inclusion in the prospectus dated February 13, 2003 relating to the sale and issue by the Trust of 10,715,000 subscription receipts. In our opinion, the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of income have been properly compiled to give effect to the proposed transaction and assumptions described in the notes thereto. These statements are the responsibility of the Trust's management.

PricewaterhouseCoopers LLP

Calgary, Alberta
February 13, 2003

Chartered Accountants

CANADIAN OIL SANDS TRUST

CONSOLIDATED PRO FORMA BALANCE SHEET

AS AT SEPTEMBER 30, 2002

(unaudited)
(in thousands)

	Canadian Oil Sands Trust	Pro forma Adjustments	Pro forma
ASSETS			
Current assets:			
Cash and short-term investments	$ 260,451	$ –	$ 260,451
Accounts receivable	91,463	–	91,463
Inventories	27,736	–	27,736
Prepaid expenses	6,357	–	6,357
	386,007	–	386,007
Capital assets, net	1,340,761	1,680,151	3,020,912
Other Assets			
Reclamation trust	12,141	–	12,141
Deferred financing charges, net	10,993	8,900	19,893
	23,134	8,900	32,034
	$1,749,902	$1,689,051	$3,438,953
LIABILITIES AND UNITHOLDERS' EQUITY			
Current liabilities:			
Accounts payable and accrued liabilities	$ 140,981	$ –	$ 140,981
Unit distribution payable	28,734	10,033	38,767
Current portion of other liabilities	4,131	–	4,131
	173,846	10,033	183,879
Other liabilities	16,702	–	16,702
Long-term debt	624,726	410,000	1,034,726
Future reclamation and site restoration costs	31,484	20,186	51,670
Future income tax	–	580,365	580,365
Deferred currency hedging gains	15,239	–	15,239
Preferred shares	4,400	–	4,400
	866,397	1,020,584	1,886,981
Unitholders' equity	883,505	668,467	1,551,972
	$1,749,902	$1,689,051	$3,438,953

CANADIAN OIL SANDS TRUST

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

(unaudited)

(in thousands, except per Unit amounts)

	Canadian Oil Sands Trust	AEC Oil Sands, L.P.	Working Interest Adjustments	Pro forma Adjustments	Pro forma
Revenues:					
Syncrude Sweet Blend	$663,053	$464,817	$(126,768)	$ –	$1,001,102
Interest and other income	9,938	5,599	(5,599)	–	9,938
	672,991	470,416	(132,367)	–	1,011,040
Expenses:					
Operating	344,910	216,565	(59,063)	–	502,412
Crown royalties	52,540	35,585	(10,657)	–	77,468
Administration	12,624	–	–	–	12,624
Interest	28,593	–	–	24,600	53,193
Depletion, depreciation and amortization	62,618	21,217	–	32,295	116,130
Large Corporations Tax	1,852	–	–	3,620	5,472
Future income taxes	–	–	–	(21,956)	(21,956)
Dividends on preferred shares of subsidiaries	420	–	–	–	420
	503,557	273,367	(69,720)	38,559	745,763
Net income for the period	$169,434	$197,049	$ (62,647)	$(38,559)	$ 265,277
Weighted average Trust Units	56,765				76,832
Trust Units, end of period	56,779				76,846
Net income per Trust Unit					
Basic and diluted	$ 2.98				$ 3.45

CANADIAN OIL SANDS TRUST

PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

(unaudited)
(in thousands, except per Unit amounts)

	Canadian Oil Sands Trust	AEC Oil Sands, L.P.	Working Interest Adjustments	Pro forma Adjustments	Pro forma
Revenues:					
Syncrude Sweet Blend	$511,514	$340,913	$(92,976)	$ –	$759,451
Interest and other income	5,312	–	–	–	5,312
	516,826	340,913	(92,976)	–	764,763
Expenses:					
Operating	240,934	161,617	(44,077)	–	358,474
Non-production	8,636	140	(38)	–	8,738
Crown royalties	5,235	7,676	(5,197)	–	7,714
Administration	4,647	–	–	–	4,647
Insurance	4,020	–	–	–	4,020
Interest	36,418	149	(149)	18,450	54,868
Depletion and depreciation	40,005	18,526	–	18,322	76,853
Foreign exchange gain	(635)	–	–	–	(635)
Large Corporations Tax and other	1,952	–	–	2,649	4,601
Future income taxes	–	–	–	(15,092)	(15,092)
Dividends on preferred shares of subsidiaries	247	–	–	–	247
	341,459	188,108	(49,461)	24,329	504,435
Net income for the period	$175,367	$152,805	$(43,515)	$(24,329)	$260,328
Weighted average Trust Units	57,060				77,127
Trust Units, end of period	57,467				77,534
Net income per Trust Unit					
Basic and diluted	$ 3.07				$ 3.38

CANADIAN OIL SANDS TRUST

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements (pro forma statements) of Canadian Oil Sands Trust (the Trust or Canadian Oil Sands) have been prepared by management to give effect to the purchase of an indirect 10% working interest in the Syncrude Joint Venture (the Syncrude interest) from EnCana Corporation. The December 31, 2001 pro forma statement has been prepared from the Trust's audited consolidated financial statements at December 31, 2001 and for the year then ended and from the audited financial statements of AEC Oil Sands, L.P. as at January 31, 2002 and for the year then ended. The September 30, 2002 pro forma statements have been prepared from the Trust's unaudited financial statements as at September 30, 2002 and for the nine months then ended and from AEC Oil Sands, L.P.'s unaudited financial statements for the nine months ended October 31, 2002.

In the opinion of management of the Trust, these pro forma statements include all material adjustments necessary for fair presentation in accordance with generally accepted accounting principles in Canada. The September 30, 2002 pro forma consolidated balance sheet gives effect to the transaction as if the transaction occurred on September 30, 2002. The pro forma consolidated statements of income give effect to the transaction as if it occurred on January 1, 2001.

The pro forma consolidated financial statements may not be indicative of the results of operations of the Trust which will be obtained upon completion of the arrangements.

The pro forma statements should be read in conjunction with the published consolidated financial statements of Canadian Oil Sands Trust which are incorporated by reference in the prospectus.

2. ACQUISITION OF THE SYNCRUDE INTEREST

On February 3, 2003 Canadian Oil Sands entered into an acquisition agreement with EnCana Corporation to acquire an indirect 10% working interest in the Syncrude Joint Venture for approximately $1.07 billion, which is subject to certain working capital adjustments. Included in the acquisition agreement is an option to purchase EnCana's remaining 3.75% interest in the Syncrude Joint Venture and a 6% gross overriding royalty before December 31, 2003. The royalty would entitle the Trust to receive 6% of gross revenue attributable to certain specified Syncrude leases payable by the holder of the 3.75% interest and by another independent oil and gas company which holds a 1.25% interest in the Syncrude Joint Venture.

The acquisition of the 10% working interest has been accounted for as a purchase of assets in accordance with Canadian generally accepted accounting principles. Acquisition costs are estimated at approximately $9.6 million. Canadian Oil Sands allocated the purchase price, including acquisition costs, as follows:

Net assets acquired and liabilities assumed (in thousands of dollars)

Property, plant and equipment	$1,680,151
Future reclamation and site restoration costs	(20,186)
Future income taxes	(580,365)
	$1,079,600

Consideration

Cash	$1,070,000
Costs associated with acquisition	9,600
	$1,079,600

The purchase price allocation is a preliminary estimate and is subject to change based on actual information at the time of closing the acquisition.

CANADIAN OIL SANDS TRUST

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(unaudited)

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

(a) The pro forma consolidated balance sheet has been prepared as if the acquisition took place September 30, 2002. The pro forma consolidated statements of income have been prepared as if the acquisition took place January 1, 2001.

(b) It is assumed that Canadian Oil Sands will finance the estimated $1.07 billion purchase price through an equity issue of approximately $700 million and bank debt of approximately $370 million. Costs of issuing Trust Units are estimated at $21.5 million, debt financing costs are estimated at $8.9 million, and costs of acquisition are estimated at $9.6 million. The total of these estimated costs are $40.0 million and will be financed with bank debt, resulting in total new bank debt of approximately $410 million. It has been assumed that the debt is not repayable within 365 days.

(c) Crown royalties expense has been adjusted to reflect the crown royalties rates incurred by Canadian Oil Sands in 2001 and 2002.

(d) Interest expense on the credit facilities utilized has been calculated at 6%.

(e) Depletion and depreciation expense has been adjusted to reflect the increase in property, plant and equipment.

(f) The provision for site restoration included in pro forma depreciation and depletion expense has been calculated at a rate of $0.17 per barrel of production.

(g) Large Corporations Tax has been calculated at 0.225% of the increase in the taxable capital base.

(h) The future income taxes recovery has been adjusted to reflect the impact of the increased depreciation and depletion expense at the maximum statutory tax rate of 42.12%.

(i) The issue of the Trust Units was assumed to have taken place January 1, 2001 for purposes of calculating the net income per Trust Unit amounts, but September 30, 2002 for purposes of calculating the distribution payable. The Trust Units would have been eligible to participate in the third quarter distribution of $0.50 per Trust Unit as they were outstanding as of the November 4, 2002 record date.

(j) The December 31, 2001 audited consolidated statement of income of Canadian Oil Sands Trust does not reflect the retroactive change in accounting policy that was effective January 1, 2002 with regards to foreign currency exchange gains and losses. The impact on the statement of income would have been a decrease to net income of $23.1 million, comprised of a decrease to interest and other income of $1.7 million, a decrease to depletion, depreciation and amortization expense of $2.2 million and an increase to foreign exchange loss of $23.6 million. There would have been no impact on the statement of income of AEC Oil Sands, L.P.

(k) The AEC Oil Sands, L.P. statements of income represent a 13.75% working interest in the Syncrude Joint Venture less a 6% gross overriding royalty on revenues relating to certain specified Syncrude leases relating to an indirect 3.75% interest in Syncrude. Canadian Oil Sands is acquiring a 10% working interest, and therefore, an adjustment has been made to reflect the AEC Oil Sands, L.P. results as a 10% working interest.

(l) Working capital acquired was assumed to be nil.

(m) Certain of AEC Oil Sands, L.P. statement of income figures have been reclassified to conform to the presentation adopted by Canadian Oil Sands Trust.

CERTIFICATE OF THE TRUST

Dated: February 13, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CANADIAN OIL SANDS TRUST

By: Canadian Oil Sands Limited

(Signed) MARCEL R. COUTU
Chief Executive Officer and
Chief Financial Officer

On behalf of the Board of Directors of Canadian Oil Sands Limited

(Signed) C.E. (CHUCK) SHULTZ Director	(Signed) WESLEY R. TWISS Director

CERTIFICATE OF THE UNDERWRITERS

Dated: February 13, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.

By: (Signed) BRENDA A. MASON

MERRILL LYNCH CANADA INC.

By: (Signed) DREW M. ROSS

RBC DOMINION SECURITIES INC.

By: (Signed) GORDON M. RITCHIE

BMO NESBITT BURNS INC.

By: (Signed) R. BRADLEY HURTUBISE

SCOTIA CAPITAL INC.

By: (Signed) MARK HERMAN

NATIONAL BANK FINANCIAL INC.

By: (Signed) L. TREVOR ANDERSON

TD SECURITIES INC.

By: (Signed) ROBERT J. MASON

CANACCORD CAPITAL CORPORATION

By: (Signed)
J. RODERICK MATHESON

FIRSTENERGY CAPITAL CORP.

By: (Signed)
JOHN S. CHAMBERS

PETERS & CO. LIMITED

By: (Signed)
CHRISTOPHER S. POTTER

RAYMOND JAMES LTD.

By: (Signed) NAVEEN DARGAN



NEWS RELEASE
For immediate release

Canadian Oil Sands completes acquisition of 10 per cent Syncrude interest

Calgary, February 28, 2003 (TSX -- COS.UN) — Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") is pleased to announce that Canadian Oil Sands Limited, a wholly-owned subsidiary of the Trust, has closed its previously announced acquisition of a 10 per cent interest in the Syncrude Joint Venture from EnCana Corporation for approximately Cdn $1.07 billion.

"Our acquisition of an additional 10 per cent interest in Syncrude created value for our unitholders by being accretive to cash flow, earnings and net asset value on a per trust unit basis," said Marcel Coutu, Canadian Oil Sands' President and Chief Executive Officer. "We are now the largest owner in the Syncrude Joint Venture, holding nearly one-third of this growing, world class energy asset."

Canadian Oil Sands financed the acquisition with 68 per cent equity and 32 per cent debt, which is slightly more conservative than the Trust's capital structure prior to the transaction. This capital structure is expected to support the Trust's ability to fund the Stage 3 expansion while maintaining stable distributions. Approximately Cdn $431 million of the equity financing was raised through the issuance of approximately 12.3 million trust units by way of a public offering of subscription receipts, which closed on February 27. The remainder of the equity was financed through a private placement of trust units with a large institutional investor for approximately Cdn $325 million. The balance of the purchase price was financed with senior bank debt of approximately Cdn $350 million.

Canadian Oil Sands also obtained an option to purchase, under similar terms and conditions, EnCana's remaining 3.75 per cent interest in Syncrude until December 31, 2003. Concurrent with the exercise of this purchase option, the Trust would purchase from EnCana a six per cent gross overriding royalty on the 3.75 per cent working interest in certain of the leases as well as a six per cent gross overriding royalty on another 1.25 per cent indirect Syncrude interest in certain leases held by a third party independent oil and gas company.

- more -

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 31.74 per cent working interest in the Syncrude Joint Venture. The Trust is managed by Canadian Oil Sands Limited and currently has approximately 80 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the accretive nature of the transaction, the impact of the acquisition on distribution levels and funding for the Stage 3 expansion. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; commodity prices; competition; the ability to obtain financing, imprecision in estimating future production capacity; and the timing, costs and level of production; changes in regulation, including environmental; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

– 30 –

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

FORM 27

CANADIAN OIL SANDS TRUST

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia)
Section 146(1) of the *Securities Act* (Alberta)
Section 84(1) of *The Securities Act* 1988 (Saskatchewan)
Section 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Québec)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of *The Securities Act* (Newfoundland and Labrador)
And similar provisions of other provincial and territorial securities legislation

Item 1 Reporting Issuer:

Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands")
2500 First Canadian Centre
350-7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Item 2 Date of Material Change:

February 28, 2003

Item 3 Press Release:

The Trust issued a press release on February 28, 2003 (through Canada NewsWire) at Calgary, Alberta, which release disclosed the nature and substance of the material change. A copy of such press release is attached hereto as Schedule "A".

Item 4 Summary of Material Change:

On February 28, 2003, Canadian Oil Sands Limited ("COSL"), as the manager of the Trust, completed the acquisition of an additional 10% working interest in Syncrude from EnCana Corporation ("EnCana").

Item 5 Full Description of Material Change:

On February 28, 2003, COSL, as manager of the Trust, announced that it had completed the previously announced acquisition of an additional 10% interest in the Syncrude Joint Venture from EnCana for approximately C$1.07 billion. The Trust financed the acquisition through the issuance of approximately 12.3 million trust units by way of a public offering of subscription receipts, which closed on

February 27, 2003, and the issuance of approximately 9.3 million trust units through a private placement with a large institutional investor. The remainder of the purchase price was financed by COSL drawing C$350 million under a senior bank credit facility. The financing, which was 68% equity and 32% debt, is slightly more conservative than the Trust's capital structure prior to the transaction.

The Trust continues to have an option to purchase prior to December 31, 2003, under similar terms and conditions, EnCana's remaining 3.75% interest in the Syncrude joint venture. Concurrent with the exercise of such option, the Trust would purchase from EnCana a 6% gross overriding royalty on this 3.75% working interest as well as a 6% gross overriding royalty on another 1.25% working interest in respect of certain leases in the Syncrude joint venture that are held by a third party independent oil and gas company (collectively, the "Remaining Interest"). In addition, EnCana has agreed that, for a period of 60 days immediately following February 28, 2003, EnCana will not do anything in furtherance of the disposition of the Remaining Interest to a third party. Following such 60-day period, Canadian Oil Sands will have, in addition to the option, a right of first refusal which expires on December 31, 2003 in respect of the Remaining Interest.

Item 6 Reliance on Provisions Permitting the Filing of the Material Change Report on a Confidential Basis:

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 Senior Officer:

Marcel R. Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, the manager of the Trust, is a senior officer knowledgeable about the material change and may be reached at (403) 218-6222.

Item 9 Statement of Senior Officer:

The foregoing accurately discloses the material changes referred to herein.

DATED at Calgary, Alberta, this 10th day of March, 2003.

CANADIAN OIL SANDS TRUST,
by its manager,
CANADIAN OIL SANDS LIMITED

Per: *(signed) "Trudy M. Curran"*
Trudy M. Curran
General Counsel and Corporate Secretary

IT IS AN OFFENSE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THE SECURITIES REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE "A"


Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands completes acquisition of 10 per cent Syncrude interest

Calgary, February 28, 2003 (TSX -- COS.UN) — Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") is pleased to announce that Canadian Oil Sands Limited, a wholly-owned subsidiary of the Trust, has closed its previously announced acquisition of a 10 per cent interest in the Syncrude Joint Venture from EnCana Corporation for approximately Cdn $1.07 billion.

"Our acquisition of an additional 10 per cent interest in Syncrude created value for our unitholders by being accretive to cash flow, earnings and net asset value on a per trust unit basis," said Marcel Coutu, Canadian Oil Sands' President and Chief Executive Officer. "We are now the largest owner in the Syncrude Joint Venture, holding nearly one-third of this growing, world class energy asset."

Canadian Oil Sands financed the acquisition with 68 per cent equity and 32 per cent debt, which is slightly more conservative than the Trust's capital structure prior to the transaction. This capital structure is expected to support the Trust's ability to fund the Stage 3 expansion while maintaining stable distributions. Approximately Cdn $431 million of the equity financing was raised through the issuance of approximately 12.3 million trust units by way of a public offering of subscription receipts, which closed on February 27. The remainder of the equity was financed through a private placement of trust units with a large institutional investor for approximately Cdn $325 million. The balance of the purchase price was financed with senior bank debt of approximately Cdn $350 million.

Canadian Oil Sands also obtained an option to purchase, under similar terms and conditions, EnCana's remaining 3.75 per cent interest in Syncrude until December 31, 2003. Concurrent with the exercise of this purchase option, the Trust would purchase from EnCana a six per cent gross overriding royalty on the 3.75 per cent working interest in certain of the leases as well as a six per cent gross overriding royalty on another 1.25 per cent indirect Syncrude interest in certain leases held by a third party independent oil and gas company.

- more -

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 31.74 per cent working interest in the Syncrude Joint Venture. The Trust is managed by Canadian Oil Sands Limited and currently has approximately 80 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the accretive nature of the transaction, the impact of the acquisition on distribution levels and funding for the Stage 3 expansion. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; commodity prices; competition; the ability to obtain financing, imprecision in estimating future production capacity; and the timing, costs and level of production; changes in regulation, including environmental; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

- 30 –

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com


Canadian Oil Sands

Annual and Special Meeting of Unitholders
to be held on April 22, 2003

NOTICE OF MEETING
and
MANAGEMENT PROXY CIRCULAR

March 10, 2003

CANADIAN OIL SANDS TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

to be held on Tuesday, April 22, 2003

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the holders of trust units of Canadian Oil Sands Trust (the "Trust") will be held in the Glenview Room, TELUS Convention Centre, 120 - 9th Avenue S.E., Calgary, Alberta on Tuesday, April 22, 2003, at 2:30 p.m. (Calgary time) for the following purposes:

1. to receive the financial statements of the Trust for the year ended December 31, 2002, together with the auditor's report thereon;

2. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of Canadian Oil Sands Limited ("COSL") and to direct the Trustee to vote the common shares of COSL so as to appoint PricewaterhouseCoopers LLP as the auditor of COSL for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof;

3. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof;

4. to consider the Trustee's nominees for election as directors of COSL for the ensuing year, and to direct the Trustee to vote the common shares of COSL so as to elect all such nominees as directors of COSL and to fill any vacancies among the directors of COSL that may arise between the Meeting and the first meeting of Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by COSL;

5. to consider, and if deemed appropriate, to pass with or without variation, a special resolution approving and authorizing amendments to the Trust Indenture to reduce the quorum required to pass special resolutions from "20%" to "10%" (the "Quorum Amendment"), as more fully described and set forth in the accompanying Management Proxy Circular;

6. to consider, and if deemed appropriate, to pass with or without variation, a special resolution approving and authorizing amendments to the Trust Indenture to allow Unitholders to attend, and to vote at, meetings of Unitholders by telephonic, electronic or other communication facility (the "Electronic Voting Amendment"), as more fully described and set forth in the accompanying Management Proxy Circular;

7. to consider and, if deemed appropriate, to pass, with or without variation, a special resolution approving and authorizing amendments to the Trust Indenture to allow the issuance by the Trust of convertible securities (the "Convertible Securities Amendment"), as more fully described and set forth in the accompanying Management Proxy Circular; and

8. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

DATED at Calgary, Alberta on March 10, 2003.

By Order of the Directors of Canadian Oil Sands Limited on behalf of Canadian Oil Sands Trust

(Signed)
TRUDY M. CURRAN
General Counsel and Corporate Secretary

Unitholders are referred to the accompanying Management Proxy Circular dated March 10, 2003 for more detailed information regarding the matters to be considered at the Meeting.

Only persons registered as holders of trust units on the records of the Trust as of the close of business on March 12, 2003 are entitled to receive notice of, and to vote or act at, the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to, or deposit it with, the Trustee of the Trust, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). **In order to be valid and acted upon at the Meeting, forms of proxy must be received by Computershare Trust Company of Canada not less than twenty four (24) hours before the time set for the holding of the Meeting or any adjournment thereof.**

TABLE OF CONTENTS

CANADIAN OIL SANDS TRUST

2500 First Canadian Centre
350 -7th Avenue S.W.
Calgary, Alberta
T2P 3N9

MANAGEMENT PROXY CIRCULAR

Relating to the Annual and Special Meeting of Unitholders
to be held on Tuesday, April 22, 2003

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Proxy Circular is furnished in connection with the solicitation of proxies on behalf of Computershare Trust Company of Canada (the "Trustee") by the management ("Management") of Canadian Oil Sands Limited ("COSL") pursuant to the terms of the Management Agreement dated July 5, 2001 between Canadian Oil Sands Trust (the "Trust") and COSL, as successor by way of amalgamation to Canadian Oil Sands Investments Inc. and Athabasca Oil Sands Investments Inc. (the "Former Managers") for use at the Annual and Special Meeting (the "Meeting") of the holders (the "Unitholders") of trust units ("Units") of the Trust to be held on Tuesday, April 22, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Unitholders (the "Notice of Meeting"), and at any adjournment thereof. In order to be voted at the Meeting or any adjournment thereof, proxies must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department), not less than twenty-four (24) hours before the Meeting or adjournment.

Costs and Manner of Solicitation

Proxies in the enclosed form are solicited by Management. Solicitation of proxies will be primarily by mail, but directors, officers and employees of COSL may, without special compensation, solicit proxies in person or by telephone, facsimile or other form of electronic communication. The Trust has also retained Valiant Trust Company to act as proxy solicitation and information agent to assist in the solicitation of proxies for the Meeting, for a fee of $25,000 plus reimbursement of certain out-of-pocket expenses. The cost of this solicitation of proxies and the preparation and mailing of this Management Proxy Circular will be borne by the Trust.

APPOINTMENT AND REVOCATION OF PROXY

Appointment of Proxy

Unitholders who wish to have their Units voted at the Meeting by proxy must submit a properly completed instrument of proxy to the Trustee, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). In order to be valid and acted upon at the Meeting, a properly completed instrument of proxy must be received by the Trustee not less than twenty-four (24) hours before the time set for the holding of the Meeting or any adjournment thereof.

Only Unitholders of record as of the close of business on March 12, 2003 (the "Record Date") are entitled to receive notice of, and to vote or act at, the Meeting or any adjournment thereof. No person who becomes a Unitholder after the Record Date will be entitled to vote at the Meeting or any adjournment thereof.

A document appointing a proxy must be in writing and be executed by the Unitholder or by his or her attorney duly authorized in writing or, if the Unitholder is a corporation, under its corporate seal by a duly authorized officer or attorney thereof. An instrument of proxy signed by a person acting as attorney or in some other representative capacity should expressly reflect such capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing his or her qualification and authority to so act.

The persons designated in the enclosed form of proxy furnished by Management are directors and officers of COSL. A Unitholder entitled to vote at the Meeting may appoint a person other than those named in the enclosed form of proxy to attend and act for and on behalf of such Unitholder at the Meeting or any adjournment thereof. To exercise this right, the Unitholder must insert the name of the desired representative (who need not be a Unitholder) in the blank space provided in the enclosed form of proxy and submit such form in the manner described above, or submit another appropriate instrument of proxy.

Revocation of Proxy

A Unitholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof by depositing an instrument in writing executed by the Unitholder or his or her attorney or authorized agent, either with Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or adjournment prior to the commencement thereof, and upon either of such deposits, the proxy is revoked. A Unitholder may also revoke a previously given proxy by personally attending the Meeting and voting his or her Units in person, or in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

On any ballot taken at the Meeting, the nominees named in the enclosed form of proxy will vote or withhold from voting the Units in respect of which they have been appointed nominee in accordance with the directions of the Unitholders appointing them. In the absence of such direction, the Units represented by valid instruments of proxy executed in favour of the Management designees and deposited in the manner described above will be voted "FOR" all matters identified in the Notice of Meeting.

The enclosed form of proxy confers on the nominees named therein discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Meeting, and as to any other matters that may properly come before the Meeting or any adjournment thereof. At the time of mailing of this Management Proxy Circular, neither the Trustee nor Management knows of any such amendments, variations or other matter.

Advice to Beneficial Holders of Units

The information set forth in this section is very important to persons who hold Units otherwise than in their own names. Persons who hold their Units through their brokers, financial institutions, trustees, nominees or other intermediaries or who otherwise do not hold their Units in their own names (referred to in this section as "Beneficial Holders") should note that only proxies deposited by persons whose names appear on the records of the Trust as the registered holders of Units will be recognized and acted upon at the Meeting.

Units that are listed in an account statement provided to a Unitholder by a broker are probably not registered in the Unitholder's own name on the records of the Trust. Such Units are more likely to be registered in the name of the Unitholder's broker or an agent of that broker. In Canada, most such Units are registered in the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Units held by brokers or other intermediaries on behalf of a Beneficial Holder can only be voted (for or against resolutions) at the direction of such Beneficial Holder. Without specific instructions, brokers and other intermediaries are prohibited from voting Units for their clients. Beneficial Holders should therefore ensure that instructions regarding the voting of their Units are communicated to the appropriate person by the appropriate time.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of Unitholder meetings. Each broker or other intermediary has its own mailing procedures and provides its own return instructions to clients. Beneficial Holders should carefully follow these procedures and instructions to ensure that their Units are voted at the Meeting. In some cases, the form of proxy or voting instruction form provided to a Beneficial Holder by or on behalf of his or her broker or other intermediary is very similar, even identical, to the enclosed form of proxy being solicited by Management. The purpose of the form of proxy or voting instruction form provided by or on behalf of a broker or other intermediary, however, is limited to instructing the registered holder (the broker or other intermediary, or an agent thereof) how to

vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining voting instructions from clients to ADP Investor Communications ("IICC"). IICC typically supplies voting instruction forms, mails those forms to Beneficial Holders and asks Beneficial Holders to return the forms to IICC or follow specified telephone or internet-based voting procedures. IICC then tabulates the results of all instructions received and provides appropriate instructions regarding the voting of Units to be represented at the Meeting. **A Beneficial Holder who receives a voting instruction form from IICC cannot use that form to vote his or her Units directly at the Meeting, but must instead return the voting instruction form to IICC or complete the telephone or internet-based voting procedures well in advance of the Meeting to have such Units voted at the Meeting on his or her behalf.**

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Units in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Units as proxyholder for the registered holder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

BACKGROUND INFORMATION ON THE TRUST AND ITS SUBSIDIARIES

Under the Amended and Restated Trust Indenture dated as of July 5, 2001 between the Trustee and the Former Managers (the "Original Indenture"), as amended by a First Supplemental Indenture dated as of August 7, 2001 (the Original Indenture, as amended, being hereinafter referred to as the "Trust Indenture"), and in accordance with the Management Agreement between the Trust and the Former Managers dated as of July 5, 2001 (the "Management Agreement"), the Former Managers were appointed "Manager" of the Trust, with broad discretion to administer and manage the day-to-day operations of the Trust, including the solicitation of proxies on behalf of the Trustee. On January 1, 2003, the wholly-owned direct subsidiary of the Trust, also known as Canadian Oil Sands Limited, was amalgamated with the Former Managers, Athabasca Oil Sands Investments Inc. ("AOSII") and Canadian Oil Sands Investments Inc. ("COSII") to form COSL. As a result of such amalgamation, all of the assets and obligations of the Former Managers have become the assets and obligations of COSL and COSL now manages the Trust pursuant to the terms of the Trust Indenture and the Management Agreement. As the successor by way of amalgamation to AOSII and COSII, COSL pays the 99% Royalties on its combined 21.74% interest in the Syncrude joint venture to the Trust that were formerly paid by AOSII and COSII.

As part of the Trust's acquisition of an additional 10% interest in the Syncrude joint venture, the Trust owns all of the ordinary units of Canadian Oil Sands Commercial Trust ("CT"), which directly holds a 9.5% working interest in Syncrude and a number company that holds 0.5% working interest in Syncrude. Pursuant to a management agreement, COSL acts as manager for CT. Subject to receipt of a favourable tax opinion or ruling from Canada Customs and Revenue Agency, the Trust plans to wind up the number company and then transfer the 10% working interest from CT to COSL while reserving a royalty on this 10% interest payable to CT. CT in turn would make distributions to the Trust. Set out below is the current and proposed structure of the Trust and its subsidiaries.

Structure Prior to CCRA Tax Ruling


Public Unitholders
Trust Units
Trust
Trust Royalties
CT Ordinary Units (100%)
Common Shares (100%)
CT Special Units (100%)
Canadian Oil Sands Limited
Commercial Trust
Common Shares (100%)
9.5% Working Interest
21.74% Working Interest
Numbered Alberta Company
0.5% Working Interest
Syncrude Joint Venture

Ultimate Structure – Subject to CCRA Tax Ruling or Opinion


Public Unitholders
Trust Units
Trust
CT Ordinary Units (100%)
Common Shares (100%)
Trust Royalties
Commercial Trust
CT Special Units (100%)
Canadian Oil Sands Limited
Trust Royalty
31.74% Working Interest
Syncrude Joint Venture

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Each Unit entitles the holder thereof to one vote on all matters to come before the Meeting. Only Unitholders of record as of the close of business on March 12, 2003 (the "Record Date") are entitled to receive notice of the Meeting. As at the date hereof, there are 79,538,258 Units issued and outstanding.

A Unitholder of record on the Record Date will be entitled to vote at the Meeting or any adjournment thereof on the basis of one vote for each Unit shown opposite his or her name on the Trust's register of Unitholders even if such Unitholder disposes of his or her Units after the Record Date. No person who becomes a Unitholder after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

The Trustee, on behalf of the Trust, holds all of the issued and outstanding common shares of COSL (the "COSL Shares"). There are no other shares of COSL issued and outstanding.

To the knowledge of the Trustee, COSL, and the directors and senior officers thereof: (a) no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Units other than funds managed by Capital Research and Management Company which funds collectively hold 11,587,518 Units (or approximately 15% of the issued and outstanding Units) as at the date hereof; and (b) CDS & Co., a Canadian depository for securities, is the only other entity shown on the Trust's register of Unitholders to be the registered holder of more than 10% of the outstanding Units. As at March 7, 2003, to the knowledge of the Trustee and COSL, the directors and senior officers of COSL hold, in the aggregate, 63,195 Units, representing less than 1% of the outstanding Units.

ELECTION OF DIRECTORS

Board Composition

COSL currently has a board of directors (the "Board of Directors") consisting of eight (8) members. The Trustee, as the direct holder of all of the COSL Shares, is the only party entitled to directly cast votes for the election of directors.

Nominees

The eight (8) individuals identified in the table below (the "Nominees") are proposed by the Trustee, on behalf of the Trust, for election as directors of COSL, to serve until the next annual meeting of the shareholders of COSL or until their successors are duly elected or appointed. If any vacancies occur in the slate of such Nominees because any Nominee is unable or not willing to serve, the discretionary authority conferred by the enclosed form of proxy will be exercised to grant approval to the Trustee to vote the COSL Shares for the election as director of such

other person or persons as may be nominated by the Trustee. In this regard, the Trustee will nominate such person or persons as may be selected by COSL.

The names of the Nominees, their municipalities of residence, their current principal occupations, the year in which each first became a director of COSL or one of its predecessor companies, and the number of Units beneficially owned or over which control or direction is exercised by each such Nominee as at March 7, 2003, are as follows:

Name and Municipality of Residence	**Year First Became a Director**	**Current Principal Occupation**	**Number of Units Beneficially Owned or over which Control or Discretion is Exercised as at March 7, 2003**
MARCEL R. COUTU Springbank, Alberta	2001	President and Chief Executive Officer, Canadian Oil Sands Limited	15,464 (1)
E. SUSAN EVANS, Q.C. (2)(3) Calgary, Alberta	1997	Corporate Director	4,815
THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI(2) Vegreville, Alberta	2002	Corporate Director and Business Consultant	2,676
WAYNE M. NEWHOUSE (2) Calgary, Alberta	1996	President, Morgas Ltd. (oil and gas production)	10,200
WALTER B. O'DONOGHUE, Q.C. (3) Calgary, Alberta	1995	Counsel, Bennett Jones LLP (law firm)	3,200
C.E. (CHUCK) SHULTZ Calgary, Alberta	1996	Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)	21,000
WESLEY R. TWISS (2) Calgary, Alberta	2001	Corporate Director	2,000(4)
JOHN B. ZAOZIRNY, Q.C. (3) Calgary, Alberta	1996	Counsel, McCarthy Tétrault LLP (law firm)	3,000

Notes:

(1) Includes 300 Units over which Mr. Coutu exercises control or direction.

(2) Member of the Audit Committee.

(3) Member of the Corporate Governance and Compensation Committee.

(4) Includes 1000 Units over which Mr. Twiss exercises control or direction.

Each of the Nominees has been engaged in the occupation set forth in the above table or similar occupations with the same employer for the last five years except: Mr. Coutu (who was Senior Vice President and Chief Financial Officer of Gulf Canada Resources Limited from May 1999 to July 2001, and prior to that was Director, Finance, Vice President, Finance and, subsequently, Senior Vice President, International of TransCanada Pipelines Limited); Mr. Twiss (who was Executive Vice President and Chief Financial Officer of PanCanadian Energy Corporation from January 2000 to April 2002, and prior to that was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 to January 2000; and Mr. Newhouse (who was President of Newhouse Resource Management Limited from February 1995 to June 2001).

Unless otherwise directed by the Unitholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting to direct the Trustee to vote the COSL Shares so as to elect as directors of COSL all of the Nominees identified above, and to fill any vacancies among the directors of COSL that may arise between the Meeting and the first meeting of the Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by COSL.

Board Committees

The Board of Directors has an Audit Committee and, in early 2002, established a Corporate Governance and Compensation Committee. The Audit Committee is comprised of E. Susan Evans, Wayne M. Newhouse, Wesley R. Twiss and The Right Honourable Donald F. Mazankowski. The Corporate Governance and Compensation Committee is comprised of E. Susan Evans, Walter B. O'Donoghue, and John B. Zaozirny. The Board of Directors does not have an Executive Committee.

APPOINTMENT OF AUDITOR

Management proposes to nominate PricewaterhouseCoopers LLP, Chartered Accountants, for appointment as the auditor of the Trust and COSL for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof. PricewaterhouseCoopers LLP was first appointed on April 19, 1996 as the auditor of a predecessor of the Trust, also named Canadian Oil Sands Trust, and was appointed as the auditor of the Trust and each of the Former Managers in July 2001 and of Canadian Oil Sands Limited in August 2001.

Unless otherwise directed by the Unitholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting to: (a) approve the reappointment of PricewaterhouseCoopers LLP as the auditor of Trust; and (b) direct the Trustee to vote the COSL Shares in favour of the appointment of PricewaterhouseCoopers LLP as the auditor of COSL for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

FINANCIAL STATEMENTS

The annual financial statements of the Trust for the fiscal year ended December 31, 2002, together with the auditors' report thereon, are being concurrently sent to Unitholders with this Management Proxy Circular. No formal action will be taken at the Meeting to approve the financial statements, the requirements of the Trust Indenture having been satisfied by their advance circulation to Unitholders. If any Shareholders have questions regarding such financial statements, such questions may be brought forward at the Meeting.

SPECIAL MATTERS TO BE CONSIDERED AT THE MEETING

AMENDMENTS TO TRUST INDENTURE

A. Reducing the Quorum for Special Resolutions

The Trust Indenture currently provides that the quorum requirement for meetings of Unitholders at which no Special Resolution (as defined herein) is to be considered is two or more individuals present in person either holding personally or representing as proxies not less than 2% of the outstanding Units.

The Trust Indenture also provides that the quorum for a meeting of Unitholders at which a Special Resolution is to be considered consists of two or more holders of at least 20% of the aggregate number of Trust Units then outstanding, present in person or by proxy. Failure to achieve a quorum at any such meeting of Unitholders will require an adjournment to another date not less than 21 nor more than 60 days later. The Trustee and Management believe that the current quorum requirement for passing a Special Resolution is no longer appropriate having regard to (i) the fact that the Trust is a widely held public entity, (ii) the practice of the majority of the Trust's peers, which have a much lower quorum threshold for special matters, and (iii) most public trusts and

corporations, which have a threshold of 10% or less. Accordingly, Management recommends that two or more holders of at least 10% of the aggregate number of Units then outstanding, present in person or by proxy, should constitute a quorum for the purpose of considering a Special Resolution. The Board of Directors believes that the proposed reduction in the quorum will not prejudice Unitholders, who will continue to receive appropriate notice and information in advance of any special meeting of Unitholders, but will ensure that the Trust is able to expeditiously deal with matters requiring a Special Resolution, which are properly brought before Unitholders. The Board of Directors is not aware, at this time, of any such matters other than those set forth in this Management Proxy Circular which would be brought before the Unitholders.

Section 10.6 of the Trust Indenture presently reads as follows:

"10.6 Meaning of "Special Resolution"

(a) The expression "Special Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least 20% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

(b) If, at any such meeting, the holders of 20% of the aggregate number of Trust Units outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 10.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Unitholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (a) of this Section shall be a Special Resolution with the meaning of this Indenture, notwithstanding that the holders of less than 20% of the aggregate number of Trust Units then outstanding are present in person or by proxy at such adjourned meeting.

(c) Votes on any Special Resolution shall always be given on a poll and no demand for a poll on any Special Resolution shall be necessary."

Pursuant to the proposed amendments, all references to "20%" in such provisions will be replaced with "10%".

The foregoing amendments to the Trust Indenture to reduce the quorum for Special Resolutions (as defined therein) are subject to the approval of the Unitholders. Unitholders will therefore be asked at the Meeting to consider and, if thought appropriate, approve the amendments to the Trust Indenture by passing the special resolution which is in the form set forth in paragraph A of Appendix I hereto.

To be approved, the special resolution must be passed by the affirmative votes of the holders of not less than 66 ⅔ % of the Units represented at the Meeting and voted on a poll upon such special resolution.

The Board of Directors recommends that Unitholders vote FOR approval of the special resolution approving the amendment of the Trust Indenture as described above. **The persons named in the enclosed form of proxy intend to vote FOR approval of such special resolution at the Meeting unless otherwise directed by the Unitholders appointing them.**

B. Allowing Electronic Voting by Unitholders

The Trust Indenture is presently silent as to participation by Unitholders in meetings of Unitholders by electronic means. Management is of the view that it is desirable to amend the Trust Indenture to specifically permit Unitholders to attend, and to vote at, meetings of Unitholders by telephonic, electronic or other communication facility to the extent available to ensure maximum participation by Unitholders in a manner that makes it convenient and accessible for them.

Pursuant to the proposed amendments, the following changes will be made to the Trust Indenture:

(a) The following provision shall be inserted between Sections 10.1 and 10.2 of the Trust Indenture:

"10.1A Participation By Electronic Means

Any person entitled to attend a meeting of Unitholders shall be entitled to attend the meeting by means of a telephonic, electronic or other communication facility, provided that the chairman is satisfied that all Unitholders will be able to communicate adequately with each other during such meeting. For greater certainty, a meeting of Unitholders may be held entirely by telephonic, electronic or other communication facility provided that the foregoing requirement is met. Any person participating in a meeting by telephonic, electronic or other communication facility shall be deemed to be present at the meeting for all purposes."

(b) The first sentence of Section 10.2, "Notice of Meetings" presently reads as follows:

"Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder at his registered address, mailed at least twenty-one (21) days and not more than fifty (50) days before the meeting."

Pursuant to the proposed amendments, that sentence will be replaced with the following:

"Notice of all meetings of Unitholders shall be given in accordance with Section 14.1 of this Indenture, sent at least twenty-one (21) days and not more than fifty (50) days before the meeting."

(c) Section 14.1 of the Trust Indenture presently reads as follows:

"14.1 Notices

Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail, the National Post or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted."

Pursuant to the proposed amendments, Section 14.1 of the Indenture will be replaced with the following:

"14.1 Notices

Any notice required to be given or sent under this Indenture to Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his or her last address appearing on the register or in any other manner from time to time permitted by Canadian securities legislation including, without limitation, internet based or other electronic communication; provided that if there is a general discontinuance of regular postal service due to strike, lockout or otherwise, notice may also be given by publication twice in the National Edition of The Globe and Mail, the National Post or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then such notice may be given by publishing twice in a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or sent or, in the case of notice given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or other document was properly addressed, stamped and posted."

(d) The following provision shall be inserted between Sections 10.4 and 10.5 of the Trust Indenture:

"10.4A Voting by Electronic Means

Notwithstanding any other provision contained in this Indenture, any person participating in a meeting of Unitholders by means of a telephonic, electronic or other communication facility and entitled to vote at that meeting may vote by means of the telephonic, electronic or other communication facility that the Trust has made available for that purpose, provided that such facility:

(a) enables the votes to be gathered in a manner that permits their subsequent verification; and

(b) permits the tallied votes to be presented to the Trust without it being possible for the Trust to identify how each Unitholder or group of Unitholders voted."

The foregoing amendments to the Trust Indenture to allow electronic voting by Unitholders are subject to the approval of the Unitholders. Unitholders will therefore be asked at the Meeting to consider and, if thought appropriate, approve the amendments to the Trust Indenture by passing the special resolution set forth in paragraph B of Appendix I hereto.

To be approved, the special resolution must be passed by the affirmative votes of the holders of not less than 66 ⅔ % of the Units represented at the Meeting and voted on a poll upon such special resolution.

The Board of Directors recommends that Unitholders vote FOR approval of the special resolution approving the amendment of the Trust Indenture as described above. **The persons named in the enclosed form of proxy intend to vote FOR approval of such special resolution at the Meeting unless otherwise directed by the Unitholders appointing them.**

C. Allowing the Issuance of Convertible Securities

The Trust Indenture presently provides for the offering by the Trust of Units, including rights to acquire Units. Management is of the view that it is desirable to amend the Trust Indenture to specifically provide for the issuance and offering by the Trust or any of its affiliates of other securities, including debt securities, which may be convertible into, or exchangeable for, Units. The Board of Directors believes that such amendments will provide

greater flexibility in financing the capital requirements of the Trust and its subsidiaries, and so has approved amendments to the Trust Indenture as follows:

(a) A new definition of "Exchangeable Security" would be added to the Trust Indenture, substantially as follows:

> "Exchangeable Security" means a unit, share or other security, issued by the Trust or an affiliate of the Trust, which is convertible into, exchangeable for, or carries the right of the holder to purchase or otherwise acquire (or of the issuer of such security to cause the purchase or acquisition of) Trust Unit(s) or unit(s), share(s) or other security(ies), issued by the Trust [or an affiliate of the Trust], which are convertible into, exchangeable for, or carry the right of the holder to purchase or otherwise acquire (or of the issuer of such security to cause the purchase or acquisition of) Trust Unit(s); and for greater certainty, an Exchangeable Security includes a debt security.

(b) The Trust Indenture would be amended to specifically authorize the Trustee and the Manager to effect offerings of securities by the Trust other than Units, the proceeds of which may be used by the Trust for its permitted investments. In addition, the Trust would be authorized and directed to enter into any agreements as may be necessary or desirable to properly provide for the terms of any Exchangeable Securities or other securities so issued.

(c) The prohibition, currently contained in the Trust Indenture, against the Trustee borrowing money on behalf of the Trust would be deleted.

The foregoing amendments to the Trust Indenture to allow the issuance of convertible securities are subject to the approval of the Unitholders. Unitholders will therefore be asked at the Meeting to consider and, if thought appropriate, approve the amendments to the Trust Indenture by passing the special resolution set forth in paragraph C of Appendix I hereto.

To be approved, the special resolution must be passed by the affirmative votes of the holders of not less than 66 ⅔ % of the Units represented at the Meeting and voted on a poll upon such special resolution.

The Board of Directors recommends that Unitholders vote FOR approval of the special resolution approving the amendment of the Trust Indenture as described above. **The persons named in the enclosed form of proxy intend to vote FOR approval of such special resolution at the Meeting unless otherwise directed by the Unitholders appointing them.**

EXECUTIVE COMPENSATION

Current Officers

There are no direct officers of the Trust. Instead, management of the Trust is exercised by COSL and the directors and officers thereof. The following table identifies each of the officers (the "Officers") of COSL as at the date hereof, their municipalities of residence, their current office, their principal occupations for the five (5) year period preceding December 31, 2002, and the number of Units beneficially owned or over which control or direction is exercised by each such Officer as at March 7, 2003:

Name and Municipality of Residence	Current Office	Five Year History of Principal Occupations	Number of Units Beneficially Owned or over which Control or Discretion is Exercised as at March 7, 2003
C.E. (CHUCK) SHULTZ Calgary, Alberta	Chairman of the Board of Directors	Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)	21,000
MARCEL R. COUTU Springbank, Alberta	President and Chief Executive Officer	President and Chief Executive Officer, COSL; prior thereto, Senior Vice President and Chief Financial Officer of Gulf Canada Resources Limited from May 1999 to July 2001; prior thereto, Director, Finance, Vice President, Finance and, subsequently, Senior Vice President, International of TransCanada PipeLines Limited	15,464 (1)
TRUDY M. CURRAN Calgary, Alberta	General Counsel and Corporate Secretary	Corporate Secretary of COSL from November, 2001 to May, 2002; Senior Counsel and Assistant Corporate Secretary, EnCana Corporation from April, 2002 to September, 2002; prior thereto, Staff Legal Counsel, PanCanadian Energy Corporation from November, 2001 to March, 2002; prior thereto, Senior Counsel, Canadian Pacific Limited from March 1999 to October 2001; and prior thereto, Associate General Counsel and Assistant Corporate Secretary, Canadian Airlines Corporation	440
RYAN M. KUBIK Calgary, Alberta	Treasurer	Advisor, Corporate Finance, EnCana Corporation from April, 2002 to August, 2002 and prior thereto, Associate Director, Treasury, PanCanadian Energy Corporation	400

Notes:

(1) Includes 300 Units over which Mr. Coutu exercises control or direction.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years, to the Officers during the financial year ended December 31, 2002:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	
C.E. (CHUCK) SHULTZ Chairman of the Board of Directors	2002 2001 2000	nil 365,370 (2) 113,780 (2)	nil 110,000 nil	99,500 (1) 62,933 (3)	15,000 (1) nil nil	nil nil nil	nil nil nil	nil 306,300 (3) nil
MARCEL R. COUTU (5) President and Chief Executive Officer	2002 2001 2000	300,000 100,000 n/a	140,000 (11) nil n/a	71,893 (6) 36,271 (6) n/a	156,000 nil n/a	nil nil n/a	nil nil n/a	nil(4) nil n/a
TRUDY M. CURRAN (7) General Counsel and Corporate Secretary	2002 2001 2000	43,750 n/a n/a	44,000 (11) n/a n/a	15,443 (8) n/a n/a	20,000 n/a n/a	nil n/a n/a	nil n/a n/a	nil(4) n/a n/a
RYAN M. KUBIK (9) Treasurer	2002 2001 2000	41,667 n/a n/a	20,000 (11) n/a n/a	14,039 (10) n/a n/a	15,000 n/a n/a	nil n/a n/a	nil n/a n/a	nil(4) n/a n/a

Notes:

(1) Options issued and amounts paid to Mr. Shultz in his capacity as Chairman of the Board of Directors.

(2) Includes payments (exclusive of GST) made by COSII in 2001 pursuant to a Consulting Services Agreement dated effective as of January 1, 2001 between COSII and Mr. Shultz (which agreement was terminated in October 2001), and in 1999 and 2000 pursuant to a Consulting Services Agreement dated as of June 20, 1996 among COSII, Mr. Shultz and Dauntless Energy Inc., a corporation controlled by Mr. Shultz.

(3) Includes the amount of the aggregate payment received by Mr. Shultz on (i) the termination on July 5, 2001 of the Trust Unit Incentive Plan of Canadian Oil Sands Trust ("COST"), being a predecessor to the Trust, such payment being equal to the fair market value of each of the 15,000 unit appreciation rights held by Mr. Shultz under such plan at the date of its termination, and (ii) the termination in October 2001 of the Consulting Services Agreement dated effective as of January 1, 2001 between COSII and Mr. Shultz pursuant to which Mr. Shultz furnished his services as Chairman.

(4) Perquisites and other personal benefits received did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the named executive officers in any of those years.

(5) Mr. Coutu was appointed President and Chief Executive Officer on August 24, 2001.

(6) Mr. Coutu received 900 Units valued at $36,271 in 2001 and 1,800 Units valued at $71,893 in 2002 as compensation in lieu of the payment of benefits. See "Employment Agreements" below.

(7) Ms. Curran became an employee of Canadian Oil Sands Limited on September 16, 2002. Prior to that date, she was an employee of EnCana Corporation ("EnCana") and provided services on behalf of EnCana to the Trust and COSL in her capacity as an employee of EnCana.

(8) Ms. Curran received 440 Units valued at $15,443 in lieu of the payment of benefits. See "Employment Agreements" below.

(9) Mr. Kubik was appointed Treasurer on September 1, 2002.

(10) Mr. Kubik received 400 Units valued at $14,039 in lieu of the payment of benefits. See "Employment Agreements" below.

(11) Bonuses paid or accrued for payment in respect of the fiscal year ended December 31, 2002.

Compensation of Other Officers

Mr. Douglas B. Olson was appointed Vice President and Chief Financial Officer of COSL on November 9, 2001 and resigned from this position on October 25, 2002, immediately prior to the termination of the Administrative Services Agreement. Throughout this period, Mr. Olson was a full-time employee of EnCana and was remunerated exclusively by EnCana. Prior to September 16, 2002, Ms. Trudy M. Curran, General Counsel and Corporate Secretary of COSL, was a full-time employee of EnCana and was remunerated exclusively by EnCana. During these periods, the Trust and COSL received the benefits of Mr. Olson's and Ms. Curran's services pursuant to the Administrative Services Agreement between EnCana and COSL described below under the heading "Management Contracts – Administrative Services Agreement". Included among the services for which COSL paid fees to EnCana under the Administrative Services Agreement were the day-to-day managerial services of Mr. Olson and Ms. Curran.

Directors' Compensation

Effective July 5, 2001, each of the directors except Mr. Coutu receives an annual retainer of $15,000 plus $1,000 for each Board of Directors or committee meeting attended. The chairperson of any committee of the Board of Directors receives an additional retainer of $2,000 per annum. Each director is also compensated for all reasonable out-of-pocket expenses incurred that are incidental to attending a Board or committee meeting. In July, 2002, the Chairman of the Board of Directors (Mr. Shultz) was granted 15,000 options to acquire Units and each other director was granted 7,500 options to acquire Units.

For the period January 1, 2002 through December 31, 2002, Mr. Shultz, as Chairman of the Board of Directors, received a retainer of $90,000 per annum. In addition to this retainer as Chairman of the Board of Directors, he receives meeting fees, but not the $15,000 retainer.

Employment Agreements

The terms of Mr. Coutu's service as Chief Executive Officer of COSL are governed by an Executive Employment Agreement dated as of August 24, 2001 between Mr. Coutu and COSL. Mr. Coutu's remuneration under this agreement consisted of an annual salary of $300,000 plus a bonus targeted at 30% of annual salary, an annual grant of Units in lieu of receiving benefits such as health or dental coverage or pension payments, and certain perquisites and other benefits having an annual aggregate value of less than 10% of Mr. Coutu's annual salary. Mr. Coutu's annual base salary is subject to annual review. Effective September 1, 2002, Mr. Coutu's base salary was increased to $315,000. If COSL terminates the agreement at any time otherwise than for cause, it will become obligated to pay to Mr. Coutu a cash amount equal to 2.5 times his base annual salary, annual target incentive bonus and value of benefits and perquisites calculated as 22% of annual salary, and to provide for the costs of professional outplacement services to a combined maximum cost of $25,000 for a maximum period of six (6) months following termination of employment.

In the event of a "change of control" or "constructive dismissal" (as defined in the agreement), Mr. Coutu shall have the right to terminate his employment with COSL at any time within 180 days thereafter upon 30 days' prior written notice, in which case he shall be entitled to the same severance payment and outplacement services as would be payable by COSL in the event that it terminated Mr. Coutu's employment without cause. The agreement generally defines a "change of control" to include: (a) the sale to person not affiliated with the Trust or COSL, or their subsidiaries, of assets having a value greater than 50% of the fair market value of the consolidated assets of such parties prior to such sale; and (b) any change in the holding of Units or COSL Shares by a person not affiliated with the Trust or COSL as a result of which such person, jointly or in concert with others, is in a position to exercise effective control of the Trust or COSL. A person or group of persons holding more than 30% of the outstanding Units, or shares of other securities which would entitle such person(s) to cast at least 30% of the votes attaching to all shares of COSL that may be cast for the election of directors of COSL shall be deemed to be in a position to exercise effective control of the Trust or COSL, as the case may be, (unless such person(s) holds such Units or other securities in the ordinary course of business as an investment manager and is not using such holding to exercise

effective control). The agreement defines "constructive dismissal" to include a material decrease in the title, position, responsibilities, powers or reporting relationships of Mr. Coutu; a reduction in his annual salary, a requirement to relocate to another city, or any material reduction in the value of his employment benefits (other than the annual target incentive bonus).

No other Officer has a formal employment agreement with COSL or the Trust.

Incentive, Benefit or Actuarial Plans

Neither the Trust nor COSL has long term incentive, benefit or actuarial plans in place.

Trustee's Compensation

The Trustee was paid $69,358.30 in fees plus an additional $20,975.48 as reimbursement for expenses for the financial year ended December 31, 2002.

Liability Insurance for Directors and Officers

COSL maintains directors' and officers' liability insurance coverage against losses arising from an obligation on the part of COSL (and the Former Managers) to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. The insurance protects COSL against liability (including costs), subject to standard policy exclusions that may be incurred by directors and/or officers acting in such capacity for COSL or one of the Former Managers. All directors and officers of COSL are covered by the policy and the amount of insurance applies collectively to all.

The premium of $271,765 for directors' and officers' liability insurance has been prepaid until May 1, 2003 for the ongoing directors' and officers' liability coverage, and until July 5, 2008 in respect of a run-off policy purchased to cover the directors and officers of COSII and AOSII prior to the merger of COST and Athabasca Oil Sands Trust on July 5, 2001 to form the combined Trust. No allocation of premium was made to directors as a group or officers as a group. The amount of insurance purchased is $50 million in any one year for any combination of losses involving corporate reimbursement and/or direct indemnity of directors and officers. Losses are subject to a deductible of $250,000 for corporate reimbursement with no deductible for indemnification of directors and officers. At the date hereof, COSL intends to renew such directors and officers liability insurance subject to market availability.

Indebtedness of Directors and Officers

None of the directors, Officers or nominees for election as directors of COSL are, as at the date hereof, or were at any time during the financial year ended December 31, 2002, indebted to the Trust or COSL.

Report on Executive Compensation

The Board of Directors establishes remuneration for each of the Officers on an individual basis. In making these determinations, the Board of Directors considers the individual's performance, experience and education and the Trust's performance, as well as market demand for the positions and the functions being provided. In 2002, the compensation of the President and Chief Executive Officer was determined to a large extent on the Trust's performance and the achievement of individual and corporate objectives established by the Board of Directors with the President and Chief Executive Officer. As COSL has moved to having its own staff, the use of corporate and individual objectives is being expanded beyond the President and Chief Executive Officer to the other officers and employees. For the officer group, the Trust's performance and achievement of corporate objectives is a very important component in determining the officers' individual remuneration. For the year ended December 31, 2002, the Chairman of the Board of Directors was compensated based on a competitive annual retainer for the services of a non-executive Chairman and for the time commitments, responsibilities and duties that the Chairman spent in performing his duties as Chairman of the Board of Directors.

This Report is submitted on behalf of the Board of Directors.

C.E. (Chuck) Shultz
Marcel R. Coutu
E. Susan Evans
The Right Honourable Donald F. Mazankowski
Wayne M. Newhouse
Walter B. O'Donoghue
Wesley R. Twiss
John B. Zaozirny

Update on Unit Option and Distribution Equivalent Plan and Senior Employee Purchase Plan

At last year's annual and special meeting of Unitholders, Unitholders approved a Unit Option and Distribution Equivalent Plan (the "Option Plan") and a Senior Employee Purchase Plan (the "Senior Employee Plan"), which contemplated the issuance of preferred shares of COSL. As indicated in the Management Proxy Circular for the 2002 meeting, the full implementation of these plans was conditional on the receipt of acceptable tax opinions or rulings, and Management reserved the right not to implement the plans in full if it was not in the best interests of Unitholders or the Trust to do so. As COSL was not able to obtain the tax ruling that it originally sought regarding these plans, Management decided only to issue options to purchase Units under the Option Plan. The component of the Option Plan whereby preferred shares were to be issued to provide compensation approximately equivalent to the distributions paid to Unitholders in respect of Units not yet issued under the Option Plan was not implemented. In reassessing the value to the individuals receiving the preferred shares and, more importantly, the administrative complexity and cost of implementing the preferred share component of the Option Plan and the Senior Employee Plan, the Board of Directors determined that the Senior Employee Plan should not be implemented and, in fact, be cancelled and decided to amend the Option Plan to delete the distribution equivalent components of such option plan. As a result, effective February 19, 2003, all references in the Option Plan to the issuance of preferred shares are deleted and only the existing provisions regarding the issuance of unit options remain. The Senior Employee Plan was terminated effective February 19, 2003.

Recognizing that there was an overall impact on the compensation received by individuals who are employees or directors of COSL as a result of this decision, the Board of Directors has determined that it will instead compensate such individuals through an alternative plan that looks at the individual employee's performance or the time commitments undertaken by the board member, as applicable, and includes in the compensation calculation a formula that considers the distributions that such individual would have received on the options that such individual holds if the preferred shares had been issued at the time that the options were granted. The net impact on Unitholders of the decision to cancel the Senior Employee Plan and to amend the Option Plan by deleting all provisions relating to the issuance of preferred shares as outlined above and instead for COSL to make a cash

payment to its employees and directors as outlined above is expected to have no dilution impact to Unitholders and should be cash neutral or even cash positive to the Trust.

PERFORMANCE GRAPH

The Units are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "COS.UN". The following line graph and table assume a $100 investment on December 31, 1997, and compare the change in the cumulative total return on the Units over the five-year period ending December 31, 2002 with the cumulative total return of each of the S&P/TSX Composite Index and the TSX Oil & Gas Producers Index (assuming, in each case, reinvestment of all dividends) over the same period:


$250
$200
$150
$100
$50
$0
Dec 31, 1997
Dec 31, 1998
Dec 31, 1999
Dec 29, 2000
Dec 31, 2001
Dec 31, 2002
COS
S&P/TSX
Producers

	Dec. 31, 1997	Dec. 31, 1998	Dec. 31, 1999	Dec. 29, 2000	Dec. 31, 2001	Dec. 31, 2002
Canadian Oil Sands Trust [1]	100	71	106	133	195	202
S&P/TSX Composite Index	100	98	129	139	122	106
TSX Oil & Gas Producers Index	100	70	85	125	129	150

Notes:

(1) Based on the cumulative return on trust units of AOST, being the entity that survived the merger of COST and AOST to form the combined Trust on July 5, 2001, for the period preceding the merger, and the cumulative return on the Units of the combined Trust for the period following the merger.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Management Proxy Circular or in a prior information circular, no insider of the Trust or COSL, nor the Trustee, nor any person nominated for election as a director of COSL, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of the Trust since the commencement of the Trust's last financial year or in any proposed transaction which has materially affected or would materially affect the Trust or any of its subsidiaries.

Copies of prior information circulars of the Trust may be accessed at the website for the "System for Electronic Data Analysis and Retrieval" maintained by the Canadian Securities Administrators at www.sedar.com.

Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada) acts as both Trustee and the transfer agent for the Units, and receives fees for its services in both capacities. In its capacity as Trustee of the Trust, the Trustee is paid a reasonable fee in connection with the administration and management of the Trust and is also reimbursed for all expenses properly incurred, as agreed by the Trustee and COSL.

The Trustee, on behalf of the Trust, holds all of the issued and outstanding COSL Shares.

MANAGEMENT CONTRACTS

Management Agreement

Pursuant to the provisions of the Trust Indenture and the Management Agreement described above under the heading "Background Information on the Trust and its Subsidiaries", COSL, as successor by way of amalgamation to the Former Managers, provides management services to the Trust. Under the Management Agreement, in each quarter COSL is to be paid an amount equal to the sum of the following: (a) a fixed fee of $125,000 per quarter; (b) all amounts payable by COSL to EnCana pursuant to the Administrative Services Agreement (see below); (c) all amounts payable by COSL to EnCana pursuant to the Marketing Agreement (see below); and (d) all other out-of-pocket and third party fees, costs and expenses reasonably incurred by COSL in carrying out its obligations or duties under the Management Agreement.

Administrative Services Agreement

Pursuant to the Administrative Services Agreement dated as of July 5, 2001 between the Former Managers and EnCana, formerly known as PanCanadian Petroleum Limited (the "Administrative Services Agreement"), from July 5, 2001 to October 31, 2002 EnCana provided administrative and support services to each of the Former Managers in connection with their respective businesses and assets as well as the undertaking and assets of the Trust. These administrative and support services were generally categorized as follows: (a) operations and technical services, including review, evaluation, monitoring and guidance with respect to capital and production plans and budgets, business plans and technical matters; (b) accounting and financial reporting services; (c) treasury services; (d) business development and planning services; (e) taxation related services; (f) services related to oil and gas marketing strategy; (g) services related to property, liability and business interruption insurance; (h) investor relations support services; (i) legal and secretarial services; and (j) office space and general office administrative support services. EnCana also provided services to the Trust under the Administrative Services Agreement, which services were generally categorized as follows: (a) legal and corporate secretarial services; (b) accounting and financial reporting services; (c) treasury services; (d) services related to taxation matters; and (e) services related to Unitholder distributions and other plans. EnCana also agreed to make available to the Former Managers and the Trust, on an as required basis, the advice and services of qualified senior management of EnCana in respect of strategic issues impacting the Trust. Services provided by EnCana under the Administrative Services Agreement were subject to the supervision of the Board of Directors.

In consideration for its services under the Administrative Services Agreement, EnCana was entitled to a quarterly base fee of $375,000 ($1,500,000 annually) as well as a variable fee per quarter equal to the percentage of net revenue realized for such quarter calculated on a sliding scale from 0.3% to 0.5% based on the annual distributions per Unit made to Unitholders. For these purposes, "net revenue" meant the production and other revenues attributable to the Managers' interests in the Syncrude oil sands project plus net revenues from swap and similar transactions, less operating costs and Crown royalties. Notwithstanding the foregoing, the Administrative Services Agreement provided that the sum of the base and variable fee payable to EnCana for a one (1) year period would in no event exceed $3,000,000. In addition to these quarterly fees, if EnCana provided administrative services in respect of acquisitions or divestitures by the Trust or the Former Managers of a material interest in the Syncrude project (or other material interests in oil sands projects or other oil and gas assets), or in respect of any debt or equity offering by the Trust, COSL or the Former Managers (whether such offerings were public or private), EnCana was entitled to be paid a transaction fee. Finally, EnCana was also entitled to payment of all reasonable out-of-pocket and third party fees and expenses reasonably incurred in carrying out its obligations to provide administrative services to the Trust and the Former Managers, subject, however, to certain restrictions including the obligation of

EnCana to make payment, without entitlement to reimbursement, of the first $100,000 of third party professional fees when expertise was required beyond that which could have been provided by EnCana personnel.

On June 19, 2002, EnCana, the Trust, COSL and the Former Managers announced that they had mutually agreed to terminate the Administrative Services Agreement on or before December 31, 2002. The agreement was terminated effective November 1, 2002 following COSL acquiring its own office space and hiring its own staff to manage the Trust, its subsidiaries and their businesses. The preferred shares of the Former Managers that were previously held by EnCana were redeemed on October 31, 2002. This redemption allowed COSL and the Former Managers to complete a short form amalgamation on January 1, 2003. See "Background to the Trust and its Subsidiaries". Following the termination of the Administrative Services Agreement, EnCana no longer supplied any services to the Trust, COSL or the Former Managers other than ad hoc advice regarding past services and the continued use of the accounting software system until the end of the first quarter of 2003 following completion of the year-end audited financial statements of the Trust. COSL pays for such reduced services on a time and materials basis. The anticipated aggregate cost of such services is anticipated to not exceed $50,000 for 2003.

Marketing Agreement

Pursuant to the Marketing Services Agreement dated as of July 5, 2001 between EnCana and the Former Managers (the "Marketing Agreement"), EnCana markets all of the Syncrude Sweet Blend and other marketable products obtained from oil sands or produced in association therewith attributable to the Trust's interests in the Syncrude project ("Syncrude Products").

For the period commencing February 1, 2002 to January 31, 2003, EnCana provided the Former Managers the option to sell to EnCana the Former Managers' share of the Syncrude Sweet Blend produced by the Syncrude project. In early 2002, the Former Managers elected to have EnCana purchase from the Former Managers, on a monthly basis, all such Syncrude Sweet Blend at a deemed unit price, as determined pursuant to the agreement between the Province of Alberta and the Syncrude participants providing for Crown royalty payments and EnCana was not entitled to receive any other marketing fee under the Marketing Agreement in respect of such Syncrude Sweet Blend. The term of such deemed unit price sale arrangement ended on January 31, 2003 at EnCana's election. Upon the reversion of the marketing services to the third party market purchases commencing February 1, 2003, EnCana is entitled to the following fees in respect thereof:

(a) $0.05 for each barrel of Syncrude Sweet Blend marketed and sold on or after February 1, 2003;

(b) $0.055 for each barrel of crude bitumen or other liquid crude products sold by the barrel; and

(c) a reasonable fee in respect of all other oil sands products.

As part of the acquisition of the additional 10% interest in Syncrude by the Trust in February 2003, the additional volumes from such interest were included in this agreement. In any event, there is a minimum monthly fee of approximately $33,333 payable to EnCana for these marketing services in respect of the aggregate 31.74% interest in Syncrude now held by the Trust through its subsidiaries. Prior to the termination of the Administrative Services Agreement, this minimum monthly fee had been approximately $16,668. EnCana is also entitled under the Marketing Agreement to be reimbursed for its reasonable out-of-pocket costs and expenses.

The initial term of the Marketing Agreement ends June 30, 2006, at which time the Marketing Agreement will automatically renew for successive three (3) year terms unless terminated by either of COSL or EnCana by written notice delivered not less than ninety (90) days prior to the end of the initial term or any renewal term, as applicable. EnCana may also terminate the agreement by delivery, to COSL, of six (6) months' prior written notice of termination.

In addition to the foregoing, the Marketing Agreement is terminable by written notice given by either of COSL or EnCana in certain circumstances set forth in the agreement, subject, however, to the payment of termination fees by COSL in certain instances. In general terms, if the Marketing Agreement is terminated as a result of certain defaults or matters attributable to COSL or the Trust, or in certain other circumstances (including where the Trust is terminated and the affairs of the Trust are wound up, or where all or substantially all of the assets of the Trust are sold, transferred or otherwise disposed of, or upon ninety (90) days' prior written notice of

termination being given to EnCana other than as noted above), then EnCana has the right to be paid an amount equal to:

(a) all fees and amounts owing to it under the Marketing Agreement at the time of termination; and

(b) an amount representing liquidated damages equal to the net present value of the estimated marketing fees which would have been payable (i) if terminated during the initial term, until the end of the initial term (with a minimum amount payable of at least one year's fees), or (ii) if terminated during a renewal term, for the immediately following year.

Finally, if the Marketing Agreement is terminated by COSL within one hundred eighty (180) days following a hostile change of control of the Trust, then the fees payable to EnCana on termination (calculated as above) shall be determined by using the time period from the date of termination until the date that is three (3) years after the date of termination, or the balance of the time period from date of termination until the end of the initial term, or renewal term, as applicable, whichever is greater. COSL may, without payment of a termination fee, terminate the agreement on ninety (90) days' prior written notice to EnCana following a change of control affecting EnCana provided that such notice is delivered within 180 days following such change of control.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of a board of directors, the members of which are elected by and are accountable to their constituent securityholders, and the evaluation of the role of the individual members of management who are appointed by the board of directors and who are charged with the day-to-day management of the issuer.

In 1995, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued a series of guidelines (the "TSX Guidelines") relating to effective corporate governance. In 2002, the TSX proposed amendments to the TSX Guidelines (the "TSX Proposals") aimed at further improving compliance and corporate governance generally. The Trustee, the Board of Directors and Management all consider good corporate governance to be central to the efficient and effective operation of Canadian corporations and have addressed each of the TSX Guidelines and, where deemed appropriate, the TSX Proposals, as well as providing additional commentary on corporate governance matters, in Schedule A hereto, bearing in mind the particular nature of the business of the Trust and its subsidiaries. The chart set forth in Schedule A summarizes the status of the Trust's corporate governance policies in relation to the TSX Guidelines.

The Trust, as a trust, does not have officers and directors. Instead, the Trust is governed, for the most part, by its operating subsidiary and such subsidiary's board of directors. References to "the Board" or "the Board of Directors" are to the boards of directors of COSL, COSII and AOSII for the period ended December 31, 2002. Commencing on January 1, 2003, following the amalgamation of AOSII, COSII and COSL, reference is to COSL's Board. Given the provisions of the Trust Indenture and the role of COSL thereunder and under the Management Agreement, some of the TSX Guidelines are believed to be applicable to COSL only in part, bearing in mind the overall intent of the TSX Guidelines.

For the purposes of the TSX Guidelines, an "unrelated director" is a director who is independent of Management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Trust, other than interests arising from securityholding. The TSX Guidelines consider an "outside" director to be a non-management director. All directors, notwithstanding the manner in which they were nominated, are required to act in the best interests of the Trust. The TSX Proposals, if adopted as presently drafted, could change this definition of "unrelated". While the Board generally supports the initiatives contained in the TSX Proposals, the Trust and COSL believe that the new definition of "unrelated" does not properly analyze historical relationships with former officers of major service providers to determine whether, in fact, a potential conflict or bias exists and have made such submissions to the TSX as part of the TSX's request for comments on the draft proposals. Under the current draft TSX Proposals, Mr. Wesley Twiss would be considered "related" only because be was a former officer of PanCanadian Petroleum Limited, a predecessor to EnCana, which company was a major service provider to the Trust and its subsidiaries. In the Board's view, this restriction does not properly reflect the fact that Mr. Twiss has

no current ties or affiliations to EnCana, nor has he had any affiliations with EnCana since May 2002. As a result of this, the Board considers Mr. Twiss to be "unrelated".

The Board of Directors is able to function independently of Management, and retains all powers that are not expressly delegated to Management.

EFFECTIVE DATE

Unless otherwise specified, the information set forth in this Management Proxy Circular is given as of March 10, 2003.

INQUIRIES

Inquiries may be directed to the proxy solicitation and information agent, Valiant Trust Company, as follows:

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2

Telephone: (403) 233-2801
Fax: (403) 233-2857
E-mail: valiant@telusplanet.net
Toll-Free: 1-866-313-1872

APPROVAL AND CERTIFICATION

The contents and mailing of this Management Proxy Circular have been approved by the Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta this 8th day of March, 2003.

CANADIAN OIL SAND TRUST,
by its Manager, Canadian Oil Sands Limited

(signed)
By: Marcel R. Coutu
President and Chief Executive Officer

(signed)
By: Trudy M. Curran
General Counsel and Corporate Secretary

SCHEDULE A

TSX GUIDELINES ON CORPORATE GOVERNANCE

CORPORATE GOVERNANCE GUIDELINE	ALIGNMENT	COMMENTARY
1. The Board of Directors should explicitly assume responsibility for stewardship of the Trust, and specifically for: (a) adoption of a strategic planning process, and approval of a strategic plan which takes into account, among other things the opportunities and risks of the business;	Yes	The Board participates in strategic decisions affecting the Trust and its subsidiaries through the review of strategic issues, including risks such as the impact of the Kyoto Protocol and opportunities such as acquisition of additional interests in Syncrude, annual forecasts and capital budgets, and by providing advice to the officers of COSL. Annually, the Board adopts strategic plans and goals for the Trust and its subsidiaries and then monitors management's progress in respect of such goals. Management participates in the Syncrude project owner committees which determine the long-term plans, strategies and budgets for that project. The President and Chief Executive Officer of COSL is also the Chairman of the owners' management committee for the Syncrude project.
(b) identification of principal risks, and implementing appropriate systems to manage these risks;	Yes	Based on advice from management, the Board identifies the significant risks facing the Trust and its subsidiaries and directs management to implement processes to reduce such risks where possible. Further discussion of the risks and management's mitigation of such risks is outlined in management's discussion and analysis in the Trust's Annual Report.
(c) succession planning, including nominating and training and monitoring senior management;	Yes	This provision is embedded in the terms of reference for the Corporate Governance and Compensation Committee of the Board. The Committee reviews the staffing of COSL and succession planning and then reports to the Board seeking approval of the Board where necessary or appropriate in relation to these matters. The Corporate Governance and Compensation Committee and the full Board meet annually regarding succession planning.

CORPORATE GOVERNANCE GUIDELINE	ALIGNMENT	COMMENTARY
(d) communications policy; and	Yes	In 2002, the Board approved specific policies which identify the individuals authorized to speak on behalf of the Trust and its subsidiaries. The policies set out guidelines for management's dealings with analysts and the public, and contains measures aimed at preventing selective disclosure. The policies are to be reviewed at least annually or, where changes in legislation or circumstances warrant, at shorter intervals. The policies also focus on having full and equitable access for all Unitholders and potential investors to material information regarding the Trust and its subsidiaries. In the past year, the Board authorized the use of quarterly guidance documents to better inform Unitholders and potential investors as to management's expectations for the upcoming quarter and year. The Trust has also made extensive use of the Trust's website and press releases aimed at ensuring timely and full disclosure of material information. Management is required to obtain Board approval for the release of major disclosure documents, such as the annual report and quarterly financial information.
(e) integrity of internal control and management information systems.	Yes	This provision is contained within the scope of responsibilities outlined in the terms of reference for the Audit Committee. The Board receives regular reports from the Audit Committee and the President and Chief Executive Officer. The external auditor attends regular meetings of the Audit Committee. Following review and analysis by the Audit Committee, the full Board reviews and recommends the release of the quarterly financial statements and reviews and approves the annual financial statements. The Board has implemented a specific signing authority and contract approval policy that enunciates the types of commitments and the value of such commitments that can be approved by designated officers, retaining the approval of major commitments and expenditures to the prerogative of the Board. Appointment of the external auditor of the Trust and COSL is submitted for approval to the annual meeting of Unitholders.

CORPORATE GOVERNANCE GUIDELINE	ALIGNMENT	COMMENTARY
2. Majority of directors should be "unrelated".	Yes	The Board consists of up to seven (7) independent directors appointed by the Trust on the basis of the vote of Unitholders at its annual meeting pursuant to the Trust Indenture.
3. Apply the definition of "unrelated director" to each director in the circumstances, disclose whether each director is "related" or "unrelated" and the analysis as to how that conclusion was reached.	Yes	The Corporate Governance and Compensation Committee reviews the status of each director and provides its assessment to the Board. The Board has the responsibility of determining whether a director is "related" or "unrelated". Outlined below is the Board's assessment of the status of its current directors and the analysis regarding such determination: Mr. Coutu is a related director for the purposes of the TSX Guidelines. Mr. Coutu is the President and Chief Executive Officer of the Trust and therefore a management director. Applying the definition of "unrelated" set out in the Statement of Corporate Governance Practices, the Board determined that Messrs. Shultz, Mazankowski, Newhouse, O'Donoghue and Zaozirny and Ms. Evans are all unrelated directors. While under the proposed amendments to the TSX Guidelines, Mr. Twiss would be considered "related", under the current TSX Guidelines. However, in the Board's view, Mr. Twiss is "unrelated" as he has no current or recent affiliations to a major service provider. Information regarding the principal occupations and recent employment history of the directors that supports this conclusion is set forth in the Management Proxy Circular to which this Schedule A is attached.

CORPORATE GOVERNANCE GUIDELINE	ALIGNMENT	COMMENTARY
4. Appoint a Committee, composed exclusively of outside directors, the majority of whom are unrelated with the responsible for proposing new nominees and for ongoing assessment of directors.	Yes	In June 2002, the Board established a Corporate Governance and Compensation Committee, one of whose functions is to identify potential candidates for directorships. In making this assessment, the Committee considers the opportunities and risks facing the Trust in its role as a public entity and as a participant in the oil and gas industry. Candidates who possess skill sets that are advantageous to the Trust's understanding of the oil and gas industry, and oil sands in particular, the financial markets, and government relations and these areas' interrelationships with the Trust and its subsidiaries' operations are viewed as highly attractive candidates. Such candidates are then referred to the Board and subsequently to Unitholders for approval of their appointments. Formal assessments of directors are conducted by the Chairman and Board members annually, while periodic reviews are done on an informal basis. At the end of each Board meeting, there is an in camera session where members are able to critique the performance of management and/or the Board. All members of the Corporate Governance and Compensation Committee are unrelated directors.
5. Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual director contributions.	Yes	Frequent informal in camera sessions are held at Board meetings addressing the effectiveness of the Board, its committees and individual member contributions. The Chairman is also an informal liaison with members of the Board and management in this regard. In addition, there is an annual formal evaluation of the Board, its committees and individual directors as to effectiveness and contributions by each member, the committees and the Board as a whole, as well as the performance of management in assisting the Board with its duties and responsibilities.

CORPORATE GOVERNANCE GUIDELINE	ALIGNMENT	COMMENTARY
6. Provide orientation and education programs for new directors.	Yes	In advance of a person becoming a board member, the Chairman and management provide an overview of the time commitments and responsibilities of a director. COSL does not provide formal education programs for new directors, but does provide full orientation and information as individual directors may request. In addition, each director is provided with a binder of materials which sets out the terms of reference adopted by each Committee of the Board, the Board itself, the Chairman of the Board and the President and Chief Executive Officer. Periodically directors are also given materials relating to their duties, roles and responsibilities and are advised of new trends in corporate governance practices.
7. Consider size of the Board of Directors and undertake, where appropriate, to establish a board size which facilitates effective decision making.	Yes	The Board has been reduced from nine (9) directors to eight (8) directors this year. The Board requires enough directors who have extensive and diverse business experience in the oil and gas industry and Canadian capital markets to carry out the duties and responsibilities of a public entity. Currently, the Board feels that the knowledge and breadth of experience of the eight (8) nominees is sufficient to satisfy these responsibilities. However, as new reserves and corporate governance rules emerge, the Board may consider adding additional members to allow a more complete review and discussion of these additional responsibilities, where necessary.
8. Review compensation of directors and ensure it realistically reflects the risks and responsibilities involved in being an effective director.	Yes	The terms of compensation for the directors are determined by the Corporate Governance and Compensation Committee with the assistance of external consultants. The recommendations of the Committee are then provided to the Board for final approval. The compensation reflects the risks and responsibilities assumed by the Board members and the time commitments for each member.

CORPORATE GOVERNANCE GUIDELINE	ALIGNMENT	COMMENTARY
9. Committees should generally be composed of non-management directors, and the majority should be unrelated.	Yes	The Audit Committee is comprised of four(4) directors, all of whom are unrelated. The Corporate Governance and Compensation Committee has three (3) members, all of whom are unrelated.
10. Assume responsibility for developing the Trust's approach to governance issues and responding to the guidelines.	Yes	The Corporate Governance and Compensation Committee, all of whom are unrelated, has formal terms of reference which include this responsibility. The Board as a whole reviews and approves the Committee's recommended corporate governance guidelines.
11. (a) Define limits to management's responsibilities by developing position descriptions for:		
(i) the Board of Directors; and	Yes	Written terms of reference for the Board were adopted in 2002 and specifically provide that the Board is responsible for the business and affairs of the Trust and COSL. In fulfilling its mandate, the Board meets at least quarterly to review financial performance, consider any distributions to Unitholders and authorize capital transactions.
(ii) the Chief Executive Officer.	Yes	In the fall of 2002, the Board formally adopted terms of reference that outline the responsibilities of the President and Chief Executive Officer. In addition, the Board, in conjunction with the Corporate Governance and Compensation Committee and management input, establishes annual objectives and monitors these objectives on a regular basis.
(b) The Board of Directors should approve management's corporate objectives.	Yes	The Board, at least annually, approves management's corporate objectives by adopting the strategic plan and confirming the Chief Executive Officer's written objectives for the ensuing year.

CORPORATE GOVERNANCE GUIDELINE	ALIGNMENT	COMMENTARY
12. Establish structures and procedures to enable the Board of Directors to function independently of management.	Yes	The Chairman is appointed by the Board, the majority of whom are outside, unrelated directors. There is also an in camera session held at the end of each Board meeting such that full discussion without management can occur. The Board also has the power to hire independent consultants and advisors and has done so in the past in regards to executive compensation.
13. Establish an audit committee comprised only of unrelated directors with a specifically defined mandate, direct communication channels with auditors and oversight for management reporting on internal control.	Yes	The Audit Committee consists of four (4) Directors, all of whom are unrelated. The Audit Committee regularly reviews quarterly and annual financial statements, and meets regularly with the external auditor. The Audit Committee is chaired by Mr. Twiss who has more than ten (10) years financial experience. Each member of the Audit Committee is considered to be financially literate.
14. Implement a system to enable individual directors to engage outside advisers at the Trust's expense and subject to approval of an appropriate committee.	Yes	The independent directors are free to engage outside advisers at COSL's expense and have done so in the past. Such engagement is subject to approval of the Chairman of the Board or the Board as a whole.

APPENDIX I

A. Amendments Reducing the Quorum for Special Resolutions (the "Quorum Amendment")

BE IT RESOLVED as a Special Resolution that:

1. All amendments to the Amended and Restated Trust Indenture dated as of July 5, 2001 (the "Trust Indenture") between Computershare Trust Company of Canada and Canadian Oil Sands Limited ("COSL"), as successor in interest to Athabasca Oil Sands Investments Inc. and Canadian Oil Sands Investments Inc. (the "Former Managers") to delete all references in Section 10.6 to "20%" shall be replaced with "10%".

2. The Trustee and the Board of Directors of COSL are hereby authorized to effect all such further and consequential amendments to the Trust Indenture and other relevant agreements and to cause all such further agreements to be entered into and such further documents to be executed or amended as they may consider necessary or desirable to give effect to and fully carry out the intent of this Special Resolution.

3. Notwithstanding the foregoing, the Board of Directors of COSL may, without further approval of the Unitholders, revoke this Special Resolution at any time prior to the implementation thereof, if the directors determine in their sole opinion that such revocation is in the best interests of the Unitholders.

4. The Trustee and/or any one director or officer of COSL be and are hereby authorized for and on behalf of the Trust or as may otherwise be required, to execute and deliver any agreements, documents, instruments and other writings (including a supplemental trust indenture and/or an amended and restated trust indenture) and to cause all such documents, instruments and other writings to be executed and delivered and to cause all such acts and things to be done, all for and on behalf of the Trust or COSL, as such director or officer may consider necessary or desirable to give effect to and fully carry out the intent of the foregoing resolution and the matters authorized hereby.

B. Amendments Allowing Electronic Voting by Unitholders (the "Electronic Voting Amendment")

BE IT RESOLVED as a Special Resolution that:

1. All necessary amendments to the Trust Indenture to allow electronic voting by Unitholders to allow electronic voting by Unitholders, including without limitation, the amendments set out in the Management Proxy Circular relating to allowing electronic voting by Unitholders be and are hereby approved.

2. The Trustee and the Board of Directors of COSL are hereby authorized to effect all such further and consequential amendments to the Trust Indenture and other relevant agreements and to cause all such further agreements to be entered into and such further documents to be executed or amended as they may consider necessary or desirable to give effect to and fully carry out the intent of this Special Resolution.

3. Notwithstanding the foregoing, the Board of Directors of COSL may, without further approval of the Unitholders, revoke this Special Resolution at any time prior to the implementation thereof, if the directors determine in their sole opinion that such revocation is in the best interests of the Unitholders.

4. The Trustee and/or any one director or officer of COSL be and are hereby authorized for and on behalf of the Trust or as may otherwise be required, to execute and deliver any agreements, documents, instruments and other writings (including a supplemental trust indenture and/or an amended and restated trust indenture) and to cause all such documents, instruments and other writings to be executed and delivered and to cause all such acts and things to be done, all for and on behalf of the Trust or COSL, as such director or officer may consider necessary or desirable to give effect to and fully carry out the intent of the foregoing resolution and the matters authorized hereby.

C. Amendments Allowing the Issuance of Convertible Debentures (the "Convertible Securities Amendment")

BE IT RESOLVED as a Special Resolution that:

1. Amendments to the Amended and Restated Trust Indenture dated as of July 5, 2001 between Computershare Trust Company of Canada and COSL, as successor to the Former Managers, as amended (the "Trust Indenture"), in substantially the form set forth below be and are hereby approved:

(a) Section 1.1 of the Trust Indenture is amended by:

(i) adding the following provision between Subsections (x) and (y) thereof:

"(x.1) "Exchangeable Security" means a unit, share or other security, issued by the Trust or an affiliate of the Trust, which is convertible into, exchangeable for, or carries the right of the holder to purchase or otherwise acquire (or of the issuer of such security to cause the purchase or acquisition of) Trust Unit(s) or unit(s), share(s) or other security(ies), issued by the Trust or an affiliate of the Trust, which are convertible into, exchangeable for, or carry the right of the holder to purchase or otherwise acquire (or of the issuer of such security to cause the purchase or acquisition of) Trust Unit(s); and for greater certainty, an Exchangeable Security includes a debt security;"; and

(ii) deleting Subsection (hh) and replacing it with the following:

"(hh) "Offering" means an offering of Trust Units, other securities issued by the Trust (including Exchangeable Securities) or any other rights to acquire Trust Units on a public or private basis pursuant to Offering Documents in Canada or elsewhere;".

(b) Section 3.2 of the Trust Indenture is amended by deleting it in its entirety and replacing it with the following:

"3.2 Offerings of Trust Units and Other Securities

Trust Units, including rights to acquire Trust Units, and other securities of the Trust, including Exchangeable Securities, may be offered pursuant to Offering Documents on terms and conditions and at such time or times as the Manager may determine".

(c) Section 3.3 of the Trust Indenture is amended by adding to it the following Subsection:

"(r) Concurrent with the issuance of any Exchangeable Securities, the Trust shall enter into such agreements, including indentures, exchange agreements and exchangeable security support agreements, as may be necessary or desirable to properly provide for the terms of the Exchangeable Securities, including voting rights at meetings of Unitholders, coattail provisions for the Trust Units in the event of a non-exempt take-over bid for the Exchangeable Securities and the conversion, exercise, redemption or exchange of such Exchangeable Securities for Trust Units (including the conditional and automatic conversion, exercise, redemption or exchange of such Exchangeable Securities in the event of a take-over bid for the Trust Units."

(d) Section 7.2 of the Trust Indenture is amended by:

(i) deleting "and" at the end of subsection (q) and inserting "; and" in the place of "."at the end of subsection (r) and adding the following after subsection (r):

"(s) to issue Trust Units and other securities of the Trust (including securities convertible into or exchangeable for Trust Units or other securities of the Trust, or warrants, options or other rights to acquire Trust Units or other securities of the Trust)."; and

(ii) deleting the last sentence of Section 7.2 in its entirety.

(e) Section 8.2 of the Trust Indenture is amended by:

(i) deleting Subsection (a) in its entirety and replacing it with the following:

"(a) the issuance of Trust Units or other securities of the Trust, including Exchangeable Securities, in any circumstances such as private placements, distributions to the public, distributions to Unitholders or distributions pursuant to incentive plans;"; and

(ii) deleting subsection (e) in its entirety and replacing it with the following:

"(e) any or all matters relating to the offering of Trust Units, rights to acquire Trust Units or other securities of the Trust, including Exchangeable Securities, including: (i) ensuring compliance with all applicable laws, (ii) all matters relating to the content of any Offering Documents and the accuracy of the disclosure contained therein, including the certification thereof, (iii) all matters concerning the terms of the Material Contracts, and (iv) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or such other securities."

2. The Trustee and the Board of Directors of COSL are hereby authorized to effect all such further and consequential amendments to the Trust Indenture and other relevant agreements and to cause all such further agreements to be entered into and such further documents to be executed or amended as they may consider necessary or desirable to give effect to and fully carry out the intent of this Special Resolution.

3. Notwithstanding the foregoing, the Board of Directors of COSL may, without further approval of the Unitholders, revoke this Special Resolution at any time prior to the implementation thereof, if the directors determine in their sole opinion that such revocation is in the best interests of the Unitholders.

4. The Trustee and/or any one director or officer of COSL be and are hereby authorized for and on behalf of the Trust or as may otherwise be required, to execute and deliver any agreements, documents, instruments and other writings (including a supplemental trust indenture and/or an amended and restated trust indenture) and to cause all such documents, instruments and other writings to be executed and delivered and to cause all such acts and things to be done, all for and on behalf of the Trust or COSL, as such director or officer may consider necessary or desirable to give effect to and fully carry out the intent of the foregoing resolution and the matters authorized hereby.


Canadian Oil Sands

FORM OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGER OF CANADIAN OIL SANDS TRUST AND WILL BE USED AT THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON TUESDAY, APRIL 22, 2003

The undersigned holder of trust units ("Units") of Canadian Oil Sands Trust (the "Trust") hereby appoints C.E. (Chuck) Shultz, Chairman of the Board of Canadian Oil Sands Limited ("COSL"), or Marcel R. Coutu, President and Chief Executive Officer of COSL, or instead of either of them, ______________________________, as the nominee of the undersigned, to attend and act for and on behalf of the undersigned at the annual and special meeting (the "Meeting") of the Unitholders of the Trust to be held on Tuesday, April 22, 2003 at 2:30 p.m. (Calgary time) in the Glenview Room, TELUS Convention Centre, 120 - 9th Avenue S.E., Calgary, Alberta, and at any adjournment thereof, and at every poll which may be taken in consequence thereof, and to vote the Units registered in the name of the undersigned, with the same powers that the undersigned would have if the undersigned was personally present at the Meeting or such adjournment thereof. Without limiting the generality of the authorization and power hereby given, the undersigned hereby revokes any proxy previously given and directs the nominee appointed hereunder to vote the Units as follows, and the trustee of the Trust (the "Trustee") shall, where applicable, in turn vote the common shares of COSL in accordance with the decision of the Unitholders:

1. Directing the Trustee to vote the common shares of COSL so as to appoint PricewaterhouseCoopers LLP as the auditor of COSL for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof;

   [ ] FOR

   [ ] WITHHOLD FROM VOTING

2. Appointing PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof;

   [ ] FOR

   [ ] WITHHOLD FROM VOTING

3. Directing the Trustee to vote the common shares of COSL so as to elect as directors of COSL all of the nominees of the Trust, as described and set forth in the Management Proxy Circular of the Trust dated March 10, 2003, and to fill any vacancies among the directors of COSL that may arise between the Meeting and the first meeting of the Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by COSL;

   [ ] FOR

   [ ] WITHHOLD FROM VOTING

4. Approving the special resolution regarding the Quorum Amendment to the Trust Indenture, as described and set forth in the Management Proxy Circular of the Trust dated March 10, 2003;

   [ ] FOR

   [ ] AGAINST

5. Approving the special resolution regarding the Electronic Voting Amendment to the Trust Indenture, as described and set forth in the Management Proxy Circular of the Trust dated March 10, 2003;

   [ ] FOR

   [ ] AGAINST

6. Approving the special resolution regarding the Convertible Securities Amendment to the Trust Indenture, as described and set forth in the Management Proxy Circular of the Trust dated March 10, 2003; and

   [ ] FOR

   [ ] AGAINST

7. On any other business that may properly come before the Meeting or any adjournment or adjournments thereof, in such manner as the proxyholder may determine in his or her discretion.

This form of proxy confers on the nominees named herein discretionary authority with respect to amendments or variations of those matters identified in the accompanying Notice of Annual and Special Meeting of Unitholders (the "Notice of Meeting") dated March 10, 2003 or any other matters that may properly come before the Meeting or any adjournments thereof. This proxy also authorizes the Trustee to replace any nominee identified above for election as a director of COSL if such nominee is unable or not willing to serve as a director. As at March 10, 2003, neither the Trustee nor COSL knows of any such amendments, other matters or anticipated replacements.

The Units represented by this proxy will be voted on the matters listed above and identified in the Notice of Meeting in such manner as the Unitholder giving this proxy may have specified by marking an "X" in the spaces provided above for that purpose. If no choice is specified hereon as to the manner in which the Units represented by this proxy are to be voted with respect to any matter listed above and identified in the Notice of Meeting, then all such Units will be voted "FOR" each such matter.

A Unitholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Unitholder) to attend and act for and on behalf of such Unitholder at the Meeting other than the persons designated as nominees in this form of proxy. To exercise this right, the Unitholder should insert in the name of such person in the blank space provided above.

This proxy is solicited on behalf of the Trustee by the management of COSL pursuant to the terms of the Management Agreement dated July 5, 2001 between the Trust and COSL.

To be effective, proxies must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) not less than twenty-four (24) hours before the time set for the holding of the Meeting or any adjournment thereof. Proxies may be revoked at any time prior to their use.

DATED this _____ day of ___________________, 2003.

____
Name of Unitholder (please print)

____
Signature of Unitholder (or duly authorized person)

NOTES:

1. This proxy must be executed by the Unitholder or by his or her attorney duly authorized in writing or, if the Unitholder is a corporation, under its corporate seal by a duly authorized officer or attorney thereof indicating the capacity under which such officer or attorney is signing.

2. Proxies not dated in the space provided will be deemed to bear the date on which the accompanying Management Proxy Circular was mailed to Unitholders.

3. The name of the Unitholder must appear exactly as it is shown on the affixed label. If Units are held jointly, any one of the joint owners may sign.

4. If Units are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered. If Units are registered in the name of a deceased or other Unitholder, the Unitholder's name must be printed in the space provided, the proxy must sign below the Unitholder signature and evidence of authority to sign on behalf of the Unitholder must be attached to the proxy.



NEWS RELEASE
For immediate release

Canadian Oil Sands provides tax information

Calgary, March 21, 2003 (TSX – COS.UN) —Canadian Oil Sands Trust (the "Trust") today announced that, for **U.S. residents**, the cash distributions paid by the Trust in the 2002 calendar year were 88.43 per cent taxable as ordinary income with the remaining 11.57 per cent tax deferred as return of capital or capital gain. The tax treatment of distributions paid to **Canadian unitholders** was released on February 25, 2003. Unitholders should note that the cash distribution payable on February 28, 2003 is taxable in the 2002 year because the distribution relates to the period ended December 31, 2002.

A Canadian NR4 (non-resident) supplemental slip detailing the specific taxable amounts will be mailed to the Trust's non-resident unitholders. For any questions regarding this form, please contact the Trustee and Transfer Agent, Computershare Trust Company of Canada, at (403) 267-6555. For all other inquiries, please contact the Trust.

Canadian Oil Sands paid a total cash distribution of approximately US$1.30, or Cdn $2.00, per Trust unit to unitholders in 2002. A detailed breakdown of the distributions is available at www.cos-trust.com.

Income Tax consequences of participating in the Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP")

In order to assist unitholders in understanding the Canadian federal income tax treatment of the Premium Distribution option of the DRIP, the Trust has posted on its Web site at www.cos-trust.com a memo from the Trust's external tax counsel explaining the tax consequences of participating in the DRIP. Unitholders are advised to consult their own tax advisors as to their particular income tax situation regarding all tax-related matters.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 31.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 80 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com